                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                     MARCH
FOR THE MONTH OF ___________________________________________ , 2003
                                                                 --

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                         PERUSAHAAN PERSEROAN (PERSERO)
                                         PT TELEKOMUNIKASI INDONESIA
                                         ---------------------------------------
                                                      (REGISTRANT)



                                                ROCHIMAN SUKARNO
                                                HEAD OF INVESTOR RELATION


             MARCH 31TH, 2003               /s/ Rochiman Sukarno
DATE_________________________________    BY ____________________________________
                                                        (SIGNATURE)

Eddy Pianto                                                [GRANT THORNTON LOGO]
Registered Public Accountants
Jl Sisingamangarajn No. 30
Jakarta Selatan 12120
P.O. Box 4123/JKTM-JKT 12041

Tel:   6221 720 2605
Fax:   6221 720 2606
email: gti@grant-thornton.co.id

Report of Independent Auditors

Report No. 008/2003

The Stockholders, Board of Commissioners and Directors
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited the accompanying consolidated balance sheet of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries ("The Company") as of December 31, 2002, and the related consolidated statements of income, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit. We did not audit the balance sheets of PT Telekomunikasi Selular (Telkomsel), PT Dayamitra Telekomunikasi (Dayamitra), PT Indonusa Telemedia (Indonusa) and PT Graha Sarana Duta (GSD) as of December 31, 2002, or the related statements of income, changes in equity, and cash flows for the year then ended, which statements reflect total assets constituting 29% of consolidated total assets as of December 31, 2002, and total revenues constituting 38% of consolidated total revenues for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Telkomsel, Dayamitra, Indonusa, and GSD, is based solely on the reports of such other auditors. The consolidated financial statements of the company and its subsidiaries for the year ended December 31, 2001, were audited by other auditors whose reports, dated February 28, 2002, expressed an unqualified opinion on those statements and included explanatory paragraphs concerning a dispute between the Company and an investor in a Joint Operation Scheme and the effects of the economic conditions in Indonesia on the Company and its subsidiaries.

We conducted our audit in accordance with auditing standards established by the Indonesian Institute of Accountants and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other independent auditors, the 2002 consolidated financial statements present fairly, in all material respects, the financial positions of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries as of December 31, 2002, and the results of their operations, changes in their equity, and their cash flows for the year then ended in conformity with accounting principles generally accepted in Indonesia.

As described in Notes 49 and 53 to the consolidated financial statements, the Company and an Investor in a Joint Operation Scheme (AriaWest) have submitted various claims against each other for resolution in arbitration proceedings under the Rules of the International Chamber of Commerce. On May 8, 2002, the Company and the shareholders of AriaWest entered into a Conditional Sales and Purchase Agreement (CSPA) in connection with the buyout of 100% AriaWest shares. According to the CSPA, both parties have agreed to resolve all disputes with AriaWest on the date the CSPA becomes effective. So far up to the date of this report, the CSPA is not effective yet because some closing conditions have not yet been fulfilled by the shareholders of AriaWest. During the process of the dispute resolution, ICC has agreed to postpone the arbitration process until April 17, 2003.

[GRANT THORNTON LOGO]

Note 55 to the consolidated financial statements includes a summary of the effects the economic conditions in Indonesia have had on the Company and its subsidiaries, as well as measures the Company and its subsidiaries have implemented or plan to implement in response to the economic conditions. The accompanying consolidated financial statements include the effects of the economic conditions to the extent they can be determined and estimated.

Accounting principles generally accepted in Indonesia vary in certain respects with those in the United States of America. A description of the significant differences between the U.S. and Indonesian generally accepted accounting principles and the approximate effects of those differences on the net income for the year ended December 31, 2002 and equity as of December 31, 2002 are set forth in Notes 57 and 58, respectively, to the consolidated financial statements.

Our audit procedures also included the translation of Rupiah amounts into the U.S. Dollar currency and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. Dollar amounts are presented solely for the convenience of the readers.

EDDY PLANTO
License No. 98.2.0136

/s/ Eddy Planto Simon

Drs. Eddy Planto Simon
License No. 98.1.0166

March 25, 2003



NOTICE TO READERS

The accompanying consolidated financial statements are intended to present the financial position and results of operations, changes in stockholders' equity and cash flows in accordance with accounting principles and practices generally accepted in Indonesia and not that of any other jurisdiction. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in Indonesia.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah and thousands of
United States Dollar)
--------------------------------------------------------------------------------


                                                                                   2001                2002
                                                                                ----------    --------------------------
                                                                   Notes            Rp            Rp       US$ (Notes 3)
                                                                 ---------      ----------    ----------   -------------

ASSETS

CURRENT ASSETS
Cash and cash equivalents                                         2e,6,47        3,644,213     5,699,070       639,411
Temporary investments                                             2f,7,47          348,915     1,073,000       120,386
Trade accounts receivable                                        2g,8,9,47
   Related parties - net of allowance for doubtful accounts
     of Rp325,930 million in 2001 and Rp576,374 million
     in 2002                                                                     1,037,154     1,308,102       146,763
   Third parties - net of allowance for doubtful accounts of
     Rp252,855 million in 2001 and Rp397,810 million
     in 2002                                                                     1,415,686     1,890,679       212,126
Other accounts receivable - net of allowance for doubtful
   accounts of Rp26,964 million in 2001 and Rp20,326
   million in 2002                                                 2g,47           196,664       285,920        32,079
Inventories - net of allowance for obsolescence of
   Rp48,997 million in 2001 and Rp53,795 million in 2002           2h,10           191,092       139,682        15,672
Prepaid expenses                                                     2i            335,720       353,656        39,680
Prepaid taxes                                                        11                 --        84,674         9,500
Other current assets                                                 12            139,075       145,761        16,353
                                                                                ----------    ----------    ----------

Total Current Assets                                                             7,308,519    10,980,544     1,231,970
                                                                                ----------    ----------    ----------

NONCURRENT ASSETS
Long-term investments - net                                        2f,13           191,382       183,147        20,548
Property, plant and equipment - net of accumulated
   depreciation of Rp15,929,614 million in 2001 and
   Rp19,718,913 million in 2002                                   2j,2k,14      22,288,766    27,645,780     3,101,737
Property, plant and equipment under revenue-sharing
   arrangements - net of accumulated depreciation of
   Rp840,918 million in 2001 and Rp840,949 million in 2002        2l,15,50         452,733       379,637        42,594
Advances and other noncurrent assets                              2n,7,47          694,879       528,568        59,303
Intangible assets                                                1b,2c,5,16      1,356,144     2,052,126       230,240
Advance payment for investment in shares of stock                   5,49                --       247,548        27,773
Escrow accounts                                                   5,17,49          171,080       297,928        33,426
Property not used in operations                                                      6,777         6,889           772
                                                                                ----------    ----------    ----------

Total Noncurrent Assets                                                         25,161,761    31,341,623     3,516,393
                                                                                ----------    ----------    ----------

TOTAL ASSETS                                                                    32,470,280    42,322,167     4,748,363
                                                                                ==========    ==========    ==========



See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
DECEMBER 31, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah and thousands of
United States Dollar)
--------------------------------------------------------------------------------



                                                                                     2001                    2002
                                                                                  ----------      -----------------------------
                                                                     Notes            Rp              Rp          US$ (Notes 3)
                                                                   ---------      ----------      ----------      -------------

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade accounts payable                                               18,47
   Related parties                                                                    721,009       1,032,942         115,892
   Third parties                                                                    1,056,644       2,356,284         264,365
Other accounts payable                                                47               49,392          58,708           6,588
Taxes payable                                                        2r,19          1,875,023       1,212,575         136,046
Dividends payable                                                                       1,411           1,494             168
Accrued expenses                                                    4,20,47         1,437,575       2,510,402         281,656
Unearned income                                                       2o              271,928         498,801          55,963
Advances from customers and suppliers                                21,49            213,432       1,132,319         127,041
Short-term bank loan                                                  22              500,000          39,205           4,399
Current maturities of long-term liabilities                        2k,5,23,24
                                                                 25,26,27,29,47     1,542,600       2,012,251         225,765
Liability for cross-ownership transactions                             4            2,406,309              --              --
                                                                                  -----------     -----------     -----------

Total Current Liabilities                                                          10,075,323      10,854,981       1,217,883
                                                                                  -----------     -----------     -----------

NONCURRENT LIABILITIES
Deferred tax liabilities - net                                       2r,42          1,767,759       1,521,209         170,673
Unearned income on revenue-sharing arrangements                   2l,15,38,50         225,714         165,978          18,622
Unearned initial investor payments under joint operation scheme    2m,35,47           111,834          66,117           7,418
Long-term liabilities - net of current maturities
   Two-step loans - related party                                    24,47          8,637,340       7,694,445         863,284
   Suppliers' credit loans                                          5,17,25           395,020         175,625          19,704
   Bridging loan                                                    5,17,26           111,401          53,405           5,992
   Project cost payable                                                               242,809          15,513           1,740
   Bond payable and guaranteed notes                                  28                   --       2,337,518         262,259
   Bank loan                                                          29               73,150          85,355           9,576
   Other long-term debt                                               2k               10,181           9,275           1,041
   Liability for acquisition of a subsidiary                        5,17,27           260,840              --              --
                                                                                  -----------     -----------     -----------

Total Noncurrent Liabilities                                                       11,836,048      12,124,440       1,360,309
                                                                                  -----------     -----------     -----------

MINORITY INTEREST IN NET ASSETS OF
   SUBSIDIARIES                                                       30            1,235,334       3,443,563         386,353
                                                                                  -----------     -----------     -----------

EQUITY
Capital stock - Rp500 par value per Series A Dwiwarna share and
   Series B share
   Authorized - one Series A Dwiwarna share and
     39,999,999,999 Series B shares
   Issued and fully paid - one Series A Dwiwarna share
     and 10,079,999,639 Series B shares                               31            5,040,000       5,040,000         565,466
Additional paid-in capital                                            32            1,073,333       1,073,333         120,423
Difference in value of restructuring transactions between
   entities under common control                                     2c,4          (7,402,343)     (7,032,455)       (789,011)
Difference due to change of equity in associated companies           2f,13            342,425         342,425          38,419
Translation adjustment                                               2d,13            179,672         164,966          18,508
Unrealized loss on decline in value of securities                    2f,7                (207)             --              --
Retained earnings
   Appropriated                                                       44              320,392         745,403          83,630
   Unappropriated                                                                   9,770,303      15,565,511       1,746,383
                                                                                  -----------     -----------     -----------

Total Equity                                                                        9,323,575      15,899,183       1,783,818
                                                                                  -----------     -----------     -----------

TOTAL LIABILITIES AND EQUITY                                                       32,470,280      42,322,167       4,748,363
                                                                                  ===========     ===========     ===========



See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollar, except share and ADS data)
--------------------------------------------------------------------------------




                                                                           2000           2001                   2002
                                                                        -----------    -----------    ---------------------------
                                                            Notes           Rp             Rp             Rp        US$ (Notes 3)
                                                          ---------     -----------    -----------    -----------   -------------
OPERATING REVENUES
   Telephone                                                2o,33
      Fixed lines                                                         5,177,864      6,415,156      8,327,378        934,296
      Cellular                                                            2,890,002      4,707,998      6,226,801        698,620
   Interconnection                                        2o,34,47          980,985      1,387,363      3,025,906        339,494
   Joint operation scheme                               2m,2o,35,47       2,267,154      2,219,586      1,637,809        183,755
   Data and internet                                         36             107,934        673,184      1,571,470        176,312
   Network                                                   37             340,034        414,929        326,412         36,622
   Revenue-sharing arrangements                              38             308,365        265,173        280,158         31,433
   Other telecommunications services                        2l,2o            39,658         47,400          3,803            427
                                                                        -----------    -----------    -----------    -----------

         Total Operating Revenues                                        12,111,996     16,130,789     21,399,737      2,400,959
                                                                        -----------    -----------    -----------    -----------

OPERATING EXPENSES
   Personnel                                                 39           1,610,196      2,028,812      4,124,064        462,702
   Depreciation                                          2j,2k,2l,14      2,419,069      2,828,603      3,504,201        393,156
   Operation, maintenance and telecommunication
      services                                               40           1,385,735      2,149,921      2,432,176        272,880
   General and administrative                                41             871,683      1,287,747      1,557,789        174,777
   Marketing                                                                147,160        220,006        379,823         42,614
                                                                        -----------    -----------    -----------    -----------

         Total Operating Expenses                                         6,433,843      8,515,089     11,998,053      1,346,129
                                                                        -----------    -----------    -----------    -----------

OPERATING INCOME                                                          5,678,153      7,615,700      9,401,684      1,054,830
                                                                        -----------    -----------    -----------    -----------

OTHER INCOME (CHARGES)
   Gain on sales of long term investment                     2f                  --             --      3,196,380        358,620
   Interest income                                        2e,2f,47          691,962        571,587        485,356         54,455
   Interest expense                                          47            (816,749)    (1,329,642)    (1,534,568)      (172,172)
   Gain (loss) on exchange rate differences - net           2d,54          (944,077)      (378,720)       516,699         57,971
   Equity in net income (loss) of associated companies      2f,47          (232,044)       (85,686)        62,167          6,975
   Others - net                                                             411,955        294,050        214,856         24,106
                                                                        -----------    -----------    -----------    -----------

   Other income (charges) - net                                            (888,953)      (928,411)     2,940,890        329,955
                                                                        -----------    -----------    -----------    -----------

INCOME BEFORE TAX                                                         4,789,200      6,687,289     12,342,574      1,384,785

TAX EXPENSE
   Current tax                                              2r,42        (1,228,199)    (2,174,401)    (2,838,573)      (318,476)
   Deferred tax                                             2r,42          (238,068)       103,747         92,716         10,402
                                                                        -----------    -----------    -----------    -----------

                                                                         (1,466,267)    (2,070,654)    (2,745,857)      (308,074)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES AND
   PRE ACQUISITION (INCOME) LOSS                                          3,322,933      4,616,635      9,596,717      1,076,711

PRE ACQUISITION (INCOME) LOSS OF SUBSIDIARIES                                    --        108,080       (142,817)       (16,023)

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES               30           (312,930)      (474,605)    (1,108,626)      (124,383)
                                                                        -----------    -----------    -----------    -----------

NET INCOME                                                                3,010,003      4,250,110      8,345,274        936,305
                                                                        ===========    ===========    ===========    ===========
BASIC EARNINGS PER SHARES                                 2s,43,44
   Net income per share                                                      298.61         421.64         827.90           0.09
                                                                        ===========    ===========    ===========    ===========
   Net income per ADS
   (20 Series B shares per ADS)                                            5,972.23       8,432.76      16,558.08           1.86
                                                                        ===========    ===========    ===========    ===========



See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah)
--------------------------------------------------------------------------------




                                                                                              Difference due to   Unrealized loss
                                                                                  Additional  change of equity     on decline in
                                                                    Capital        paid-in      in associated        value of
                                                                     stock         capital        companies         securities
                                                                    -------       ----------  -----------------    --------------
            Description                                                Rp            Rp              Rp                 Rp
          ---------------                                           -------       ----------  -----------------    --------------

Balance as of January 1, 2000                                      5,040,000      1,073,333        430,722             (159)

Equity resulting from restatement                                         --             --             --               --

Difference due to change of equity in Telkomsel and PSN -
    net of deferred tax effect of Rp1,853 million                         --             --         (4,325)              --

Unrealized loss on decline in value of securities                         --             --             --               (6)

Increase in investment in CSM and PSN resulted from
    currency translation adjusment from US Dollar to Rupiah -
    net of deferred tax effect of Rp6,349 million                         --             --             --               --

Resolved during the Annual General Meeting of the
    Stockholders on April 7, 2000:
    Declaration of cash dividend                                          --             --             --               --
    Appropriation for general reserve                                     --             --             --               --

Net income for the year - as restated                                     --             --             --               --
                                                                   ---------      ---------        -------             ----

Balance as of December 31, 2000                                    5,040,000      1,073,333        426,397             (165)
                                                                   =========      =========        =======             ====





                                                                               Equity
                                                                              resulting          Retained earnings
                                                                Translation      from      ----------------------------    Total
                                                                adjustment    restatement  Appropriated  Unappropriated    equity
                                                                -----------   -----------  ------------  --------------  ----------
            Description                                             Rp            Rp           Rp              Rp            Rp
          ---------------                                       -----------   -----------  ------------  --------------  ----------

Balance as of January 1, 2000                                     162,299       791,302      171,719        5,346,395    13,015,611

Equity resulting from restatement                                      --       430,231           --         (470,992)      (40,761)

Difference due to change of equity in Telkomsel and PSN -
    net of deferred tax effect of Rp1,853 million                      --            --           --               --        (4,325)

Unrealized loss on decline in value of securities                      --            --           --               --            (6)

Increase in investment in CSM and PSN resulted from
    currency translation adjusment from US Dollar to Rupiah -
    net of deferred tax effect of Rp6,349 million                  14,815            --           --               --        14,815

Resolved during the Annual General Meeting of the
    Stockholders on April 7, 2000:
    Declaration of cash dividend                                       --            --           --       (1,086,161)   (1,086,161)
    Appropriation for general reserve                                  --            --       21,723          (21,723)           --

Net income for the year - as restated                                  --            --           --        3,010,003     3,010,003
                                                                  -------     ---------      -------        ---------    ----------

Balance as of December 31, 2000                                   177,114     1,221,533      193,442        6,777,522    14,909,176
                                                                  =======     =========      =======        =========    ==========



See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah)
--------------------------------------------------------------------------------


                                                                                       Difference in value
                                                                                        of restructuring       Difference due to
                                                                        Additional    transactions between     change of equity
                                                          Capital         paid-in        entities under          in associated
                                                           stock          capital        common control            companies
                                                        -----------     ----------    --------------------     -----------------
            Description                                     Rp               Rp                Rp                     Rp
            -----------                                 -----------     ----------    --------------------     -----------------

Balance as of January 1, 2001                             5,040,000      1,073,333                 --               426,397

Difference in value of restructuring transactions
    between entities under common control                        --             --         (7,402,343)                   --

Reversal of difference due to change of equity
    in Satelindo - net of deferred tax effect of
    Rp87,133 million                                             --             --                 --              (203,309)

Difference due to change of equity in Telkomsel -
    net of deferred tax effect of Rp51,144 million               --             --                 --               119,337

Unrealized loss on decline in value of securities                --             --                 --                    --

Foreign currency translation of CSM -
    net of deferred tax effect of Rp1,096 million                --             --                 --                    --

Resolved during the Annual General Meeting of the
    Stockholders on May 10, 2001
    Declaration of cash dividend                                 --             --                 --                    --
    Appropriation for general reserve                            --             --                 --                    --

Net Income for the year                                          --             --                 --                    --
                                                        -----------    -----------        -----------           -----------
Balance as of December 31, 2001                           5,040,000      1,073,333         (7,402,343)              342,425
                                                        ===========    ===========        ===========           ===========






                                                       Unrealized loss                         Equity
                                                        on decline in                         resulting
                                                           value of         Translation         from
                                                          securities        adjustment       restatement
                                                       ----------------     -----------      -----------
            Description                                       Rp                Rp               Rp
            -----------                                ----------------     -----------      -----------

Balance as of January 1, 2001                               (165)              177,114         1,221,533

Difference in value of restructuring transactions
    between entities under common control                     --                    --        (1,221,533)

Reversal of difference due to change of equity
    in Satelindo - net of deferred tax effect of
    Rp87,133 million                                          --                    --                --

Difference due to change of equity in Telkomsel -
    net of deferred tax effect of Rp51,144 million            --                    --                --

Unrealized loss on decline in value of securities            (42)                   --                --

Foreign currency translation of CSM -
    net of deferred tax effect of Rp1,096 million             --                 2,558                --

Resolved during the Annual General Meeting of the
    Stockholders on May 10, 2001
    Declaration of cash dividend                              --                    --                --
    Appropriation for general reserve                         --                    --                --

Net Income for the year                                       --                    --                --
                                                       ---------           -----------       -----------
Balance as of December 31, 2001                             (207)              179,672                --
                                                       =========           ===========       ===========





                                                             Retained earnings
                                                       ------------------------------      Total
                                                       Appropriated    Unappropriated      equity
                                                       ------------    --------------      ------
            Description                                      Rp             Rp               Rp
            -----------                                ------------    --------------      ------

Balance as of January 1, 2001                             193,442        6,777,522        14,909,176

Difference in value of restructuring transactions
    between entities under common control                      --         (241,725)       (8,865,601)

Reversal of difference due to change of equity
    in Satelindo - net of deferred tax effect of
    Rp87,133 million                                           --               --          (203,309)

Difference due to change of equity in Telkomsel -
    net of deferred tax effect of Rp51,144 million             --               --           119,337

Unrealized loss on decline in value of securities              --               --               (42)

Foreign currency translation of CSM -
    net of deferred tax effect of Rp1,096 million              --               --             2,558

Resolved during the Annual General Meeting of the
    Stockholders on May 10, 2001
    Declaration of cash dividend                               --         (888,654)         (888,654)
    Appropriation for general reserve                     126,950         (126,950)               --

Net Income for the year                                        --        4,250,110         4,250,110
                                                      -----------      -----------       -----------
Balance as of December 31, 2001                           320,392        9,770,303         9,323,575
                                                      ===========      ===========       ===========


See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah)
--------------------------------------------------------------------------------

                                                                                                        Difference in value
                                                                                                          of restructuring
                                                                                         Additional     transactions between
                                                                           Capital        paid-in          entities under
                                                                            stock         capital          common control
                                                                          ---------      ----------     --------------------
              Description                                   Notes            Rp              Rp                 Rp
              -----------                                 ---------       ---------       ---------     --------------------

Balance as of January 1, 2002                                             5,040,000       1,073,333        (7,402,343)

Decline of investment in CSM as a result of foreign
    currency translation of CSM - net of deferred tax
    effect of Rp6,303 million                               2d,13                --              --                --

Sales of mutual fund - Seruni                                 7                  --              --                --

Reversal of deferred tax liability on restructuring
transactions between entities under common control            4                  --              --           369,888

Resolved during the Annual General Meeting of the
    Stockholders on June 21, 2002:
    Declaration of cash dividend                              44                 --              --                --
    Appropriation for general reserve                         44                 --              --                --

Net Income for the year                                                          --              --                --
                                                                          ---------       ---------        ----------
Balance as of December 31, 2002                                           5,040,000       1,073,333        (7,032,455)
                                                                          =========       =========        ==========


                                                            Difference due to    Unrealized loss
                                                             change of equity     on decline in
                                                               in associated         value of        Translation
                                                                 companies          securities       adjustment
                                                            -----------------    ----------------    -----------
              Description                                            Rp                Rp                Rp
              -----------                                   -----------------    ----------------    -----------

Balance as of January 1, 2002                                     342,425              (207)           179,672

Decline of investment in CSM as a result of foreign
    currency translation of CSM - net of deferred tax
    effect of Rp6,303 million                                          --                --            (14,706)

Sales of mutual fund - Seruni                                          --               207                 --

Reversal of deferred tax liability on restructuring
transactions between entities under common control                     --                --                 --

Resolved during the Annual General Meeting of the
    Stockholders on June 21, 2002:
    Declaration of cash dividend                                       --                --                 --
    Appropriation for general reserve                                  --                --                 --

Net Income for the year                                                --                --                 --
                                                                  -------           -------            -------
Balance as of December 31, 2002                                   342,425                --            164,966
                                                                  =======           =======            =======


                                                                    Retained earnings
                                                            -------------------------------      Total
                                                            Appropriated     Unappropriated      equity
                                                            ------------     --------------      ------
              Description                                         Rp              Rp               Rp
              -----------                                   ------------     --------------       -----

Balance as of January 1, 2002                                   320,392         9,770,303       9,323,575

Decline of investment in CSM as a result of foreign
    currency translation of CSM - net of deferred tax
    effect of Rp6,303 million                                        --                --         (14,706)

Sales of mutual fund - Seruni                                        --                --             207

Reversal of deferred tax liability on restructuring
transactions between entities under common control                   --                --         369,888

Resolved during the Annual General Meeting of the
    Stockholders on June 21, 2002:
    Declaration of cash dividend                                     --        (2,125,055)     (2,125,055)
    Appropriation for general reserve                           425,011          (425,011)             --

Net Income for the year                                              --         8,345,274       8,345,274
                                                              ---------        ----------      ----------
Balance as of December 31, 2002                                 745,403        15,565,511      15,899,183
                                                              =========        ==========      ==========



See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah and thousands of
United States Dollar)
--------------------------------------------------------------------------------


                                                          2000            2001                    2002
                                                       -----------     -----------     ----------------------------
                                                           Rp              Rp              Rp         US$ (Notes 3)
                                                       -----------     -----------     -----------    -------------

CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipt from operating revenues
   Telephone and interconnection - net
     Fixed line                                          4,883,551       6,310,052       9,784,115       1,097,735
     Cellular                                            2,832,332       5,237,087       8,130,370         912,192
   Joint Operation Scheme                                1,950,693       1,717,154         746,748          83,782
   Interconnection - net                                 1,252,742       1,127,545       1,753,270         196,709
   Other services                                          771,480         697,348         620,416          69,608
                                                       -----------     -----------     -----------     -----------
   Total cash receipt from operating revenues           11,690,798      15,089,186      21,034,919       2,360,026
Cash payments for operating expenses                    (3,149,770)     (5,321,836)     (7,933,104)       (890,060)
                                                       -----------     -----------     -----------     -----------

Cash generated from operations                           8,541,028       9,767,350      13,101,815       1,469,966
                                                       -----------     -----------     -----------     -----------

Interest received                                          725,489         590,966         565,876          63,489
Income tax payments                                     (1,642,818)     (2,098,272)     (3,394,955)       (380,899)
Interest paid                                             (856,961)     (1,256,404)       (921,448)       (103,382)
Cash receipt of advance from KSO III                            --              --         830,431          93,171
Cash receipt from customer and advances                    109,021           8,949         278,587          31,256
                                                       -----------     -----------     -----------     -----------

Net Cash Provided by Operating Activities                6,875,759       7,012,589      10,460,306       1,173,601
                                                       -----------     -----------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments and maturity of time
   deposits                                              5,118,034       7,892,554       1,497,883         168,056
Proceeds from sale of property, plant and equipment          5,950          10,944         204,008          22,889
Payment for cross ownership transactions                        --      (6,243,279)     (2,609,145)       (292,735)
Puchases of marketable securities and placements in
   time deposits                                        (7,682,827)     (4,370,479)     (2,279,362)       (255,735)
Sale of ownership in Telkomsel                                  --              --       3,948,945         443,055
Acquisitions of property, plant and equipment           (2,366,450)     (3,591,449)     (5,057,610)       (567,442)
Decrease in advances and others                            137,721         263,881          57,485           6,450
Payment of advance for invesment in shares of stock             --              --        (272,548)        (30,579)
Acquisitions of long-term investment                       (14,000)         (1,400)       (749,184)        (84,055)
                                                       -----------     -----------     -----------     -----------

Net Cash Used in Investing Activities                   (4,801,572)     (6,039,228)     (5,259,528)       (590,096)
                                                       -----------     -----------     -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES
Security deposit                                                --              --         (16,092)         (1,806)
Proceeds from bonds                                             --              --       2,365,314         265,378
Repayment of long term liabilities                        (894,998)     (1,231,322)     (2,753,533)       (308,934)
Cash dividends paid                                     (1,218,009)     (1,023,355)     (2,443,749)       (274,178)
Net distributed to social institution                           --          (1,721)           (615)            (69)
Decrease (increase) in escrow account                        3,034        (171,077)       (297,246)        (33,350)
Decrease in other non current assets                            --         264,664              --              --
Receipts from Bank Loan                                         --         500,000              --              --
                                                       -----------     -----------     -----------     -----------

Net Cash Used in Financing Activities                   (2,109,973)     (1,662,811)     (3,145,921)       (352,959)
                                                       -----------     -----------     -----------     -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       (35,786)       (689,450)      2,054,857         230,546

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR           4,369,449       4,333,663       3,644,213         408,865
                                                       -----------     -----------     -----------     -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                 4,333,663       3,644,213       5,699,070         639,411
                                                       ===========     ===========     ===========     ===========



See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT  TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah and thousands of
United States Dollar)
--------------------------------------------------------------------------------



                                                             2000           2001                   2002
                                                         -----------     -----------     ----------------------------
                                                              Rp             Rp              Rp         US$ (Notes 3)
                                                         -----------     -----------     -----------    -------------
SUPPLEMENTAL CASH FLOWS INFORMATION

Acquisition of subsidiaries:
   Acquisition cost                                               --      12,430,716       1,075,295         120,643
   Cash payment                                                   --       6,425,057         288,799          32,402
   Bank balance and cash acquired                                 --        (181,778)             --              --
                                                         -----------     -----------     -----------     -----------

   Cash outflow for acquisition of subsidiaries                   --       6,243,279         288,799          32,402
                                                         -----------     -----------     -----------     -----------

Noncash investing and financing activities:
   Increase in property under construction
     through the incurrence of long-term debt                580,584          60,341         190,080          21,326
   Increase in property and equipment through
     lease liabilities                                            --           2,483              --              --
   Capitalization of borrowing costs during
     construction:
     Gain (loss) on foreign exchange net                     179,207           1,746         (27,568)         (3,093)
     Interest                                                 62,534           8,089           9,528           1,069
   Conversion of receivable to long-term investment               --          92,750              --              --
   Changes from equity transactions of associated
     companies affecting the following accounts:
     Long-term investments                                    14,986         174,135              --              --
     Foreign currency translation adjustment of CSM's
       financial statements                                   14,815           2,558          14,706           1,650
     Deferred tax liability                                    4,496          52,240              --              --
     Difference due to change of equity in associated
       companies                                              (4,325)        119,337              --              --
     Decrease in property, plant and equipment and
       unearned income under revenue-sharing
       arrangement                                                --              --         (73,065)         (8,198)



See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2002, AND FOR THE YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

1.    GENERAL

      a.   Establishment and General Information

           Perusahaan (Persero) P.T. Telekomunikasi Indonesia Tbk (the "Company") was originally a part of "Post en Telegraafdienst", which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and published in State Gazette of the Dutch Indies No. 52 dated April 3, 1884.

           In 1991, based on Government Regulation No. 25 year 1991, the status of the Company was changed into a state-owned limited liability corporation ("Persero"). The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his decision letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette of the Republic of Indonesia No. 210 dated January 17, 1992, Supplement No. 5. The Articles of Association have been amended several times, the most recent amendment was made through Deed No. 4 dated January 10, 2002, of Notary A. Partomuan Pohan, S.H., LL.M., concerning the change in the Company's objective, scope of activities, directors' scope of authorities and the composition of the Company's board of commissioners. The notarial deed was approved by the Minister of Justice and Human Rights of the Republic of Indonesia in his decision letter No. C-00682HT.01.04.Th.2002 dated January 15, 2002.

           The Company's principal business is the provision of domestic telecommunication services, including telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. In order to accelerate the construction of telecommunication facilities, to make the Company a world-class operator, and to increase the technology as well as the knowledge and skills of its employees, the Company has entered into agreements with investors to develop, manage and operate telecommunication facilities under Joint Operation Schemes (known as "Kerja Sama Operasi" or "KSO") (see Note 49).

           Under Law No. 3/1989 on Telecommunication which took effect on April 1, 1989, Indonesian legal entities are allowed to provide basic telecommunication services in cooperation with the Company as the domestic telecommunication organizing body (or "badan penyelenggara"). Other Indonesian legal entities are also allowed to individually provide non-basic telecommunication services. In providing telecommunication services, these entities are required to obtain licenses from the Minister of Communications of the Republic of Indonesia (the Ministry of Communications assumed responsibility for the telecommunication sector from the now defunct Ministry of Tourism, Post and Telecommunication in March 1998). Government Regulation No. 8/1993 concerning the provision of telecommunication services, further provides that cooperation which provides basic telecommunication services can be in the form of joint venture, joint operation or contract management and that the entities cooperating with the domestic telecommunication organizing body must use the organizing body's telecommunication networks. If the telecommunication networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR THE YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

1.    GENERAL (continued)

      a.   Establishment and General Information (continued)

           The Minister of Tourism, Post and Telecommunication of the Republic of Indonesia ("MTPT"), through his two decision letters both dated August 14, 1995, reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunication services. Further, effective from January 1, 1996, the Company was granted the exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance telecommunication services for a minimum period of 10 years. The exclusive rights also apply to telecommunication services provided for and on behalf of the Company through a KSO. This grant of rights does not affect the Company's right to provide other domestic telecommunication services.

           On September 8, 1999, the Government issued Law No. 36/1999 on Telecommunication to replace Law No. 3/1989. Under the new Law, which took effect from September 2000, telecommunication activities cover:

           i.       Telecommunication networks
           ii.      Telecommunication services
           iii.     Special telecommunication

           National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunication networks and services. Special telecommunication can be provided by individuals, government agencies and legal entities other than telecommunication networks and service providers.

           Under Law No. 5/1999, activities that result in monopolistic practices and unhealthy competition are prohibited. In connection with this law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunication network operators where telecommunication service is provided by two or more telecommunication network operators.

           Based on press release No. 05/HMS/JP/VIII/2000 dated August 1, 2002 from the Director General of Post and Telecommunication and the correction thereto No. 1718/UM/VII/2000 dated August 2, 2000, the period of exclusive rights granted to the Company to provide local wireline and fixed wireless services was shortened to expire on August 2002 and August 2003 for domestic long-distance telecommunication services. In return, new operators are required to pay compensation to the Company, the amount of which is to be estimated by an independent appraiser. It is expected that as part of the compensation given to the Company, they will be granted a permit to provide international telecommunication services effective from August 2003.

           Based on the press release from the Coordinating Minister of Economics dated July 31, 2002, Government decided to terminate Telkom's exclusive rights as network provider for local and long-distance since August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk ("Indosat") was granted a license to provide local and long-distance telecommunication services.

           The Company's head office is located in Jalan Japati No. 1, Bandung, West Java. In 1996, five of the Company's seven regional divisions started to operate as separate units (known as "KSO Units") under Joint Operation Schemes.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR THE YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


1.    GENERAL (continued)

      a.   Establishment and General Information (continued)

           According to Article 3 of its Articles of Association, the scope of the Company's activities is as follows:

           1. The Company's objective is to provide telecommunication and information facilities and services, in accordance with prevailing regulations.

           2. To achieve the above objective, the Company is involved in the following activities:

                i. Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunication and information networks in accordance with prevailing regulations.

                ii. Planning, developing, providing, marketing or selling and improving telecommunication and information services in accordance with prevailing regulations.

                iii. Performing activities and other undertakings in connection with the utilization and development of the Company's resources and optimizing the utilization of the Company's property, plant and equipment, information systems, education and training, and repairs and maintenance facilities.

           As of December 31, 2001 and 2002, the Company had 37.422 employees and 34.678 employees, respectively, including those in the KSO Units.

           Based on the resolution of Annual Stockholders' General Meeting, the minutes of which have been notarized by Deed No. 17 dated May 10, 2001 of A. Partomuan Pohan, S.H., LL.M., the composition of the Company's Board of Commissioners from 2001 to 2004 is as follows:

           President Commissioner               :   Bacelius Ruru
           Commissioners                        :   Noor Fuad
                                                :   Purnomo Sidhi
                                                :   Andi Siswaka Faisal
                                                :   Rahardjo Tjakraningrat

           Based on the resolution of the Stockholders' Extraordinary General Meeting, the minutes of which have been notarized by deed No. 6 dated April 7, 2000 of the same notary, the composition of the Board of Directors from 2000 to 2005 is as follows:

           President Director                   :   Muhammad Nazif
           Directors                            :   Mursyid Amal
                                                :   Taufik Akbar
                                                :   Komaruddin Sastrakoesoemah
                                                :   Kristiono

           Based on the resolution of the Stockholders' Extraordinary General Meeting, the minutes of which have been notarized by Deed No. 37 dated June 21, 2002 of A. Partomuan Pohan, S.H., LL.M., the composition of the Company's board of commissioners from 2002 to 2004 is as follows:

           President Commissioner               :   Bacelius Ruru
           Commissioner                         :   Agus Haryanto
           Commissioner                         :   Djamhari Sirat
           Independent Commissioner             :   Arif Arryman
           Independent Commissioner             :   Petrus Sartono

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR THE YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


1.    GENERAL (continued)

      a.   Establishment and General Information (continued)

           Based on the resolution of the Stockholders' Extraordinary General Meeting, the minutes of which have been notarized by Deed No. 37 dated June 21, 2002 of the same notary, the composition of the Board of Directors from 2002 to 2005 is as follows:

           Chief Executive Officer                         :   Kristiono
           Chief Financial Officer                         :   Guntur Siregar
           Director for Telecommunication Services         :   Garuda Sugardo
           Chief Information Officer                       :   Agus Utoyo
           Director for Telecommunication Network          :   Suryatin Setiawan


      b.   Consolidated Subsidiaries

           The Company consolidates the following subsidiaries as a result of majority ownership or its right to control operations.

                                                                                       Percentage of                      Total
                                                                                         Ownership         Start of      Assets at
                                                                                      ----------------    Commercial    December 31
                  Subsidiaries              Domicile    Nature of Business            2001        2002    Operations       2002
                  ------------              --------    ------------------            ----        ----    ----------   ------------
                                                                                        %           %                       Rp

           PT Infomedia Nusantara           Jakarta     Data and information          51.00       51.00       1995          260,437
                                                        services

           PT Indonusa Telemedia            Jakarta     Multimedia                    57.50       57.50       1995           49,787

           PT Telekomunikasi Selular        Jakarta     Telecommunications            77.72       65.00       1995       10,939,421

           PT Dayamitra Telekomunikasi     Balikpapan   Telecommunications            90.32       90.32       1995          854,007

           PT Graha Sarana Duta             Jakarta     Real estate, construction     99.99       99.99       1982           47,368
                                                        and sevices

           PT Pramindo Ikat Nusantara        Medan      Telecommunications              --        30.00       1995        1,911,183
                                                        construction & services


           The Company has an indirect investment through its subsidiary in the following company:


                                                                                      Percentage of
                                                                                        Ownership
                                                                                      -------------    Start of
                                                                       Nature of                      Commercial
             Name of Company             Owner           Domicile      Business       2001    2002    Operations
             ---------------             -----           --------      ---------      ----    -----   ----------
                                                                                       %        %

           Telekomunikasi Selular   PT Telekomunikasi    Mauritius    Fund Raising     --      100        2002
           Finance Limited          Selular

           PT Infomedia Nusantara ("Infomedia")

           Infomedia is engaged in providing telecommunication information services and other information services in the form of print and electronic media. In 2002, Infomedia established a new line of business to provide call center services.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR THE YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

1.    GENERAL (continued)

      b.   Consolidated Subsidiaries (continued)

           PT Indonusa Telemedia ("Indonusa")

           Indonusa is engaged in providing multimedia telecommunication services.

           The Company has increased its investment in Indonusa from 35% in 2000 to 57.5% in 2001, by acquiring 2,800,000 new shares for Rp28,000 million. This acquisition resulted in goodwill of Rp654 million.

           PT Telekomunikasi Selular ("Telkomsel")

           Telkomsel is engaged in providing telecommunication facilities and mobile cellular services using Global System for Mobile Communication ("GSM") technology on a nationwide basis.

           Until December 31, 2000, the investment in Telkomsel was accounted for using the equity method. The Company's cross-ownership transaction with Indosat in 2001 has increased the Company's ownership interest in Telkomsel to 77.72%. The accounting treatment of the cross-ownership transaction is discussed further in Notes 4.

           On April 3, 2002, the Company entered into a Conditional Sale and Purchase Agreement ("CSPA") with Singapore Telkom Mobile Pte. Ltd. ("Singtel'). The CSPA covers the sale portion of the Company's shares in Telkomsel.

           The Company sold 23,223 ordinary registered shares of the capital of Telkomsel, numbering from 107,278 up to and including number 130,500 with a par value of Rp1,000,000 for each share representing 12.72% from Telkomsel. This transaction diluted Company's ownership in Telkomsel from 77.72% to 65%.

           The sale of the share closed on July 30, 2002 and resulted in a gain of Rp3,196,380 million for book purposes and Rp30,295 million for tax purposes. The difference resulted from the accounting for the acquisition of Telkomsel at its carryover basis because of the common control transaction.

           PT Dayamitra Telekomunikasi ("Dayamitra")

           Dayamitra is the investor in KSO VI, the joint operation scheme that provides telecommunication services in Kalimantan. The Company's acquisition of a 90.32% ownership interest in Dayamitra was effective on May 17, 2001, the date when the Deed of Share Transfer was signed.

           Details of this acquisition are discussed further in Note 5.

           PT Graha Sarana Duta ("GSD")

           GSD is engaged in providing construction, sales and leasing of offices, housing and hotels, with their related facilities.

           The Company acquired a 100% ownership interest in GSD from Koperasi Mitra Duta (Dalam Penyelesaian) and Dana Pensiun Bank Duta (Dalam Penyelesaian), for a purchase consideration of Rp119,000 million, based on the Sale and Purchase Agreement Deed No. 7 dated April 6, 2001 of Notary Imas Fatimah, S.H. This acquisition resulted in goodwill of Rp106,348 million.

           Based on the Share Sale and Purchase Agreement dated November 28, 2001, the Company sold one share to a related party for Rp9.5 million thereby reducing the Company's ownership interest to 99.99%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR THE YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


1.    GENERAL (continued)

      b.   Consolidated Subsidiaries (continued)

           PT Pramindo Ikat Nusantara ("Pramindo")

           Pramindo is the investor in KSO I, the joint operating scheme that provides telecommunication services in Sumatra.

           On August 15, 2002, the Company entered into a CSPA to acquire Pramindo through three installment purchase as follows:

                Date                                          Percentage
                ----                                          ----------
           August 15, 2002                                        30%
           September 30, 2003                                     15%
           December 31, 2004                                      55%

           Effective with the closing of the first installment, the Company was granted unilateral control over the operations of Pramindo and KSO Unit I. As a result, the Company has consolidated Pramindo as of January 1, 2002, with pre-acquisition net income deducted from consolidated income in the accompanying financial statements (see
           Note 2.6)

           Details of this acquisition are discussed further in Note 5.

           Telekomunikasi Selular Finance Limited ("TSFL")

           Telkomsel has 100% direct ownership interest in TSFL, a company which was established in Mauritius on April 22, 2002. TSFL's objective is to raise funds for the development of Telkomsel's business through the issuance of debenture stock, bonds, mortgages or any other securities.

      c.   Public Offering of Shares of the Company

           The Company's total number of shares immediately prior to its initial public offering was 8,400,000,000, comprised of 8,399,999,999 series B shares and 1 series A Dwiwarna share, all of which were owned by the Government of the Republic of Indonesia. On November 14, 1995, the Government sold the Company's shares through an initial public offering in the Jakarta Stock Exchange and Surabaya Stock Exchange. The shares offered consisted of 933,333,000 new series B shares and 233,334,000 series B shares owned by the Government of the Republic of Indonesia. A share offering was also conducted in the New York Stock Exchange and London Stock Exchange for 700,000,000 series B shares owned by the Government of the Republic of Indonesia, which were converted into 35,000,000 American Depositary Shares (ADS). Each ADS represents 20 series B shares.

           In December 1996, the Government of the Republic of Indonesia sold 388,000,000 series B shares, and later in 1997, the Government distributed 2,670,300 series B shares as an incentive for the stockholders not to sell their shares within one year from the date of the initial public offering.

           In May 1999, the Government sold 898,000,000 series B shares.

           Under Law No.1/1995 on Limited Liability Companies, the minimum total par value of the Company's issued shares of capital stock should be 25% of the total par value of the Company's authorized capital stock, or in the Company's case Rp5,000,000 million. To comply with the Law, it was resolved at the Annual Stockholders' General Meeting on April 16, 1999 to increase the issued shares of capital stock. The share dividend were distributed to existing shareholders in August 1999.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR THE YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

1.    GENERAL (continued)

      c.   Public Offering of Shares of the Company (continued)

           In December 2001, the Government of the Republic of Indonesia sold 1,200,000,000 shares or 11.9% of the series B shares.

           In July 2002, the Government of the Republic of Indonesia sold of 312,000,000 shares or 3.1% of the series B shares.

           As of December 31, 2002, all of the Company's series B shares have been listed on the Jakarta Stock Exchange and Surabaya Stock Exchange and 39,717,017 ADS shares have been listed on the New York Stock Exchange and London Stock Exchange.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a.   Consolidated Financial Statement Presentation

           The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Indonesia ("Indonesian GAAP"), which differ in certain respects with generally accepted accounting principles in the United States of America ("U.S. GAAP"). A description of significant differences and their approximate effects on net income and equity are set forth in Note 57 and 58.

           The consolidated financial statements also include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United States of America (the "U.S. SEC") (see Note
           59).

           The consolidated financial statements, except for statements of cash flows, are prepared under the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

           The consolidated statements of cash flows are prepared using the direct method with classifications of cash flows into operating, investing and financing activities.

           The reporting currency used in the preparation of the consolidated financial statements is the Indonesian Rupiah ("Rp").

      b.   Principles of Consolidation

           The consolidated financial statements include the financial statements of the Company and its subsidiaries. The Company consolidates subsidiaries over which it has control. The usual criterion for control is an ownership interest of more than 50%. The Company does not consolidate a subsidiary if control is expected to be temporary. Subsidiaries acquired that are accounted for using the purchase method are consolidated from the time the Company obtains control of such subsidiaries.

           Intercompany balances and transactions, including unrealized gains or losses on intercompany transactions, are eliminated to reflect the financial position and the results of operations of the Company and its subsidiaries as one business entity.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR THE YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------



2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      c.   Acquisitions and Business Divestitures

           The cross-ownership transactions with Indosat have been accounted for as a reorganization of entities under common control, because the Company and Indosat are both controlled by the Government of the Republic of Indonesia. These transactions have been recorded at historical cost, in a manner similar to that in pooling of interests accounting.

           The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, has been charged to equity as "Difference in Value of Restructuring Transactions Between Entities Under Common Control".

           The acquisition of a subsidiary from third parties is accounted for using purchase method. The excess of acquisition cost over the Company's interest in the fair value of identifiable assets and liabilities acquired is recorded as goodwill, which is amortized using straight-line method over the period not more than five years.

           The acquisition of KSO investors' company is accounted for using purchase method. The excess of acquisition cost over the Company's interest in the fair value of identifiable assets and liabilities acquired is recorded as intangible asset, which is amortized using straight-line method over the remaining KSO period.

      d.   Foreign Currency Transactions and Translation

           The books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions during the year involving foreign currencies are recorded at the rates of exchange prevailing at the time of the transactions. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated to reflect the rates of exchange prevailing at that date. The resulting gains or losses are credited or charged to current operations, except for foreign exchange differences that can be attributed to qualifying assets, which are capitalized.

           The exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Reuters in 2002 and Bridge Telerate in 2001. The buy and sell rates published by Bridge Telerate were Rp10.400 and Rp10.450 to US$1 as December 31, 2001. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were Rp8.940 and Rp8.960 to US$1 as of December 31, 2002. Telkomsel applied Bank Indonesia's buy and sell rates export notes for monetary assets and liabilities which was Rp8,940 to US$1 as of December 31, 2002. The Company does not guarantee that assets and liabilities denominated in foreign currencies can be converted into Indonesian Rupiah at the rates of exchange as of December 31, 2002.

           The functional currency of PT Pasifik Satelit Nusantara and PT Citra Sari Makmur is the U.S. Dollar. For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated at the average rates of exchange for the year. The resulting translation adjustments are shown as part of equity as "Currency Translation Adjustment".

      e.   Cash and Cash Equivalents

           Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of three months or less from the date of placement.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR THE YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      f.   Investments

           i.   Time deposits

                Time deposits with maturities of more than three months are presented as temporary investments.

           ii.  Investments in securities

                Investments in available for sale, or available for tradable are stated at fair value. Unrealized gains or losses from the increase or decrease in fair value are recorded as part of equity. Realized gains and losses are included in operations when sold. Other than temporary declines in value are charged to income when conditions giving rise to the impairment occur.

                Investments held to maturity are stated at cost, less amortization of premium or discount.

                Investment in trading securities are recorded at fair value with realized and unrealized gains or losses included in income.

           iii. Investments in associated companies

                Investments in shares of stock of companies in which the Company's ownership is 20% to 50%, are accounted for using the equity method whereby the Company's proportionate share in the income or loss of the associated company after the date of acquisition is added to or deducted from, and the dividends received are deducted from the acquisition cost of the investments. The carrying amount of the investments is written down to recognize any other than temporary decline in the value of individual investments. Any such write down is charged directly to current operations.

           iv.  Other investments

                Investments in shares of stock of companies in which the Company's ownership is less than 20% which do not have readily determinable fair values and are intended for long-term investments are stated at cost. The carrying amount of the investment is written down to recognize an other than temporary decline in the value of the individual investments. Any such write down is charged directly to current operations.

           v.   Change of equity in associated companies

                Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized in equity as "Difference Due to Change of Equity in Associated Companies".

      g.   Allowance for Doubtful Accounts

           An allowance for doubtful accounts is provided based upon a review of the status of the individual receivable accounts at the end of the year.

      h.   Inventories

           Inventories are stated at cost which is determined using the weighted-average method, except for GSD, which uses the first-in, first-out (FIFO) method. Provisions are made to reduce the carrying value of inventories to the lower of cost or net realizable value.

      i.   Prepaid Expenses

           Prepaid expenses are amortized over their beneficial periods using the straight-line method.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR THE YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      j.   Property, Plant and Equipment - Direct Acquisitions

           Property, plant and equipment directly acquired are stated at cost, except for certain revalued assets, less accumulated depreciation.

           Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

                                                                  Years
                                                                  ------
           Buildings                                               20
           Switching equipment                                    5 - 15
           Telegraph, telex and data communication equipment      5 - 15
           Transmission installation and equipment                5 - 20
           Satellite, earth station and equipment                 3 - 15
           Cable network                                          5 - 15
           Power supply                                           3 - 10
           Data processing equipment                              3 - 10
           Other telecommunication peripherals                      5
           Office equipment                                       3 - 5
           Vehicles                                               5 - 8
           Other equipment                                          5


           Land is stated at cost and is not depreciated. Property, plant and equipment not used in operations are stated at the lower of its carrying value or net realizable value.

           When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.

           The cost of maintenance and repairs is charged to operations as incurred. Expenditures, that extend the useful life of the asset or result in increased future economic benefits such as increases in capacity or improvement in the quality of output or standard of performance, are capitalized.

           Property, plant and equipment that is no longer used due to technological change, obsolescence or malfunction, is reclassified into property not used in operations, by accelerating the depreciation of such property, plant and equipment.

           Any resulting gain or loss from the disposal or sale of property, plant and equipment is reflected in current operations.

           Computer software used for data processing is included with the value of the associated hardware.

           Property under construction is stated at cost, which includes all borrowing costs during construction on debts incurred to finance the construction. Gain or loss on foreign exchange that can be attributed to the property under construction is capitalized as a borrowing cost. Property under construction is transferred to the respective property, plant and equipment account when completed and ready for use.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR THE YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      k.   Leases

           Lease transactions are recorded as capital leases when all the following criteria are met:

           i. The lessee has the option to purchase the leased asset at the end of the lease term at a price mutually agreed upon at the inception of the lease agreement.

           ii. Periodic lease payments made by the lessee provide for a return of the cost of the leased asset and interest thereon to the lessor.

           iii. The minimum lease period is two years.

           Lease transactions that do not meet the above criteria are recorded as operating leases.

           Leased assets and obligations under capital leases are recorded at the present value of the total installments plus residual value (option price). Leased assets are depreciated using the same method and estimated useful lives used for directly acquired property and equipment.

      l.   Revenue-Sharing Arrangements

           Under Indonesian Statement of Financial Accounting Standards ("PSAK") No. 35, "Accounting for Income from Telecommunication Services", assets under revenue-sharing arrangements are to be capitalized by the party to whom ownership of such assets shall be transferred at the end of the revenue-sharing period (the organizing body), if the following criteria are met:

           i. There is a certainty that the organizing body will acquire the assets, the ownership of which will be transferred at the end of the revenue-sharing period.

           ii. The organizing body will be free from any claims from third parties with respect to the acquisition of such assets.

           iii. The agreement covering the revenue-sharing arrangements is irrevocable.

           The Company records such assets as "Property, Plant and Equipment under Revenue-Sharing Arrangements" (with a corresponding initial credit to "Unearned Income under Revenue-Sharing Arrangements" presented under Liabilities) based on the costs incurred by the investors as agreed upon in the contracts entered into by the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method.

           The unearned income related to the acquisition of the property, plant and equipment under revenue-sharing arrangements is amortized over the revenue-sharing period using the straight-line method.

           At the end of the revenue-sharing period, the respective property, plant and equipment under revenue-sharing arrangements are reclassified into the "Property, Plant and Equipment" account.

           When property, plant and equipment under revenue-sharing arrangements are acquired by the Company before the end of the revenue-sharing period, the net book value of the assets is reclassified into the "Property, Plant and Equipment" account, and the balance of the related unearned income is included as a gain or loss in the current operations.

           Revenue earned under revenue-sharing arrangements is recognized on the basis of the Company's share as provided in the agreement.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR THE YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      m.   Joint Operation Schemes

           Revenues from the operations of telecommunication facilities and the provision of telecommunication services which have been transferred by the Company to KSO investors includes amortization of the investor's initial payments, Minimum Telkom Revenues ("MTR") and the Company's share of Distributable KSO Revenues ( 'DKSOR" ).

           The unearned initial investor payments received as compensation from the KSO Investors are presented net of all direct costs incurred in connection with the KSO agreement and are amortized using the straight-line method over the KSO period of 15 years starting January 1, 1996.

           MTR are recognized on a monthly basis based upon the contracted MTR amount for the current year, in accordance with the KSO agreement.

           The Company's share of distributable KSO revenues is recognized on the basis of the Company's percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

           Under PSAK No. 39, "Accounting for Joint Operation Schemes", which supersedes paragraph 14 of PSAK No. 35, "Accounting for Telecommunication Services Revenue", the assets built by the KSO Investors under the Joint Operation Schemes are recorded in the books of the KSO Investors which operate the assets and are transferred to the Company at the end of the KSO period or upon termination of the KSO scheme.

      n.   Deferred Charges for Land rights

           Expenses related to the legal processing of land rights are deferred and amortized using the straight-line method over the legal term of the land right, which is normally shorter than its economic life.

      o.   Revenue Recognition

           i.   Fixed Line Telephone Revenues

                Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized as customers incur the charges.

           ii.  Cellular Telephone Revenues

                Revenues from service connections (connection fees) are recognized as income at the time the connections occur. Revenues from airtime and monthly subscription charges are recognized when earned. Revenues from prepaid card customers, which consist of the sale of starter packs, also known as Subscriber Identification Module ("SIM") cards and pulse reload vouchers, are recognized as follows:

                1. Sale of starter packs is recognized as revenue upon delivery of the starter packs to distributors, dealer or directly to customers.

                2. Sale of pulse reload vouchers is recognized initially as unearned income and recognized proportionately as revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR THE YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      o.   Revenue Recognition (continued)

           ii.  Interconnection revenues

                Revenues from network interconnection with other domestic and international telecommunication carriers are recognized as incurred and are presented on a net basis.

      p.   Pension Plan

           i.   Defined Benefit Pension Plan

                The Company and certain subsidiaries established a defined benefit pension plan covering all their permanent employees.

                Current service cost is charged to operations in the current period. Past service cost, actuarial adjustments and the effect of changes in assumptions for active participants are amortized using the straight-line method over the estimated average residual employment period that has been determined by the actuary.

                The method used by the actuary for actuarial calculations is the projected-unit-credit method.

           ii.  Early Retirement

                Early retirement benefits are accrued at the time the Company makes a strong commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. The Company is demonstrably committed to a termination when, and only when, the Company has a detailed formal plan for the early retirement and is without realistic possibility of withdrawal.

      q.   Post-retirement Health Care Plan

           The Company recognizes the cost of providing postretirement health care plan benefits over the working lives of its employees based on actuarial computations. This practice is similar to that provided by Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other than Pensions" ("SFAS 106"), in U.S. GAAP.

      r.   Income Tax

           Current tax expense is determined based on the taxable income for the year computed using prevailing tax rates.

           Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for deductible temporary differences to the extent that it is probable that taxable income will be available in future periods against which the deductible temporary differences can be utilized.

           Deferred tax is calculated at the tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the statement of income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also charged or credited directly to equity.

           Deferred tax assets and liabilities are offset in the balance sheet, except those for different legal entities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR THE YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      s.   Earnings per Share and Earnings per American Depositary Share ("ADS")

           Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the year. Net income per ADS is computed by multiplying basic earnings per share by 20, the number of shares represented by each ADS.

      t.   Segment Information

           The Company and its subsidiaries' segment information is presented based upon identified business segments.

           A business segment is a distinguishable component that is engaged in providing an individual product or service or a group of related products or services that are different from those of other business segments, primarily to customers outside the Company or its subsidiaries.

           Business segment information is consistent with operating information routinely reported to the Company's chief operating decision maker.

           Segment information is prepared in conformity with the accounting policies adopted for preparing and presenting the consolidated financial statements.

      u.   Reclassification of Account

           Certain accounts in 2001 financial statements have been reclassified to conform to the presentation of those accounts in the 2002 financial statements


3.    TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

      The financial statements are stated in Rupiah. The translations of Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp8,913 to US$1 published by Reuters on March 14, 2003. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or can in the future be, converted into United States Dollar at this or any other rate of exchange.


4.    CROSS-OWNERSHIP TRANSACTIONS WITH INDOSAT

      On April 3, 2001, the Company signed a Conditional Sale and Purchase Agreement with Indosat, for a series of transactions to consolidate their cross-ownership in certain companies. The transactions under the agreement are as follows:

      i. Acquisition by the Company of Indosat's 35% equity interest in Telkomsel for US$945 million ("Telkomsel Transaction");

      ii. Acquisition by Indosat of the Company's 22.5% equity interest in PT Satelit Palapa Indonesia ("Satelindo") for US$186 million ("Satelindo Transaction");

      iii. Acquisition by Indosat of the Company's 37.66% equity interest in PT Aplikanusa Lintasarta ("Lintasarta") for US$38 million and convertible bonds of Rp4,051 million issued by Lintasarta ("Lintasarta Transaction"); and

      iv. The acquisition by Indosat of all of the Company's rights, and novation of all of the Company's obligations, under the KSO IV Agreement dated October 20, 1995, between the Company and PT Mitra Global Telekomunikasi Indonesia ("MGTI"), together with all of the Company's assets being used as KSO IV assets, for US$375 million, ("KSO IV Transaction").

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR THE YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


4.    CROSS-OWNERSHIP TRANSACTIONS WITH INDOSAT (continued)

      Lintasarta's convertible bonds were subsequently converted into shares, thereby reducing the Company's 37.66% equity interest to 37.21% prior to the consummation of the Lintasarta Transaction.

      The Telkomsel and Lintasarta Transactions, were consummated on May 16, 2001 based on Deed of Share Transfer No. 1/V/2001/triplo and No. 2/V/2001/duplo, respectively, of Notary Ny. Liliana Arif Gondoutomo, S.H.

      The Satelindo Transaction was consummated on July 23, 2001 after DeTeAsia Holding GmbH and PT Bimagraha Telekomindo (the other Satelindo's shareholders) waived their pre-emptive rights on 7.26% and 13.06% of Satelindo's shares, respectively.

      On February 1, 2002, the Company and Indosat announced the cancellation of the KSO IV Transaction as certain conditions precedent to the transaction's closing provided in the Conditional Sale and Purchase Agreement dated April 3, 2001 were not fulfilled.

      The Telkomsel, Satelindo and Lintasarta Transactions have been accounted for as a restructuring of entities under common control. The difference between the consideration paid or received and the historical amount of the net assets of the investee acquired or carrying amount of the investment sold, is included within equity as "Difference in Value of Restructuring Transactions Between Entities Under Common Control", as follows:

                                          Historical
                        Consideration      Amount of                                    Difference in Value
                             Paid/        Net Assets/      Change in      ---------------------------------------------
                          (Received)      Investment      Equity - Net        Total             Tax             Net
                       --------------    -----------   ---------------    ------------      ---------       -----------
                             Rp              Rp               Rp              Rp                Rp               Rp
      Telkomsel          10,782,450        1,466,658              --        9,315,792               --        9,315,792
      Satelindo          (2,122,260)              --        (203,309)      (2,325,569)        (636,678)      (1,688,891)
      Lintasarta           (437,631)         116,834              --         (320,797)         (96,239)        (224,558)
                        -----------      -----------     -----------      -----------      -----------      -----------

      Total               8,222,559        1,583,492        (203,309)       6,669,426         (732,917)       7,402,343
                        ===========      ===========     ===========      ===========      ===========      ===========

      As of December 31, 2001, the Company's net obligation to Indosat for the cross-ownership transactions was Rp2,406,309 million. The Company has settled this obligation in 2002.

      In 2002, the Company sold its 12.72% share in Telkomsel. As of December 31, 2002, management had no intention to sell the Company's equity interest in Telkomsel. In accordance with Indonesia Financial Accounting Standard No. 46 and U.S. Financial Accounting Standards No. 109 regarding "Income Tax", therefore in 2002, the Company adjusted difference in value of restructuring transaction between entities under common controls and deferred tax liabilities for Rp369,888, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR THE YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

5.    ACQUISITION OF KSO INVESTOR

      a.   Dayamitra

           The Conditional Sale and Purchase Agreement pertaining to the transaction was signed on April 3, 2001. Pursuant to the terms of the agreement, the Company paid the initial payment amount of US$18,289,800 on May 17, 2001, the closing date of the transaction, and US$8,937,041 on August 10, 2001 as payment for Dayamitra's adjusted working capital.

           The remaining amount of US$103,642,200 will be paid through an escrow arrangement discussed below, in eight quarterly installments of US$12,955,275, from August 17, 2001 to May 17, 2003.

           This acquisition resulted in an intangible asset of Rp1,344,012 million which will be amortized over the remaining term of the KSO agreement.

           In connection with the Dayamitra transaction, the Company also entered into the following agreements:

           1.   Option Agreement

                The Company entered into an Option Agreement with TM Communications (HK) Ltd ("TMC"), providing the Company with an option to acquire the remaining 9.68% equity interest in Dayamitra, referred to as the Option Share. Under the agreement, TMC, the selling shareholder, shall grant the Company an exclusive option to purchase full and legal title to the Option Share (the "Call Option"), and the Company shall grant the selling shareholder an exclusive option to sell to the Company full legal title to those shares (the "Put Option").

                In consideration for the grant of the options, the Company will pay to the selling shareholder the option purchase price of US$6,300,000, plus US$957,823 as payment for Dayamitra's adjusted working capital, or a total of US$7,257,823. The amount is payable in eight quarterly instalments of US$907,228, beginning on August 17, 2001 and ending on May 17, 2003. Payments will be made through the escrow account established under the Escrow Agreement discussed below.

                The Company may exercise the option any time after Dayamitra has satisfied all of its obligations under the J-Exim loan starting on May 17, 2003 up to five business days prior to March 26, 2006. The share price payable by the Company to the selling shareholder for the Option Shares upon exercise of the option is US$16,200,000, less certain amounts that are stipulated in the Option Agreement.

                As of December 31, 2002, the option purchase price that has been paid by the Company amounted to US$5,512,500 or equivalent to Rp49.898 million, which was presented as part of "Advance Payment for Investment in Shares of Stock".

           2.   Escrow Agreement

                An Escrow Agreement dated May 17, 2001, was entered into by and among the Company, Dayamitra, Intidaya, C&W plc, Mitracipta, TMC, Tomen Corporatyion ("Tomen"), Citibank Singapore Branch (the Singapore Escrow Agent) and Citibank Jakarta Branch (the Jakarta Escrow Agent), to establish an Escrow Account and facilitate the payment of the following:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR THE YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


5.    ACQUISITION OF KSO INVESTOR (continued)

      a.   Dayamitra (continued)

           2.   Escrow Agreement (continued)

                i. Purchase price for the Company's acquisition of 41,267,208 ordinary shares of Dayamitra from Intidaya, C&W plc and Mitracipta, and certain amounts in respect of Dayamitra's indebtedness to C&W plc;

                ii. Option purchase price, share price for the Option Shares, and certain amounts in respect of Dayamitra's indebtedness to Tomen.

                The Company is required to fund the escrow account in amounts and on scheduled dates stipulated in the agreement. The funds will then be used by the Escrow Agent to make payments on behalf of the Company for the share purchase, the indebtedness of Dayamitra to C&W plc and Tomen and the option purchase price, as they fall due.


      b.   Pramindo Ikat Nusantara ("Pramindo")

           The acquisition of Pramindo is part of the Company's initiative to restructure its KSO joint operations schemes.

           The Class A and Class B shares are being acquired from French Cable et Radio, PT Astratel Nusantara, Indosat, Marubeni Corp Japan, NMP Singapore Pte Ltd Singapore and International Finance Corp USA ("IFC").

           The aggregate purchase price for the Pramindo shares will be US$384,363,026 (including interest of US$2,864,154). Payment will be made in 27 monthly installments of US$12,800,000 for the first 11 months and US$15,000,000 for each of the remaining 16 months. The installments began on October 1, 2002 and the final payment is due on December 1, 2004. As a result of the acquisition of Pramindo, the Company has recognized an intangible asset of Rp895,138 millions which will be amortized over the remaining term of the KSO agreement.

           Consultancy fee in relation with Pramindo acquisition amounting to Rp 52,818 million for year 2002 was capitalized as acquisition cost.

           An Escrow Agreement dated August 14, 2002 was entered into by and among the Company, Pramindo, Astratel, France Cabels et Radio, Indosat, Marubeni Corp, IFC USA, NMP Singapore and JPMorgan Chase Bank Jakarta Branch (the Escrow Agent), to establish an Escrow Account and facilitate the payment of the acquisition of Pramindo by the company.

           The proforma results for 2000 and 2001 assuming the Pramindo acquisition had occurred on January 1, 2000, would not be significantly differrent than the reported amounts.

           The Company has consolidated Pramindo notwithstanding its current lack of majority ownership because it has been granted unilateral control over Pramindo and KSO I pursuant to a Conditional Sales and Purchase Agreement entered into between the Company and the shareholders of Pramindo (see Note 27).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

6.    CASH AND CASH EQUIVALENTS

                                                                                       2001      2002
                                                                                     -------   -------
                                                                                        Rp        Rp
Cash on hand                                                                           9,359    12,696
                                                                                     -------   -------
Cash in banks
     Related parties
         Rupiah
            Bank Negara Indonesia                                                     82,255   152,778
            Bank Mandiri                                                              41,172    64,540
            Bank Rakyat Indonesia                                                      6,609     8,281
            Bank Pos Nusantara                                                         2,008     2,582
                                                                                     -------   -------
         Total                                                                       132,044   228,181
                                                                                     -------   -------

         Foreign currencies
            Bank Mandiri                                                               8,918    29,015
            Bank Negara Indonesia                                                      7,615     4,560
            Bank Rakyat Indonesia                                                        361       479
                                                                                     -------   -------
         Total                                                                        16,894    34,054
                                                                                     -------   -------

     Total - related parties                                                         148,938   262,235
                                                                                     -------   -------

     Third parties
         Rupiah
            Citibank                                                                     546    10,426
            Bank Bukopin                                                               4,788     6,428
            Bank Central Asia                                                          9,881     5,630
            Bank Niaga                                                                   169       540
            Daichi Bank                                                                    -       142
            ABN Amro Bank                                                                115       140
            Bank Danamon                                                                  30       103
            Lippo Bank                                                                    84        97
            The Chase Manhattan Bank                                                       -        39
            Bank Buana                                                                     -         2
            Bank Internasional Indonesia                                                 116         -
            Mizuho Indonesia Bank (formerly Bank
                Dai-Ichi Kangyo Indonesia)                                                80         -
            Standard Chartered Bank                                                       23         -
            American Express Bank                                                          6         -
                                                                                     -------   -------
         Total                                                                        15,838    23,547
                                                                                     -------   -------

         Foreign currencies
            Citibank                                                                     470       940
            Deutsche Bank                                                                384       453
            ABN Amro Bank                                                                111       230
            American Express Bank                                                        114         -
            Mizuho Indonesia Bank (formerly Bank
                Dai-Ichi Kangyo Indonesia)                                                15         -
            Bank Niaga                                                                    13         -
                                                                                     -------   -------
         Total                                                                         1,107     1,623
                                                                                     -------   -------

     Total - third parties                                                            16,945    25,170
                                                                                     -------   -------

Total cash in banks                                                                  165,883   287,405
                                                                                     -------   -------

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


6.    CASH AND CASH EQUIVALENTS (continued)

                                                                             2001        2002
                                                                          ---------   ---------
                                                                               Rp         Rp
Time deposits
     Related parties
         Rupiah
            Bank Mandiri                                                  1,447,918     772,833
            Bank Rakyat Indonesia                                           504,836     607,420
            Bank Negara Indonesia                                           587,632     298,565
            Bank Tabungan Negara                                            122,497     108,480
                                                                          ---------   ---------
         Total                                                            2,662,883   1,787,298
                                                                          ---------   ---------

         Foreign currencies
            Bank Mandiri                                                    619,033   3,022,639
            Bank Negara Indonesia                                               125       2,446
                                                                          ---------   ---------
         Total                                                              619,158   3,025,085
                                                                          ---------   ---------

     Total - related parties                                              3,282,041   4,812,383
                                                                          ---------   ---------

     Third parties
         Rupiah
            Standard Chartered Bank                                               -     142,000
            Bank Mega                                                        23,000     129,757
            Bank Bukopin                                                     64,630      65,364
            Bank Yudha Bhakti                                                 1,000       6,000
            Bank Niaga                                                        2,000       5,000
            Bank Internasional Indonesia                                          -       2,000
            Deutsche Bank                                                    70,500           -
            Bank Umum Tugu                                                   20,000           -
            Citibank                                                          3,800           -
            ABN Amro Bank                                                     1,000           -
            Mizuho Indonesia Bank                                             1,000
                                                                          ---------   ---------
         Total                                                              186,930     350,121
                                                                          ---------   ---------

         Foreign currencies
            Deutsche Bank                                                         -     236,465
                                                                          ---------   ---------
         Total                                                                    -     236,465
                                                                          ---------   ---------

     Total - third parties                                                  186,930     586,586
                                                                          ---------   ---------

Total time deposits                                                       3,468,971   5,398,969
                                                                          ---------   ---------

Total Cash and Cash Equivalents                                           3,644,213   5,699,070
                                                                          =========   =========


      Range of interest rates per annum for time deposits is as follows:

                                                                       2001                        2002
                                                               --------------------       ---------------------
      Rupiah                                                      11.00% - 18.04%             11.59% - 17.45%
      Foreign currency                                             1.75% - 6.95%               1.50% - 5.03%

      As of December 31, 2001, a portion of the Rupiah time deposits amounting to Rp48.340 million in Bank Mandiri and Bank Negara Indonesia were pledged by Telkomsel, as collateral for bank guarantees covering the payment of additional customs duties, if any. These time deposits and the related bank guarantees matured in January 2002.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


7.    TEMPORARY INVESTMENTS

                                                                                  2001              2002
                                                                             ---------------    --------------
                                                                                   Rp                Rp
Time deposits
     Related parties
         Rupiah
            Bank Mandiri                                                            171,150           600,000
            Bank Rakyat Indonesia                                                         -           423,000
            Bank Negara Indonesia                                                   167,650                 -
         U.S. Dollar
            Bank Mandiri                                                              8,320                 -

                                                                             ---------------    --------------

     Total - related parties                                                        347,120         1,023,000
                                                                             ---------------    --------------

     Third party                                                                          -                 -
                                                                             ---------------    --------------

Total time deposit                                                                  347,120         1,023,000
                                                                             ---------------    --------------

Available for sale securities
     Medium Term Notes - PSSI                                                             -            50,000
     Investment in mutual fund (Reksa Dana Seruni)
         At cost                                                                      2,002                 -
         Unrealized loss on decline in value                                           (207)                -
                                                                             ---------------    --------------
         Net                                                                          1,795                 -
                                                                             ---------------    --------------

     Total available for sale securities                                              1,795                 -
                                                                             ---------------    --------------

Total temporary investments                                                         348,915         1,073,000
                                                                             ===============    ==============


      Range of interest rates per annum for time deposits is as follows:

                                                                       2001                        2002
                                                               --------------------       ---------------------
      Rupiah                                                      10.50% - 17.45%             11.14% - 14.33%
      US Dollars                                                  2.00% -  3.50%               6.04% - 6.84%

      The terms of time deposits rank from 3 (three) months to 1 (one) year.

      Medium Term Notes - PSSI represent medium term notes issued by Persatuan Sepakbola Seluruh Indonesia (PSSI) amounting to Rp50,000 million for the period from May 7, 2001 to February 22, 2003. The medium term notes has been settled on the maturity date.

      A time deposit in Citibank of US$ 6.948.394 was pledged as collateral for a IP Backbone loan facility given by Citibank for the two-year period ending April 10, 2004. This deposit is presented as "Advance and Other Non-Current Assets".

      As of December 31, 2001, Infomedia's time deposit of US$800,000 in Bank Mandiri was used as a guarantee for the Letter of Credit facility granted by the bank for the payment of Infomedia's foreign suppliers.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


7.    TEMPORARY INVESTMENTS (continued)

      Included with Bank Bukopin are time deposits of Rp7,150 million which are pledged as collateral for the working capital loan facility of Koperasi Infomedia Nusantara (KOPIN) received from the bank. The facility is used to provide loans to its subsidiaries' employees. The maximum loan facility was Rp7,000 million for a term of 3 years ending on April 6, 2003. As of December 31, 2002, this time deposit was recorded as part of "Advance Payments and Other Non Current Assets".

      The mutual fund investment represents an investment in a mutual fund certificate of Seruni, which is issued by PT (Persero) Danareksa - a related party. The company earned a dividend income on a monthly basis. The Company sold this investment in April 2002.

      Investments placed with related parties have similar interest rates, terms and conditions as those with third parties.


8.    TRADE ACCOUNTS RECEIVABLE - RELATED PARTIES

      a.   By Debtor

                                                                           2001               2002
                                                                      ----------------   ----------------
                                                                            Rp                 Rp
           KSO Units                                                        1,052,349          1,606,318
           Governments agencies                                               146,787            181,995
           PT Mobile Selular Indonesia                                         36,388             34,337
           PT Radio Telepon Indonesia                                           4,160             18,747
           PT Citra Sari Makmur                                                76,442             16,261
           PT Komunikasi Selular Indonesia                                      8,602              8,612
           PT Batam Bintan Telekomunikasi                                           -              7,136
           PT Metro Selular Indonesia                                          23,072              5,607
           PT Aplikanusa Lintasarta                                            12,206              3,578
           PT Multisaka                                                             -              1,179
           PT Gratika                                                             511                406
           PT Pasifik Satelit Nusantara                                           267                  -
           Others                                                               2,300                300
                                                                      ----------------   ----------------
           Total                                                            1,363,084          1,884,476
           Allowance for doubtful accounts                                   (325,930)          (576,374)
                                                                      ----------------   ----------------

           Net                                                              1,037,154          1,308,102
                                                                      ================   ================


           Trade accounts receivable from certain related parties are presented net of the Company's liabilities to such parties.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


8.    TRADE ACCOUNTS RECEIVABLE - RELATED PARTIES (continued)

      b.   By Age Category

                                                                       2001               2002
                                                                  ----------------   ----------------
                                                                        Rp                 Rp
           Up to 6 months                                                 685,716            795,929
           7 to 12 months                                                 274,461            454,559
           13 to 24 months                                                291,415            342,507
           More than 24 months                                            111,492            291,481
                                                                  ----------------   ----------------
           Total                                                        1,363,084          1,884,476
           Allowance for doubtful accounts                               (325,930)          (576,374)
                                                                  ----------------   ----------------

           Net                                                          1,037,154          1,308,102
                                                                  ================   ================


      c.   By Currency

                                                                       2001               2002
                                                                 -----------------   ----------------
                                                                        Rp                 Rp
           Rupiah                                                       1,313,043          1,814,258
           U.S. Dollar                                                     50,041             70,218
                                                                 -----------------   ----------------
           Total                                                        1,363,084          1,884,476
           Allowance for doubtful accounts                               (325,930)          (576,374)
                                                                 -----------------   ----------------

           Net                                                          1,037,154          1,308,102
                                                                 =================   ================

           Movements in the allowance for doubtful accounts are as follows:

                                                                       2001                2002
                                                                  ----------------    ---------------
                                                                        Rp                  Rp
        Beginning balance                                                 167,669            325,930
        Net additions during the year                                     158,261            250,444
                                                                  ----------------    ---------------

        Ending balance                                                    325,930            576,374
                                                                  ================    ===============

         An allowance for doubtful accounts is provided for amounts that are overdue, and a full provision is made for receivables from related parties with significant capital deficiencies.

         Management believes that the allowance for doubtful receivables from related parties is adequate to cover possible losses on uncollectible accounts.

         The allowance for doubtful accounts included a provision for the MTR and share in distributable KSO revenue receivable from KSO Unit III. The allowance was Rp169,830 million in 2001 and Rp511,676 million in 2002.

         Management believes that there are no significant concentrations of credit risk on these receivables, except the accounts receivable from KSO Unit III.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


9.    TRADE ACCOUNTS RECEIVABLE - THIRD PARTIES

      a.   By Debtor

                                                                                2001              2002
                                                                          ----------------   --------------
                                                                                Rp                Rp
      Residential and business subscribers                                   1,554,298           2,106,514
      Overseas international carriers                                           94,029             181,975
      Others                                                                    20,214                   -
                                                                       ----------------   -----------------
      Total                                                                  1,668,541           2,288,489
      Allowance for doubtful accounts                                         (252,855)           (397,810)
                                                                       ----------------   -----------------

      Net                                                                    1,415,686           1,890,679
                                                                       ================   =================

      b.       By Age Category

                                                                           2001                2002
                                                                      ----------------   ------------------
                                                                            Rp                  Rp
      Up to 3 months                                                        1,436,468            1,890,679
      More than 3 months                                                      232,073              397,810
                                                                      ----------------   ------------------
      Total                                                                 1,668,541            2,288,489
      Allowance for doubtful accounts                                        (252,855)            (397,810)
                                                                      ----------------   ------------------

      Net                                                                   1,415,686            1,890,679
                                                                      ================   ==================

      c.       By Currency

                                                                              2001              2002
                                                                        ----------------   ----------------
                                                                              Rp                 Rp
      Rupiah                                                                  1,543,492          2,202,990
      U.S. Dollar                                                               125,049             85,499
                                                                        ----------------   ----------------
      Total                                                                   1,668,541          2,288,489
      Allowance for doubtful accounts                                          (252,855)          (397,810)
                                                                        ----------------   ----------------

      Net                                                                     1,415,686          1,890,679
                                                                        ================   ================

      Movements in the allowance for doubtful accounts are as follows:

                                                                             2001             2002
                                                                       ----------------  ----------------
                                                                             Rp                Rp
      Beginning balance                                                        261,910           252,855
      Net movements during the year                                             (9,055)          144,955
                                                                       ----------------  ----------------

      Ending balance                                                           252,855           397,810
                                                                       ================  ================

      Management believes that the allowance for doubtful receivables from third parties is adequate to cover possible losses on uncollectible accounts.

      Management also believes that there are no significant concentrations of credit risk from third party receivables.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------



10.   INVENTORIES

                                                                                        2001                2002
                                                                                   ----------------    ---------------
                                                                                         Rp                  Rp
      Component:
            Telephone terminals, cards and spare parts                                      96,167             69,322
            Cable and transmission installation spare parts                                 34,154             15,226
            Other spare parts                                                               29,977             11,020
                                                                                   ----------------    ---------------
            Total                                                                          160,298             95,568
            Allowance for obsolescence                                                     (33,168)           (30,331)
                                                                                   ----------------    ---------------
            Net                                                                            127,130             65,237
                                                                                   ----------------    ---------------

      Modules:
            Cable and transmission installation spare parts                                 48,975             54,912
            Telephone terminals, cards and spare parts                                      30,629             42,563
            Other spare parts                                                                  187                434
                                                                                   ----------------    ---------------
            Total                                                                           79,791             97,909
            Allowance for obsolescence                                                     (15,829)           (23,464)
                                                                                   ----------------    ---------------
            Net                                                                             63,962             74,445
                                                                                   ----------------    ---------------

      Total                                                                                191,092            139,682
                                                                                   ================    ===============

      Changes in the allowance for obsolescence of inventories are as follows:

                                                                                        2001               2002
                                                                                  ----------------   ----------------
                                                                                        Rp                 Rp
      Beginning balance                                                                    31,723             48,997
      Net additions during the year                                                        17,274              4,798
                                                                                  ----------------   ----------------

      Ending balance                                                                       48,997             53,795
                                                                                  ================   ================


      Management believes that the established allowance is sufficient to cover possible losses from decline in inventory value due to obsolescence.

      At December 31, 2002, modules in inventory were insured against fire, theft and other possible risks for US$750,000 and Rp23,690 million.


11.   PREPAID TAXES

                                                                                  2001               2002
                                                                            ----------------   ----------------
                                                                                  Rp                 Rp
      Income Tax (Article 23)                                                           -                266
      Value Added Tax ("VAT")                                                           -             84,408
                                                                            ----------------   ----------------

      Total                                                                             -             84,674
                                                                            ================   ================

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


12.   OTHER CURRENT ASSETS

      As of December 31, 2002, this account presented time deposits and restricted funds with details as follows:

      a. Telkomsel's time deposits of US$9,971,936 or equivalent to Rp89,149 million in Deutsche Bank and Citibank are used as security for a letter of credit facility to procurement contracts (see Note 52.b).

      b. Telkomsel's time deposits of Rp40,520 million in Bank Mandiri are used as security covering the payment of customs duties for procurement.

      c. The Company's time deposits of US$ 1,800,000 in Bank Mandiri are used as security for Napsindo's borrowings to finance infrastructure development (see Note 13.e). The term of this security deposit is up to August 28, 2003.


13.   LONG-TERM INVESTMENTS -- NET

                                                                     2001                                   2002
                                                     ----------------------------------     ----------------------------------
                                                     Percentage    Share in                 Percentage    Share in
                                                         of       Net Income   Carrying         of       Net Income   Carrying
                                          Domicile   Ownership      (Loss)      Amount       Ownership     (Loss)      Amount
                                         ---------  -----------   ----------   --------     ----------   ----------   --------
                                                         %            Rp         Rp             %            Rp         Rp
Equity method:
   PT Citra Sari Makmur                   Jakarta       25.00        4,793       74,833        25.00        8,445       62,270
   PT Telekomindo Selular Raya            Denpasar      69.77            -       87,907       100.00        1,842       26,642
   PT Metro Selular Nusantara             Surabaya      20.17       (8,120)       1,657        20.17        1,137       16,308
   PT Patra Telekomunikasi Indonesia      Jakarta       30.00        5,272       12,133        30.00          710       12,842
   PT Napsindo Primatel Internasional     Jakarta       32.00       (4,200)      12,030        32.00       (7,337)       4,693
   PT Multimedia Nusantara                Jakarta       31.00         (647)       1,928        31.00            -        1,928
   PT Pasifik Satelit Nusantara            Bekasi       22.57            -            -        22.57            -            -
   PT Menara Jakarta                      Jakarta       20.00            -            -        20.00            -            -
   PT Mobile Selular Indonesia            Jakarta       25.00            -            -        25.00            -            -
   PT Komunikasi Selular Indonesia        Jakarta       35.00      (92,750)           -        14.20       57,570       57,570
   PT Aplikanusa Lintasarta               Jakarta           -        9,966            -            -            -            -
                                                                  --------      -------                    ------     --------
   Total                                                           (85,686)     190,488                    62,167      182,253
                                                                  ========      =======                    ======      =======

Cost method:
   PT Batam Bintan Telekomunikasi          Batam         5.00                       587         5.00                       587
   PT Bangtelindo                         Bandung        3.18                       199         3.18                       199
   Medianusa Pte. Ltd.                   Singapura       9.44                       108         9.44                       108
   PT Radio Telepon Indonesia             Jakarta       12.86                    11,695            -                         -
Decline in value of investments                                                 (11,695)                                     -
                                                                                -------                                -------

Net                                                                                 894                                    894
                                                                                -------                                -------

Total                                                                           191,382                                183,147
                                                                                =======                                =======


*) As of December 31, 2002, the accounting treatment for Investment in Komselindo was changed into cost method in connection to the Company's ownership dilution.

RUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


13.   LONG-TERM INVESTMENTS -- NET (continued)

      a    PT Citra Sari Makmur ("CSM")

           CSM is engaged in providing Very Small Aperture Terminal ("VSAT"), net application services and consulting services on telecommunication technology and related facilities.

                                                         2001           2002
                                                      ----------     ----------
                                                           Rp          Rp
          Beginning balance                              66,386         74,833
          Equity in net income of associated company      4,793          8,445
          Translation adjustment                          3,654        (21,008)
                                                      ----------     ----------
          Ending balance                                 74,833         62,270
                                                      ==========     ==========

      b.   PT Telekomindo Selular Raya ("Telesera")

           In 2001, the Minister of Justice and Human Rights approved the corporate restructuring of PT Telekomindo Primabhakti ("Telekomindo"), an associated company engaged in the construction and development of telecommunication facilities. Pursuant to the restructuring, Telekomindo's authorized and paid-in capital was reduced and the capital reduction became the paid-in capital of two new companies: PT Telekomindo Media Informatika ("TMI") and PT Griya Insani Primabhakti ("GIP").

           Based on a swap share agreement dated December 5, 2001 among the Company, PT Rajawali Corporation ("RC"), Telekomindo, and TMI, the parties agreed on the following:

           - The Company sold its investments (inclusive of shares owned by Dana Pensiun Telkom) in Telekomindo, TMI, and GIP to RC for Rp145,968 million.

           - TMI sold its investments (inclusive of shares owned by RC and Koptelindo) in PT Telekomindo Selular Raya ("Telesera") and PT Multisaka Mitra ("MSM") to the Company for Rp126,000 million and Rp25,000 million, respectively.

           The sale transactions of the Company's shares in Telekomindo, TMI and GIP and the purchase of MSM and Telesera were consummated on December 28, 2001 based on the Deed of Sale and Purchase of Shares No. 8, 9,10, 11, and 12, respectively of Notary Emmy Salim, S.H. The Company recognized a loss of Rp101,000 million from the transaction because of its nil basis in Telekomindo, TMI, and GIP before the transaction.

           The acquisition cost of MSM's assets is recorded in "Advance Payments and Other Non-Current Assets" because the transfer of those assets has not been finalized. As of December 31,2002, those advances amounted to Rp25,000 million.

           As of December 31,2002, the Company's investment in Telesera is accounted for using the equity method because management intends to sell its interest in Telesera. As of December 31, 2002, the carrying amount of this investment was Rp26,642 million. Management has completed the valuation process and is currently in the process of negotiating the sale of Telesera.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

13.   LONG-TERM INVESTMENTS -- NET (continued)

      b.   PT Telekomindo Selular Raya ("Telesera") (continued)

                                                         2001           2002
                                                      ----------     ----------
                                                          Rp             Rp
          Beginning balance                                   -         87,907
          Capital contribution                           87,907         38,093
          Equity in net income of associated company          -          1,642
          Acquisition loss                                    -       (101,000)
                                                      ----------     ----------

          Ending balance                                 87,907         26,642
                                                      ==========     ==========


      c.   PT Metro Selular Nusantara ("Metrosel")

           Metrosel is engaged in providing national mobile cellular services and related facilities in Central Java, Yogyakarta, East Java, Maluku and Irian Jaya. These services were previously provided by the Company under a revenue-sharing arrangement with PT Centralindo Panca Sakti Cellular (a company which has taken over the rights and obligations of PT Centralindo Panca Sakti or "CPS"). The Company's initial capital contribution of Rp10,087 million represents a 20.17% ownership interest in Metrosel and was made in the form of property, plant and equipment under the revenue-sharing arrangement between the Company and CPS. The property, plant and equipment will be transferred to the company at the end of revenue-sharing arrangement.

           In February 1997, Metrosel issued 1,250,000 new shares with a par value of Rp10,000 per share to Asia Link B.V. for US$84,375 thousand. The issuance of the new shares has no impact on the Company's ownership interest because the Company was granted 251,940 shares by the Company's Pension Fund (formerly Yayasan Dana Pensiun Pegawai PT Telekomunikasi Indonesia or "YDPP Telkom"), a shareholder of Metrosel.

           On May 30, 2002 Metrosel implemented equity call. The Company made additional capital contribution of Rp13,514 million to maintain its ownership in Metrosel.

                                                         2001          2002
                                                      ----------     ----------
                                                           Rp           Rp
          Beginning balance                               9,777          1,657
          Capital contribution                                -         13,514
          Equity in net profit (loss) of
            associated company                           (8,120)         1,137
                                                      ----------     ----------

          Ending balance                                  1,657         16,308
                                                      ==========     ==========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

13.   LONG-TERM INVESTMENTS -- NET (continued)

      d.   PT Patra Telekomunikasi Indonesia ("Patrakomindo")

           Patrakomindo is engaged in providing satellite communication system services and related facilities to companies in the petroleum industry.

                                                         2001           2002
                                                      ----------     ----------
                                                          Rp             Rp

          Beginning balance                               6,976         12,133
          Equity in net income of associated company      5,272            709
          Translation adjustment                           (115)             -
                                                      ----------     ----------
          Ending balance                                 12,133         12,842
                                                      ==========     ==========


      e.  PT Napsindo Primatel Internasional ("Napsindo")

          Napsindo is engaged in providing "Network Access Point" (NAP), "Voice Over Data" (VOD) and other related services.

                                                         2001           2002
                                                      ----------     ----------
                                                          Rp             Rp
          Beginning balance                               2,390         12,030
          Capital contribution                           13,840              -
          Equity in net loss of associated company       (4,200)        (7,337)
                                                      ----------     ----------
          Ending balance                                 12,030          4,693
                                                      ==========     ==========

           In connection with an increase in Napsindo's paid-in capital, the Company has increased its investment in Napsindo to Rp14,876 million, based on Deed of Napsindo's Resolution No. 104 dated October 31, 2000 which was notarized by Elliza Asmawel, S.H. The increase in investment, which was made to maintain the Company's ownership interest of 32%, was effective in March 29, 2001, the date the increase in Napsindo's authorized and issued capital was approved by the Minister of Justice and Human Rights of the Republic of Indonesia. Payment for the additional investment was made through conversion of the Company's receivable from Napsindo into equity (see
           Note 56.a).

           In December 31, 2002, Napsindo received a credit facility from Bank Mandiri for their infrastructure development. This facility was secured by the Company's time deposit that will mature on August 28, 2003.

      f.   PT Multimedia Nusantara ("Multimedia")

           Multimedia is engaged in providing pay television and multimedia telecommunication services.

                                                         2001           2002
                                                      ----------     ----------
                                                          Rp             Rp
          Beginning balance                               2,575          1,928
          Equity in net loss of associated company         (647)             -
                                                      ----------     ----------
          Ending balance                                  1,928          1,928
                                                      ==========     ==========


PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


13.   LONG-TERM INVESTMENTS -- NET (continued)

      g.  PT Pasifik Satelit Nusantara ("PSN")

          PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific Region.

                                                         2001           2002
                                                      ----------     ----------
                                                          Rp             Rp
          Beginning balance                              77,625              -
          Decline in value of investment                (77,625)             -
                                                      ----------     ----------
          Ending balance                                      -              -
                                                      ==========     ==========

           In 2001, management decided to recognize an other than temporary decline in value of this investment due to the financial condition of PSN.

      h.   PT Menara Jakarta ("MJ")

           MJ is engaged in the construction and the operation of towers and related facilities. The economic difficulties faced by Indonesia have resulted in the termination of MJ's construction projects at the end of 1997.

      i.   PT Mobile Selular Indonesia ("Mobisel")

           Mobisel is engaged in providing mobile cellular services and related facilities. These services were previously provided by the Company under a revenue-sharing arrangement with PT Rajasa Hazanah Perkasa ("RHP"). The capital contribution of the Company amounting to Rp10,398 million, which represents a 25% equity ownership in Mobisel, was made in the form of property, plant and equipment under a revenue-sharing arrangement.

           On November 12, 2002, Mobisel's shareholders agreed for equity call and debt to equity swap through an Unanimous Written Resolution. Based on the resolution, all Mobisel debts to the Company converted to 20,523,079 Series A shares and promissory notes amounted to Rp4,206 million. The Company released and waived its pre-emptive right to subscribe to the newly issued shares which resulted in the dilution of the Company ownership interest in Mobisel to 4.92%. Approval from the Minister of Justice and Human Rights on the Amendment of Mobisel's Article of Association is still in process, therefore as of December 31, 2002, the dilution of the Company ownership interest in Mobilsel was not effective.

      j.   PT Komunikasi Selular Indonesia ("Komselindo")

           Komselindo is a joint venture between the Company and PT Elektrindo Nusantara ("Elektrindo"), and is engaged in providing analog mobile cellular services. These services were previously provided by the Company under a revenue-sharing arrangement with Elektrindo.

           Elektrindo transferred its property, plant and equipment acquired under the revenue-sharing arrangements to Komselindo for Rp188,195 million based on the appraised value of the assets and the agreement among the Company, Elektrindo and Komselindo. This transaction is considered as a transaction between entities under common control since Elektrindo owns 65% of Komselindo.

           Based on the Deed of Komselindo's Extraordinary General Shareholders Meeting No. 110 dated October 10, 2000, which was notarized by Ny. R. Arie Soetardjo, S.H., the Company agreed to the conversion of Rp92,750 million of receivables from Komselindo into equity in order to maintain a 35% ownership interest.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

13.   LONG-TERM INVESTMENTS -- NET (continued)

      j.   PT Komunikasi Selular Indonesia ("Komselindo") (continued)

           In 2001, the Company recorded the conversion of the receivables into equity and recognized a loss for the new carrying amount of the investment amounting to Rp92,750 million.

           In March 2002, Komselindo submitted a request to postpone debt settlement to a Commercial Court. The Commercial Court in Central Jakarta State Court, through its decision No 02/PKPU/2002/PN.NIAGA/JKT.PST dated May 2, 2002, granted Komselindo to postpone its debt settlement for the period of six months after the date of decision.

           On June 4, 2002, Komselindo proposed a settlement plan to its creditors for debt restructuring through debt to equity with conversion debt amounting to Rp117.304 million and US$171.323.044. The debt conversion also included Komselindo liabilities to the Company of Rp19.397 million. The plan was approved by the creditors through the Restructuring and Settlement Agreement dated August 30, 2002.

           On August 30, 2002 Komselindo's shareholders through a Shareholders Extraordinary Meeting approved equity call for debt restructuring which is included in the Settlement Agreement and the Settlement,Termination and Release Agreement dated August 30, 2002.

           The Company released and waived its pre-emptive right to subscribe newly issued shares. It resulted in the dilution of the Company's ownership in Komselindo to 14.20%.

      k.   PT Batam Bintan Telekomunikasi ("BBT")

           BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

           In June 1996, based on a cooperation agreement between the Company and PT Batamindo Investment Corporation ("BIC"), the Company's investment in BBT was fully paid by BIC as a donation to the Company.

      l.   PT Bangtelindo

           PT Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunication facilities.

      m.   Medianusa Pte. Ltd.

           Medianusa Pte. Ltd. is an associated company of Infomedia, which is engaged as a sales agent, in search of advertisers for telephone directories.

      n.   PT Radio Telepon Indonesia ("Ratelindo")

           Ratelindo is engaged in providing facilities and telecommunication services using a domestic fixed wireless network.

           As of December 31, 2001, the Company recognized a loss due to an other than temporary decline in value of this investment because Ratelindo had a capital deficiency.

           The Company sold its equity interest in Ratelindo for Rp14.000 million on March 28,2002 and recognized a gain for this amount because the carrying amount of the investment in Ratelindo was nil.

      o.   Lintasarta

           Lintasarta provides Packet Switch Data Network ("PSDN"), VSAT data, e-mail and Digital Data Network ("DDN") services. Lintasarta was sold to Indosat in 2001 as part of the cross-ownership transaction (see
           Note 4).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

14.   PROPERTY, PLANT AND EQUIPMENT

                                                 2001          Additions *)     Deductions      Reclassifications        2001
                                              ----------       ------------     ----------      -----------------     ----------
                                                  Rp               Rp               Rp                Rp                  Rp
At cost or revalued amounts:
   Land                                          124,341           70,899              -                  (87)           195,153
   Buildings                                   1,474,238           34,825             14               88,211          1,597,260
   Switching equipment                         8,193,862          104,070         59,462              604,473          8,842,943
   Telegraph, telex and data
     communication equipment                     206,592                -              -                    -            206,592
   Transmission installation and equipment     4,422,912           19,637          6,585              464,000          4,899,964
   Satellite, earth station and equipment      3,958,626            5,491          2,240            1,810,457          5,772,334
   Cable network                               9,621,278        1,222,285         22,682              463,589         11,284,470
   Power supply                                  858,329           19,218            133              121,047            998,461
   Data processing equipment                   1,153,861          293,761          2,299              449,133          1,894,456
   Other telecommunications peripherals          496,937           11,093              -                 (378)           507,652
   Office equipment                              481,289          123,832            296               11,204            616,029
   Vehicles                                      163,681           29,904          5,360                (158)            188,067
   Other equipment                                61,522            6,402            184                  308             68,048
   Property under construction:
     Buildings                                    71,796           50,602              -             (104,842)            17,556
     Switching equipment                         398,102          350,736              -             (561,713)           187,125
     Transmission installation and
         equipment                               302,384          445,845              -             (456,368)           291,861
     Satellite, earth station and
     equipment                                   531,428        1,589,051          1,167           (1,812,947)           306,365
     Cable network                               342,822          421,913              -             (567,788)           196,947
     Power supply                                 32,858          100,321              -             (126,921)             6,258
     Data processing equipment                   192,169          438,151              -             (496,777)           133,543
     Other telecommunications peripherals          5,483            3,632              -               (5,623)             3,492
   Leased assets
     Vehicle                                           -            3,804              -                    -              3,804
                                              ----------        ---------        -------             --------         ----------
   Total                                      33,094,510        5,345,472        100,422             (121,180)        38,218,380
                                              ==========        =========        =======             ========         ==========
Accumulated depreciation:
   Buildings                                     566,436           90,625             14               (2,451)           654,596
   Switching equipment                         3,399,503          586,153          3,562                3,396          3,985,490
   Telegraph, telex and data
     communication equipment                     195,845            5,903              -                    -            201,748
   Transmission installation and
   equipment                                   1,725,696          350,114             65                 (92)          2,075,653
   Satellite, earth station and
   equipment                                   1,507,377          371,925            540              (3,746)          1,875,016
   Cable network                               3,728,608        1,096,163          2,364             (150,632)         4,671,775
   Power supply                                  581,935           84,498            133                1,315            667,615
   Data processing equipment                     440,115          285,877            447                 (123)           725,422
   Other telecommunications peripherals          398,369           41,325              -               (2,084)           437,610
   Office equipment                              363,576           61,974            110                  627            426,067
   Vehicles                                      131,842           20,901          4,922               11,317            159,138
   Other equipment                                35,744           12,095              -                  976             48,815
   Leased assets
     Vehicle                                           -              669              -                    -                669
                                              ----------        ---------        -------             --------         ----------
   Total                                      13,075,046        3,008,222         12,157             (141,497)        15,929,614
                                              ----------        ---------        -------             --------         ----------
Net Book Value                                20,019,464                                                              22,288,766
                                              ==========                                                              ==========


*) Including property, plant and equipment of subsidiaries acquired and consolidated in 2001: Dayamitra, GSD, Infomedia and Indonusa

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

14.   PROPERTY, PLANT AND EQUIPMENT (continued)

                                              January 1,                                                              December 31,
                                                 2002          Additions*)      Deductions      Reclassifications        2002
                                              ----------       ------------     ----------      -----------------     ------------
                                                  Rp               Rp               Rp                Rp                  Rp
At cost or revalued amounts:
   Land                                         195,153            52,791              -               13,346            261,290
   Buildings                                  1,597,260            10,868             49              127,028          1,735,107
   Switching equipment                        8,842,943           592,014         15,606             (947,965)         8,471,386
   Telegraph, telex and data
     communication equipment                    206,592             5,170          3,028                8,646            217,380
   Transmission installation and equipment    4,899,964           441,932          9,239            9,291,873         14,624,530
   Satellite, earth station and equipment     5,772,334             5,541              -           (3,228,327)         2,549,548
   Cable network                             11,284,470         1,241,547          9,037               25,274         12,542,254
   Power supply                                 998,461           157,551            748             (111,071)         1,044,193
   Data processing equipment                  1,894,456           326,428         79,830              666,320          2,807,374
   Other telecommunications peripherals         507,652            49,846            306              153,042            710,234
   Office equipment                             616,029            71,493         28,968              (47,264)           611,290
   Vehicles                                     188,067             7,685          3,900               (3,066)           188,786
   Other equipment                               68,048             8,419            365                7,136             83,238
   Property under construction:
     Buildings                                   17,556            90,550              -              (44,804)            63,302
     Switching equipment                        187,125           516,684              -             (307,648)           396,161
     Transmission installation and
         equipment                              291,861         4,147,745              -           (4,116,454)           323,152
     Satellite, earth station and equipment     306,365            58,103              -             (316,374)            48,094
     Cable network                              196,947           779,471         17,185             (328,181)           631,052
     Power supply                                 6,258             3,932              -               (4,295)             5,895
     Data processing equipment                  133,543           558,962              -             (648,387)            44,118
     Other telecommunications peripherals         3,492            34,370              -              (35,476)             2,386
     Leased assets
            Vehicles                              3,804               215            379                  283              3,923
                                             ----------         ---------        -------           ----------         ----------
   Total                                     38,218,380         9,161,317        168,640              153,636         47,364,693
                                             ==========         =========        =======           ==========         ==========
Accumulated depreciation:
   Buildings                                    654,596           101,513             16               17,848            773,941
   Switching equipment                        3,985,490           675,541            568             (392,642)         4,267,821
   Telegraph, telex and data
     communication equipment                    201,748             5,151          2,703                2,236            206,432
   Transmission installation and equipment    2,075,653         1,198,453          1,653            1,013,452          4,285,905
     Satellite, earth station and equipment   1,875,016           126,658              -             (650,789)         1,350,885
   Cable network                              4,671,775         1,154,770          1,102             (114,926)         5,710,517
   Power supply                                 667,615            86,428            654               (4,784)           748,605
   Data processing equipment                    725,422           441,203         58,618              (31,071)         1,076,936
   Other telecommunications peripherals         437,610            87,916            327               58,867            584,066
   Office equipment                             426,067            74,934         16,244               (9,061)           475,696
   Vehicles                                     159,138            17,250          3,363               (3,000)           170,025
   Other equipment                               48,815            16,770            296                1,063             66,352
   Leased assets
     Vehicles                                       669               837              -                  226              1,732
                                             ----------         ---------        -------           ----------         ----------
   Total                                     15,929,614         3,987,424         85,544             (112,581)        19,718,913
                                             ==========         =========        =======           ==========         ==========
Net Book Value                               22,288,766                                                               27,645,780
                                             ==========                                                               ==========

*) including property, plant and equipment of Pramindo which was acquired and consolidated in 2002

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

14.   PROPERTY, PLANT AND EQUIPMENT (continued)

      Most of the Company's property, plant and equipment acquired up to January 1, 1979 and January 1, 1987 have been revalued in accordance with Decree No. 109/KMK.04/1979 dated March 27, 1979 of the Minister of Finance of the Republic of Indonesia and Government Regulation No. 45 of 1986, respectively. The revaluation increments of Rp86,787 million resulting from the 1979 revaluation and Rp381,908 million resulting from the 1987 revaluation were included in equity in 1984 and 1988, respectively.

      Depreciation charged to operations amounted to Rp2,321,688 million, Rp2,747,765 million and Rp3,431,831 million in 2000, 2001 and 2002, respectively.

      Interest capitalized into property under construction amounted to Rp62,534 million, Rp8,089 million and Rp21,482 million in 2000, 2001 and 2002, respectively. Capitalization rates are the borrowing rates on debts incurred related to property under construction.

      Foreign exchange losses (gains) capitalized as part of property under construction amounted to Rp179,207 million, Rp1,746 million and (Rp27,568 million) in 2000, 2001 and 2002, respectively.

      Management believes that no impairment in the carrying amount of its assets has occurred.

      The Company and its subsidiaries own several parcels of land located throughout Indonesia with land rights (Hak Guna Bangunan or HGB) for a period of 20 and 30 years, which will expire between 2003-2032. Management believes that there will be no difficulty in the extension of the land rights since all the parcels of land are supported by sufficient evidence of ownership.

      Some of the Company's land measuring 1,801,424 m2 are still under the name of other parties including, among others, the Ministry of Tourism, Post and Telecommunication and the Ministry of Communication of the Republic of Indonesia. As of March 14, 2003, the transfer of the legal title of ownership on those parcels of land to the Company is still in progress.

      The percentage of completion of construction-in-progress as of December 31, 2002 is between 17% and 95% and the estimated date of completion is between of January 2003 up to June 2003. Management believes that there is no impediment to the completion of the construction-in-progress.

      All of the Company's property, plant and equipment, except land, were insured with various insurance companies against fire, theft and other possible risks for Rp17,877,571 million as of December 31, 2001 and Rp 20,270,283 million and US$1,367,601,558 as of December 31, 2002. In addition, the Palapa B4 and Telkom-1 Satellite are insured for US$71,837,020 as of December 31, 2002 and US$75,640,000 as of December 31,
      2001, respectively. Management believes that the insurance coverage is adequate to cover possible losses on the assets insured.

      All of the subsidiaries' property, plant and equipment, except land, were insured against fire, theft and other possible risks. The management of the subsidiaries believe that the insurance coverage is adequate to cover possible losses on those assets.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


15.   PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS

                                              January 1,                                                              December 31,
                                                 2001           Additions       Deductions      Reclassifications        2001
                                              ----------        ---------       ----------      -----------------     ------------
                                                  Rp               Rp               Rp                  Rp                 Rp
At cost:                                                                -
     Land                                         3,160                 -              -                    -              3,160
     Buildings                                   23,952                 -              -                    -             23,952
     Switching equipment                        626,516                 -              -               (1,722)           624,794
     Transmission installation and
        equipment                               107,558                 -              -                    -            107,558
     Cable network                              334,792                 -              -                 (447)           334,345
     Other telecommunication
        peripherals                             201,296                 -              -               (1,454)           199,842
                                              ---------            ------       --------               ------          ---------
     Total                                    1,297,274                 -              -               (3,623)         1,293,651
                                              ---------            ------       --------               ------          ---------
Accumulated depreciation:
     Land                                           988               158              -                    -              1,146
     Buildings                                    8,198             1,198              -                  (62)             9,334
     Switching equipment                        284,485            39,692              -               (1,722)           322,455
     Transmission installation and
        equipment                                76,387            10,756              -                    -             87,143
     Cable network                              192,481            29,000              -                 (447)           221,034
     Other telecommunication                                                                                                   -
        peripherals                             201,226                34              -               (1,454)           199,806
                                              ---------            ------       --------               ------          ---------
     Total                                      763,765            80,838              -               (3,685)           840,918
                                              =========            ======       ========               ======          =========
Net Book Value                                  533,509                                                                  452,733
                                              =========                                                                =========


                                              January 1,                                                              December 31,
                                                 2002           Additions       Deductions      Reclassification         2002
                                              ----------        ---------       ----------      ----------------     ------------
                                                  Rp               Rp               Rp                Rp                  Rp


At cost:
    Land                                          3,160                 -              -                    -              3,160
    Buildings                                    23,952                 -              -                 (225)            23,727
    Switching equipment                         624,794                 -              -               (1,037)           623,757
    Transmission installation and
       equipment                                107,558                 -              -                    -            107,558
    Cable network                               334,345                 -              -               (1,157)           333,188
    Other telecommunication                     199,842                 -         69,267               (1,379)           129,196
       peripherals
                                              ---------            ------       --------               ------          ---------
    Total                                     1,293,651                 -         69,267               (3,798)         1,220,586
                                              ---------            ------       --------               ------          ---------

Accumulated depreciation:
    Land                                          1,146               119              -                    -              1,265
    Buildings                                     9,334             1,184              -                 (106)            10,412
    Switching equipment                         322,455            40,348              -                 (594)           362,209
    Transmission installation and
       equipment                                 87,143             8,253              -                    -             95,396
    Cable network                               221,034            22,430              -                 (993)           242,471
    Other telecommunication peripherals         199,806                36         69,267               (1,379)           129,196
                                              ---------            ------       --------               ------          ---------
    Total                                       840,918            72,370         69,267               (3,072)           840,949
                                              ---------            ------       --------               ------          ---------
Net Book Value                                  452,733                                                                  379,637
                                              =========                                                                =========


PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




15.   PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS
      (continued)

      Depreciation charged to operations amounted to Rp97,381 million, Rp80,838 million and Rp72,370 million in 2000, 2001 and 2002, respectively.

      Rights to the property, plant and equipment under revenue-sharing arrangements are legally retained by the investors until the end of the revenue-sharing period.

      The unearned income under revenue-sharing arrangements is as follows:

                                                       2001              2002
                                                   ----------        ----------
                                                        Rp                Rp

      Gross amount                                  1,297,274         1,293,651
      Accumulated amortization                     (1,071,560)       (1,127,673)
                                                   ----------        ----------
      Net                                             225,714           165,978
                                                   ==========        ==========


16.   INTANGIBLE ASSETS

                                                      2001              2002
                                                    ---------         ---------
                                                       Rp                Rp

      Intangible assets                             1,356,144         2,045,454
      License - net                                         -             6,672
                                                    ---------         ---------
      Net                                           1,356,144         2,052,126
                                                    =========         =========


      Movements of intangible assets during 2002 and 2001 are as follows :

                                                             2001
                                ----------------------------------------------------------------
                                   Intangible Assets                Goodwill             Total
                                -----------------------       --------------------
                                   DMT            PIN           GSD       Indonusa
                                ---------       -------       -------     --------     ---------
                                    Rp           Rp            Rp            Rp            Rp
      Beginning balance                 -                           -            -             -
      Additions                 1,344,012             -       106,348          654     1,451,014
      Impairment                        -             -             -            -             -
      Amortization                (81,804)            -       (12,412)        (654)      (94,870)
      Ending balance            1,262,208             -        93,936            -     1,356,144


                                                             2002
                                ----------------------------------------------------------------
                                   Intangible Assets                Goodwill             Total
                                -----------------------       --------------------
                                   DMT            PIN           GSD       Indonusa
                                ---------       -------       -------     --------     ---------
                                    Rp           Rp            Rp            Rp            Rp
      Beginning balance         1,262,208             -        93,936            -     1,356,144
      Additions                         -       895,138             -            -       895,138
      Amortization               (140,250)      (44,314)      (21,264)           -      (205,828)
      Impairment                        -             -             -            -             -
                                ---------       -------       -------     --------     ---------
      Ending balance            1,121,958       850,824        72,672            -     2,045,454
                                =========       =======       =======     ========     =========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


16.   INTANGIBLE ASSETS (continued)

      The intangible assets resulting from the acquisition of Dayamitra and Pramindo primarily represents the present value of Dayamitra's and Pramindo's share of projected Distributable KSO Revenue over the remaining KSO period. Goodwill resulted from the acquisition of GSD and Indonusa (see Note 2.c).

      Total amortization of Rp205.828 million for the year ended December 31, 2002 was reported as other expense under "Other Income (Charges)" in the consolidated statements of income.

      The license represents the Nationwide DCS 1800 Operations and License for Nationwide DCS 1800 Radio Frequency Spectrum Utilization held by Telkomsel. Amortization expense for this license during 2002 amounted to Rp541 million.


17.   ESCROW ACCOUNT

      Escrow accounts consist of the following:

      a.   Dayamitra Escrow

           This account with Citibank N.A., Singapore ("Dayamitra Escrow Agent"), was established to facilitate the payment of the Company's obligations under the Conditional Purchase Agreement and Option Agreement entered into with the selling shareholders of Dayamitra.

           In accordance with the Escrow Agreement, the Company made the first installment payment of US$14,343,750 on May 17, 2001. Future monthly installments of US$6,250,000 for twenty four months are required by the agreement. The Company is also obliged to make additional installment payments necessary to settle the obligation on the due dates.and to maintain a minimum balance of US$14,343,750.

           The escrow account earns interest at LIBOR minus 0.75% per annum, which is computed daily. The interest income earned is included as part of the escrow fund.

           The remaining funds available will be transferred to the Company after all of the obligations to the Dayamitra transaction are satisfied

      b.   PIN Escrow

           This escrow account with JPMorgan Chase Bank ("PIN Escrow Agent") was established to facilitate the settlement of the Company's obligations under its Conditional Sale and Purchase Agreement for the acquisition of PIN.

           In accordance with the Escrow Agreement, the Company will make installment payments of US$12,800,000 for eleven months and US$15,000,000 for sixteen months. The first installment was due on October 1, 2002.

           Escrowed funds earn interest at LIBOR minus 0.4% per annum, which is computed daily. The interest income earned will be included as part of the escrow fund.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




18.   TRADE ACCOUNTS PAYABLE

                                                              2001        2002
                                                           ---------   ---------
                                                               Rp          Rp
      Related parties
        Payable to other telecommunications carriers         335,602     610,251
        Concession fees                                      150,142     351,059
        Purchases of equipment, materials and services       234,900      71,632
        Other                                                    365           -
                                                           ---------   ---------
        Total                                                721,009   1,032,942
                                                           ---------   ---------

      Third parties
        Purchases of equipment, materials and services       913,992   2,141,153
        Payable related to revenue-sharing arrangements      119,754     112,949
        Payable to other telecommunication providers          22,898     102,182
                                                           ---------   ---------
        Total                                              1,056,644   2,356,284
                                                           ---------   ---------

      Total                                                1,777,653   3,389,226
                                                           =========   =========

      Trade accounts payable by currency are as follows:


                                                              2001        2002
                                                           ---------   ---------
                                                               Rp          Rp

      Rupiah                                               1,184,463   2,722,416
      U.S. Dollar                                            195,164     396,496
      Euro                                                   197,544     264,974
      Yen Jepang                                               2,064       4,410
      Great Britain Pound sterling                             3,218         927
      Singapore Dollar                                             -           3
      Deutsche Mark                                          179,401
      Swedish Krona                                           10,217
      French Franc                                             5,582           -
                                                           ---------   ---------
      Total                                                1,777,653   3,389,226
                                                           =========   =========



19.   TAXES PAYABLE

                                                              2001        2002
                                                           ---------   ---------
                                                               Rp          Rp


      Current tax (see Note 36)                            1,452,466     888,737
      Income tax
         Article 4                                               839           -
         Article 21                                           29,176      20,366
         Article 22                                            2,771       2,377
         Article 23                                           55,569      53,327
         Article 25                                          139,329      81,280
         Article 26                                            5,556       6,823
      VAT                                                    189,317     159,665
                                                           ---------   ---------
      Total                                                1,875,023   1,212,575
                                                           =========   =========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




19.   TAXES PAYABLE (continued)

      The amount of VAT Output that has not been remitted to the State Treasury is reported in the taxes payable account. Based on a circular letter No. SE-48/PJ.3/1988 dated December 31, 1988, by the Director General of Taxation, the Company was not allowed to credit the VAT Input against the VAT Output. However, based on the letter from Director General of Taxation No. KEP-539/PJ/2000 dated December 29, 2000, the Company was able to credit the VAT Input against the VAT Output on taxable materials and or services acquired that are directly related to the Company's operations, starting from January 1, 2001.

      Pursuant to Decision Letter No. KEP-01/WPJ.07/KP.0105/2002 dated March 22, 2002, the Director General of Taxation permitted the Company to pay taxes due on the cross-ownership transaction in nine monthly installments ending on December 25, 2002.


20.   ACCRUED EXPENSES

                                                         2001            2002
                                                       ---------      ---------
                                                          Rp              Rp

      Early retirement benefits                          140,000        714,884
      Post-retirement benefits                           517,661        660,066
      Salaries and employee bonuses                      136,481        442,615
      Interest and bank charges                          276,953        282,632
      General, administrative and marketing              265,987        220,476
      Operation, maintenance and
           telecommunication services                     79,126        180,740
      Other                                               21,367          8,989
                                                       ---------      ---------

      Total                                            1,437,575      2,510,402
                                                       =========      =========



      Based on the Board of Directors' Resolution No. KD.20/PS900/SDM-10/2001 dated June 11, 2001 concerning Early Retirement, the Company offered an Early Retirement Program for interested and eligible employees. Employees' rights under the early retirement program, method of calculation and payments for compensation and other benefits are provided in the Board of Directors' Resolution No. KD.35/PS900/SDM-10/01 dated November 30, 2001 entitled Employees' Rights under Early Retirement Program Year 2002. Accrued early retirement benefits as of December 31, 2001 has been fully paid in the first semester of 2002. Accrued early retirement expenses as of December 31, 2002 represents the continued early retirement program.


      Included in accrued early retirement benefits is a charge of Rp357,100 million in 2002 related to the transfer of call center services to Infomedia in 2002 in connection with the First Amendment of Cooperation Agreement on Business Synergy in Inter (I) Net and service (S) Net dated February 25, 2002. The implementation of the transfer needs approval from other Infomedia shareholders.


21.   ADVANCES FROM CUSTOMERS AND SUPPLIERS

      As of December 31, 2002, the Company received deposit payments from KSO Unit III amounting to Rp830,431 million or equivalent to US$91,750,000 related to the Company's plan to buy out AriaWest. The deposit of US$41,750,000 was received on May 17, 2002, upon signing the Conditional Sale and Purchase Agreement and US$50,000,000 upon receipt of AriaWest `s Tax Assessment Letter (see Note 49).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




22.   SHORT-TERM BANK LOAN

      a. On October 5, 2001, Telkomsel entered into a Transferable Term Loan Agreement with Deutsche Bank AG, Jakarta Branch (as "Arranger" and "Facility Agent") covering a loan facility amounting to Rp500,000 million obtained from banks (collectively as "Lenders"), as follows:

                         Name of bank        % of Loan Assigned          Amount
                         ------------        ------------------          ------
                                                                          Rp

           PT Bank Central Asia, Tbk                 38                  190,000
           PT Bank Lippo, Tbk                        19                   95,000
           PT Bank Niaga, Tbk                        19                   95,000
           PT Bank Bali, Tbk                         10                   50,000
           Deutsche Bank AG, Jakarta                 10                   50,000
           PT Bank Ekonomi Raharja                    4                   20,000
                                                                       ---------
                                                                         500,000
                                                                       =========


           The loan was obtained to finance Telkomsel's working capital requirements. The loan bore interest at 3-months Certificates of Bank Indonesia plus 2%. The loan was settled on October 22, 2002.

      b. On July 12, 2002, Telkomsel entered into an Opening Letter of Credit and Trust Receipt Loan Agreement with Citibank, N.A. providing for a total facility of US$40,000,000.

           The facility was obtained to finance Telkomsel's capital expenditures in connection with procurement contracts with three strategic partners and a strategic supplier. Amounts drawn from the facility bear interest at the bank's cost of funds plus 2.5%, and will mature on July 12, 2003. The facility is not collateralized.

           Total loans drawn from the facility amounted to US$5,280,031. As of December 31, 2002 the outstanding balance of the loan amounted to US$4,385,295 (equivalent to Rp39,205 million).


23.        CURRENT MATURITY OF LONG-TERM LIABILITIES

                                                             2001         2002
                                                          ---------    ---------
                                                              Rp           Rp

           Two-step loan                                    845,366      836,109
           Liabilities for acquisition of subsidiaries      466,508      807,980
           Suppliers' credit loan                            66,880      163,072
           Bank loan                                        146,300      162,077
           Bridging loan                                     16,720       42,112
           Obligation under capital lease
                                                                  -          901
           Others
                                                                826            -
                                                          ---------    ---------

                                                          1,542,600    2,012,251
                                                          =========    =========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




24.   TWO-STEP LOANS

      Two-step loans are loans, which were obtained by the Government of the Republic of Indonesia from overseas banks and a consortium of contractors, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and are payable in Rupiah based on the exchange rate at the date of withdrawal. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

      The details of the two-step loans are as follows:

                    Creditors          Interest Rate        2001         2002
                    ---------          -------------      ---------    ---------
                                            (%)              Rp           Rp

      Overseas banks                    2.95 - 18.41      9,118,911    8,231,508
      Consortium of contractors         3.20 - 18.41        363,795      299,046
                                                          ---------    ---------
      Total                                               9,482,706    8,530,554

      Current maturities                                   (845,366)    (836,109)
                                                          ---------    ---------

      Long-term portion                                   8,637,340    7,694,445
                                                          =========    =========


      Details of two-step loans obtained from overseas bank as of December 31, 2002 are as follows:

                    Currencies          Interest Rate                 Amount
                    ----------          -------------                 ------
                                             (%)                        Rp

      US Dollar                          3.85 - 8.70                3,461,090
      Rupiah                            12.00 - 18.41               3,366,297
      Yen                                    2.95                   1,188,369
      Euro                               7.18 - 8.30                  215,752
                                                                    ---------

      Total                                                         8,231,508
                                                                    =========


      The acquired loans are intended for the development of telecommunication infrastructure and supporting equipment. The loans are payable in semi-annual installments and are due on various dates until 2025.

      Detail of two-step loans obtained from consortium contractors as of December 31, 2002 is as follows:

               Currencies         Interest Rate       2001               2002
               ----------         -------------       ----               ----
                                       (%)             Rp                 Rp

      Yen                             3.20          193,639             155,681
      Rupiah                     13.25 - 18.41      170,156             143,365
                                                    -------             -------

      Long-term portion                             363,795             299,046
                                                    =======             =======

      The consortium of contractors consists of: Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The acquired loans were intended for the financing of a second digital telephone exchange project. The loans are payable in semi-annual installments and are due on various dates until March 15, 2015.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

24.   TWO-STEP LOANS (continued)

      Two-step loans which are payable in Rupiah bear either a fixed interest rate or a floating rate based on the average interest rate of 3-month Certificates of Bank Indonesia during the six-month preceding the installment due date, plus 1%. Two-step loans which are payable on foreign currencies bear either a fixed rate interest or the floating interest rate offered by the lenders, plus 0.5%.

      As of December 31, 2002, the company has used all facilities of two-step loans and the withdrawal period of two-step loan has expired.

      The schedule of the principal payments on the Company's two-step loans as of December 31, 2002, is as follows:

       Year                                                         Total
      ------                                                      ---------
                                                                      Rp

      2003                                                          836,109
      2004                                                          860,262
      2005                                                          868,587
      2006                                                          764,148
      2007                                                          669,967
      2008 - 2025                                                 4,531,481
                                                                  ---------

      Total                                                       8,530,554
                                                                  =========

       The Company must maintain financial ratios as follows:

      a. Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for two-steps loans originating from World Bank and Asian Development Bank ("ADB"), respectively.

      b. Internal financing (earning before depreciation and interest expenses) should exceed 50% and 20% compared to capital expenditure for loan originally from World Bank and ADB, respectively.

      As of December 31, 2002 the Company complied with the abovementioned ratios.


25.   SUPPLIERS' CREDIT LOANS

      The detail of suppliers' credit loans are as follows:


                                                        2001           2002
                                                      --------      ----------
                                                         Rp             Rp

       Tomen                                           397,326        290,498
       Cable & Wireless plc                             64,574         48,199
                                                       -------        -------
       Total                                           461,900        338,697
       Current maturities                              (66,880)      (163,072)
                                                      --------       --------

       Long-term portion                               395,020        175,625
                                                      ========       ========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


25.   SUPPLIERS' CREDIT LOANS (continued)

      a.   Tomen

           Dayamitra has entered into a Design, Supply, Construction and Installation Contract dated November 18, 1998 with Tomen, the ultimate holding company of TMC, which is a shareholder of Dayamitra. Under the terms of the contract, Tomen is responsible for the construction of the minimum new installations required under the KSO VI Agreement in which Dayamitra is the investor.

           In connection with the above agreement, Dayamitra entered into a Supplier's Credit Agreement ("SCA") with Tomen on November 18, 1998. The total commitment under the SCA was US$54,000,000 of which US$50,444,701 had been drawn down before the expiration date of the available credit on September 30, 1999.

           Interest accrues on the amounts drawn down at LIBOR plus 4.5% per annum, and is payable semi-annually in arrears.

           Annual interest rates in 2002 ranged from 5.92% to 6.48%.

           The SCA loan is repayable in ten semi-annual installments commencing on December 15, 2000. The SCA contains a minimum fixed repayment schedule. However, additional principal repayments are required on repayment dates in the event that Dayamitra has excess cash, as defined in the SCA.

           The SCA loan is secured on a pro-rata basis by the security rights provided under the C&W plc bridging facility loan.

      b.   Cable and Wireless plc ("C&W plc")

           Dayamitra entered into a Supplier's Credit Agreement ("SCA") with C&W plc on May 19, 1999.

           The SCA loan is repayable in ten semi-annual installments commencing on December 15, 2000. The loan contains a minimum fixed repayment schedule. However, additional principal repayments are required on repayment dates in the event that Dayamitra has excess cash, as defined in the SCA.

           Interest on this loan is at the rate of LIBOR plus 4.5%. Annual interest rates in 2002 ranged from 5.92% to 6.48%.

           The SCA loan is secured on a pro-rata basis by the security rights provided under the C&W plc bridging facility loan. In addition, any distributions to shareholders in the form of dividends or repayments of share capital require the written consent of Tomen and C&W plc.

           The schedule of the required principal payments on the above loans as of December 31, 2002 is as follows:


            Year                              Total
           -------                          -----------
                                                Rp

           2003                                163,072
           2004                                174,914
           2005                                    711
                                               -------

           Total                               338,697
                                               =======

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

26.   BRIDGING LOAN

                                                       2001             2002
                                                     --------         --------
                                                        Rp                Rp

      Total outstanding amount                        128,121           95,517
      Current maturities                              (16,720)         (42,112)
                                                     --------         --------

      Long-term portion                               111,401           53,405
                                                     ========         ========


      This loan is owed by Dayamitra to C&W plc under a bridging loan facility which was assigned from three local Indonesian banks. The loan is repayable in ten semi-annual installments commencing on December 15, 2000. Interest is payable on a monthly or quarterly basis, at the option of Dayamitra, at the rate of LIBOR plus 4% per annum. Annual interest rates in 2002 ranged from 5.42% to 5.98%.

      C&W plc has agreed to the repayment of the bridging loan facility in proportion to the amounts made available to Dayamitra under this bridging loan facility and the C&W plc and Tomen Supplier's Credit Loan.The security provided against the bridging loan facility consists of an assignment of KSO revenues; an assignment of bank accounts; a security interest in Dayamitra's movable assets; an assignment of the Tomen construction contract; an assignment of proceeds from early termination of the KSO license by the Company; and an assignment of insurance proceeds.

      Distributions to shareholders in the form of dividends or repayment of share capital require the written consent of C&W plc.

      The schedule of the required principal payments on this bridging loan as of December 31, 2002 is as follows:

      Year                                                        Total
      -----                                                       ------
                                                                    Rp

      2003                                                        42,112
      2004                                                        52,864
      2005                                                           541
                                                                  ------

      Total                                                       95,517
                                                                  ======

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

27.   LIABILITY FOR ACQUISITION OF A SUBSIDIARY

      This amount represents the Company's non-interest bearing obligation to the selling stockholders of Dayamitra in respect to the Company's acquisition of 90.32% of Dayamitra and to the selling stockholders of Pramindo in respect to the Company's acquisition of 30% of Pramindo.


                                                                2001       2002
                                                             --------    --------
                                                                 Rp           Rp
Dayamitra transaction
      PT Intidaya Sistelindomitra                             348,140      99,500
      PT Mitracipta Sarananusa                                239,318      68,398
      Cable and Wireless plc                                  224,838      64,260
      Unamortized deferred interest                           (84,948)    (74,915)
                                                             --------    --------
                                                              727,348     157,243
                                                             --------    --------

Pramindo transaction
      France Cable et Radio                                         -     263,973
      Astratel                                                      -     230,977
      Indosat                                                       -      85,791
      Marubeni                                                      -      52,795
      IFC - USA                                                     -      19,798
      NMP Singapore                                                 -       6,599
      Unamortized deferred interest                                 -      (9,196)
                                                             --------    --------
                                                                    -     650,737
                                                             --------    --------

Total                                                         727,348     807,980

Current maturity - net of unamortized deferred interest      (466,508)   (807,980)
                                                             --------    --------

Long - term portion - net of unamortized deferred interest    260,840           -
                                                             ========    ========



      Under the Conditional Sale and Purchase Agreement of Dayamitra, the amount due to Mitracipta will be paid to Intidaya and C&W plc proportionately based on their ownership interest in Mitracipta.


28.   GUARANTEED NOTES AND BONDS

                                                       2001              2002
                                                     ---------         ---------
                                                         Rp               Rp

      Guaranteed Notes                                       -         1,337,518
      Bonds                                                  -         1,000,000
                                                     ---------         ---------
                                                             -         2,337,518
                                                     =========         =========

      a. Guaranteed Notes

         In April 2002, TSFL, Telkomsel's wholly-owned subsidiary, issued US$150 million in guaranteed notes ("Notes"). The notes bear interest at 9.75%, payable semi-annually on April 30 and October 30 of each year, and will be due on April 30, 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

28.   GUARANTEED NOTES AND BONDS (continued)

      a. Guaranteed Notes  (continued)

         On April 23, 2002, TSFL entered into subscription agreements with UBS AG ("UBS") whereby UBS agreed to subscribe and pay for the notes at an issue price equal to 99.709% of the principal amount of the notes, less any fees. TSFL has further authorized UBS to have the notes listed in the Singapore Exchange Securities Trading Limited (the "Singapore Exchange").

         Based on the "On-Loan Agreement" dated April 30, 2002, between the Telkomsel and TSFL, the proceeds from the subscription of the notes were loaned to Telkomsel at an interest rate of 9.765% per annum, payable in the same terms as above.

         TSFL may, on the interest payment date falling on or about the third anniversary of the issue date redeem the notes, in whole or in part, at 102.50% of the principal amount of such notes, together with interest accrued to the date fixed for redemption. If only part of the notes are redeemed, the principal amount of the notes outstanding after such redemption must be at least US$100 million.

         As of December 31, 2002, the outstanding balance of the notes and the unamortized portion of the discount are as follows:

                                           Foreign Currency    Rupiah Equivalent
                                           ----------------    -----------------
                                                  US$               Rp juta

Principal                                       150,000,000       1,341,000
Discount                                           (389,468)         (3,482)
                                                -----------       ---------
Net                                             149,610,532       1,337,518
                                                ===========       =========


      b. Bonds

         On July 16, 2002, the Company issued bonds amounting to Rp1,000,000 million. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002. The bonds are traded in the Surabaya Stock Exchange. The bonds mature on July 15, 2007.

         The Company must maintain the following consolidated financial ratios:

         1.   Debt service coverage ratio must exceed from 1.5:1

         2.   Debt to equity ratio must not exceed:

              a.  3:1, for the period of January 1, 2002 to December 31, 2002
              b.  2.5:1, for the period of January 1, 2003 to December 31, 2003
              c. 2:1, for the period of January 1, 2004 to the date the bonds are redeemed.

         3.   Debt to EBITDA ratio must not exceed 3:1

         As of December 31, 2002, the Company was in compliance with these covenants.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

29.   LONG-TERM BANK LOANS

      The details of bank loans as of December 31, 2002 is as follows:


                Lender                    Currency                Total             Outstanding           Outstanding
                                                                 facility      in original currency      (Rp million)
-----------------------------             --------           ---------------   --------------------      ------------
Citibank N.A                                USD                    6,950,000             6,950,000            62,272
Hermes Kreditversicherungs AG               USD                   23,400,000               740,914             6,639
Bank Consortium                             USD                    4,000,000             3,288,000            29,460
Bank Consortium                             IDR               90,000,000,000                                  60,438
Bank Central Asia                           IDR              173,000,000,000                                  25,903
Tomen                                       USD                   35,000,000             7,000,000            62,720
                                                                                                         -----------
Total                                                                                                        247,432
Current maturities of long-term
    bank loans                                                                                               162,077
                                                                                                         -----------
Long term portion                                                                                             85,355
                                                                                                         ===========


      a.   High Performance Backbone ("HP Backbone") Loan

         a.1 On April 10, 2002, the Company entered into the "Term Loan Agreement HP Backbone Sumatra Project and Pledge of Right To Deposit" with Citibank, N.A. providing a total facility of US$6,950,000.

                The facility was obtained to finance the construction of the Sumatra High Performance Backbone, in connection with the "Partnership Agreements" dated November 30, 2001, with PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone in Sumatra.

                Amounts drawn from the facility bear interest of 1% above the interest rate provided by the Bank on the relevant deposit being pledged to the bank. The loans are payable in eight monthly installments beginning April 2003. The loans will mature in January 2004.

                The Company has drawn down the entire facility of US$6,950,000. As of December 31, 2002, the outstanding balance of the loan amounted to US$6,950,000 (equivalent to Rp62,272 million).

                The loan facility from Citibank NA is secured by a time deposit of US$6,950,000.

                The schedule of the required principal payments on this HP Backbone loan as of December 31, 2002 is as follows:

                     Year                                               Total
                ---------------                                         ------
                                                                         Rp

                2003                                                    60,424
                2004                                                     1,848
                                                                        ------

                Total                                                   62,272
                                                                        ======

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


29.   LONG-TERM BANK LOANS (continued)

      a.   High Performance Backbone ("HP Backbone") Loan (continued)

           a.2 On April 10, 2002, the Company entered into a "Loan Agreement" with Citibank, N.A ("arranger") and Citibank International plc ("agent"), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG ("lender" and "guarantor"), providing a total facility of US$23,400,000.

                The facility was obtained to fund up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the "Partnership Agreement".

                Hermes required a guarantee fee of 8.4% of the total facility. This fee is payable twice during the agreement period 15% of the guarantee fee is required to be paid in cash and 85% is included in the loan balance. The outstanding loan as of December 31, 2002 representing the first installment of the fee was US$740,914 (equivalent to Rp6,639 million).

                As of December 31, 2002, the Company has drawn US$740,914 from the total facility. The loans are payable in ten semi-annually installments beginning in July 2004.

                Amounts drawn from the facility bear interest at LIBOR plus
                0.75%.

           a.3 On April 10, 2002, the Company entered into a "Term Loan Agreement HP Backbone Sumatra Project" with Bank Central Asia, providing a total facility of Rp173,000 million. The facility was obtained to fund the Rupiah portion of the high performance backbone network in Sumatra pursuant to the "Partnership Agreement".

                Amounts drawn from the facility bear interest of 4.35% plus the 3-month time deposit rate. The loans are payable in twelve quarterly installments beginning January 2004. The loans will mature in October 2006.

                Total principal outstanding as of December 31, 2002 is Rp25,903 million. Total available under the facility as of December 31, 2002 is Rp147,097 million.

                The loan facility from Bank Central Asia was unsecured.

      b.   Internet Protocol Backbone ("IP Backbone") Loan

           On February 25, 2002, the Company entered into a ("Facility Funding Agreement") with Bank DBS Indonesia (syndicated agent), Bank Bukopin (lender) and Bank Central Asia (lender), providing a total facility of US$4,000,000 and Rp90,000 million to fund the IP Backbone project in 7 (seven) Regional Divisions and 6 (six) KSOs.

           Amounts drawn in US Dollar bear interest of 2% plus the highest of 1-,2-or 3-month SIBOR divided by 0.87% for the first year and 2% plus the 3-month SIBOR divided by 0.87% thereafter. Amounts drawn in Rupiah bear interest of 19% fixed for the first year and 5% plus the average of BCA and Bukopin interest rates (the highest of 1,3,6 or 12 month time deposit rate) thereafter.

           The loans are payable in eleven quarterly installments beginning September 2002. The loans will mature on March 15, 2005.

           Total outstanding IP Backbone loans for Rupiah and US Dollar as of December 31, 2002 are Rp60,437 million and US$3,288,000 (equivalent Rp 29,460 million), respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


29.   LONG-TERM BANK LOANS (continued)

      b.   Internet Protocol Backbone ("IP Backbone") Loan (continued)

           The total unused credit facility for the Rupiah and US Dollar facility as of December 31, 2002 is Rp16,475 million and US$nil, respectively.

           The Company pledged the assets under construction as collateral for the IP Backbone loan pursuant to Notarial Deed No.17 dated February 25, 2002 of Notary Siti Amiretno Diah Wasisti Bagiono, SH on "Fiduciary Collateral". The pledge has a maximum amount of US$14,587,525.20 and Rp401 million.

           The schedule of the required principal payments on this IP Backbone loan as of December 31, 2002 is as follows:

           Year                                                        Total
           ----                                                        -----
                                                                        Rp

           2003                                                        38,934
           2004                                                        38,934
           2005                                                        12,029
                                                                       ------

           Total                                                       89,897
                                                                       ======



      Average interest rates for the HP Backbone and IP Backbone loans during 2002 were as follows:

                                                                    2002
                                                                ------------

      Rupiah                                                    17.14% - 19%
      U.S. Dollar                                               3.5% - 4.38%

      Under the Loan Agreements for HP Backbone and IP Backbone, the Company must maintain quarterly financial ratios as follows:

      1. Debt to equity ratio should not exceed 3:1
      2. EBITDA to interest expense should exceed 5:1
      3. EBITDA to loan installment and interest payment should exceed 1.5:1

      As of December 31, 2002, the Company complied with the above mentioned ratios.

      c.   J-Exim Loan

                                                 2001            2002
                                               --------        --------

           Total outstanding amount             219,450         62,720
           Current maturities                  (146,300)       (62,720)
                                               --------        -------
           Long-term portion                     73,150              -
                                               ========        =======


      This represents Dayamitra's obligation under a loan facility agreement it entered into with Tomen on April 27, 1998. The facility has been fully drawn for US$35 million, which is repayable in five semi-annual installments of US$7 million commencing on March 25, 2001.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


29.   LONG-TERM BANK LOANS (continued)

      c.   J-Exim Loan (continued)

           Interest accrues on the outstanding principal at the rate of LIBOR plus 1% and is repayable semi-annually, commencing on September 25, 1998. Annual interest rates in 2002 ranged from 2.75 % to 3.58 %.

           On June 21, 1999, an agreement was entered into between Tomen and The Export-Import Bank of Japan ("J-Exim") under which the loan and related security rights were assigned from Tomen to J-Exim.


30.   MINORITY INTEREST IN SUBSIDIARIES


                                                                 2001              2002
                                                               ---------         ---------
                                                                  Rp                Rp

      Minority interest in net assets of subsidiaries
           Telkomsel                                           1,162,720         2,516,181
           Pramindo                                                    -           847,764
           Infomedia                                              45,060            43,744
           Dayamitra                                               7,022            22,172
           Indonusa                                               20,531            13,700
           GSD                                                         1                 2
                                                               ---------         ---------

      Total                                                    1,235,334         3,443,563
                                                               =========         =========

      Minority interest in net income (loss) of
           subsidiaries
           Telkomsel                                             455,331           975,511
           Pramindo                                                    -           104,758
           Infomedia                                              15,067            19,031
           Dayamitra                                               6,241            15,151
           Indonusa                                                    -                 1
           GSD                                                   (2,034)           (5,826)
                                                               ---------         ---------

      Total                                                      474,605         1,108,626
                                                               =========         =========



31.   CAPITAL STOCK

                                               Number of         Percentage             Total
                 Description                     Shares         of Ownership       Paid-in capital
                 -----------                 --------------     ------------       ---------------
                                                                      %                  Rp

Series A Dwiwarna share
     State of the Republic of Indonesia                   1                    -                   -
Series B shares
     State of the Republic of Indonesia       5,472,235,355                54.29           2,736,118
     Public (below 5% each)                   4,607,764,284                45.71           2,303,882
                                             --------------               ------           ---------

Total                                        10,079,999,640               100.00           5,040,000
                                             ==============               ======           =========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


31.   CAPITAL STOCK (continued)

                                                                      2002

                                               Number of          Percentage             Total
                 Description                     Shares          of Ownership       Paid-in capital
                 -----------                 --------------      ------------       ---------------
                                                                       %                  Rp

Series A Dwiwarna share
     State of the Republic of Indonesia                   1               -                   -
Series B shares
     State of the Republic of Indonesia       5,160,235,355           51.19           2,580,118
     JPMCB                                      879,723,798            8.73             439,862
     The Bank of New York                       610,489,548            6.06             305,245
     Public (below 5% each)                   3,429,550,938           34.02           1,714,775
                                             --------------          ------           ---------

Total                                        10,079,999,640          100.00           5,040,000
                                             ==============          ======           =========


      As of December 31, 2001 and 2002, the Company's commissioners, directors, and employees owned a total of 23,039,919 and 18,132,681 Company's shares, respectively.

32.   ADDITIONAL PAID-IN CAPITAL

                                                                              2001              2002
                                                                            ---------         ---------
                                                                               Rp                Rp

      Proceeds from sale of 933,333,000 shares with par value of
        Rp 2,050 per share through initial public offering in 1995          1,446,666         1,446,666
      Capitalization into 746,666,640 series B shares in 1999                (373,333)         (373,333)
                                                                            ---------         ---------

      Total                                                                 1,073,333         1,073,333
                                                                            =========         =========

33.   TELEPHONE REVENUES

                                                 2000         2001          2002
                                              ----------   ----------   ----------
                                                  Rp           Rp           Rp
Fixed lines
     Local and domestic long-distance usage    4,097,093    5,225,705    6,337,365
     Monthly subscription charges                887,355      997,651    1,649,590
     Installation charges                         75,382       98,017      166,722
     Phone cards                                  34,426       25,455       54,689
     Others                                       83,608       68,328      119,012
                                              ----------   ----------   ----------

     Total                                     5,177,864    6,415,156    8,327,378
                                              ----------   ----------   ----------

Cellular
     Air time charges                          2,484,518    3,987,738    5,453,597
     Monthly subscription charges                356,034      581,566      593,348
     Connection fee charges                       42,644      128,543      172,302
     Features                                      6,806       10,151        7,554
                                              ----------   ----------   ----------

     Total                                     2,890,002    4,707,998    6,226,801
                                              ----------   ----------   ----------

Total Telephone Revenues                       8,067,866   11,123,154   14,554,179
                                              ----------   ----------   ----------

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

34.   INTERCONNECTION REVENUES

                                      2000              2001             2002
                                    -------         ---------        ---------
                                       Rp                Rp               Rp

      Cellular                      704,160         1,205,280        2,577,263
      International                 235,936           116,770          344,912
      Other                          40,889            65,313          103,731
                                    -------         ---------        ---------

      Total                         980,985         1,387,363        3,025,906
                                    =======         =========        =========

35.   REVENUE UNDER JOINT OPERATION SCHEMES

                                                                    2000              2001             2002
                                                                  ---------         ---------        ---------
                                                                     Rp                Rp               Rp

Minimum Telkom Revenues                                           1,556,699         1,474,200        1,023,453
Share in Distributable KSO Revenues                                 695,106           732,960          603,572
Amortization of unearned initial investor payments
     under Joint Operation Schemes                                   15,349            12,426           10,784
                                                                  ---------         ---------        ---------

Total                                                             2,267,154         2,219,586        1,637,809
                                                                  =========         =========        =========

      Distributable KSO Revenues represent the entire KSO revenues, less MTR and operational expenses of the KSO Units. These revenues are shared between the Company and the KSO Investors based on agreed percentages. The agreed percentages for revenue distribution between the Company and KSO Investors was 35%:65% for KSO Unit VII and 30%:70% for KSO Unit III and IV, respectively.


36.   DATA AND INTERNET REVENUES


                                      2000              2001              2002
                                     -------           -------        ---------
                                       Rp                Rp                Rp

      SMS                             24,512           344,600          997,249
      Multimedia                      64,527           218,300          349,678
      VoIP                                 -            25,589          160,051
      ISDN                            18,895            84,695           64,492
                                     -------           -------        ---------

      TOTAL                          107,934           673,184        1,571,470
                                     =======           =======        =========


37.   NETWORK REVENUE

                                            2000          2001           2002
                                           -------       -------       -------
                                             Rp            Rp             Rp

      Satellite transponder lease          183,255       203,558       190,220
      Leased lines                         156,779       211,371       136,192
                                           -------       -------       -------

      Total                                340,034       414,929       326,412
                                           =======       =======       =======

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

38.   REVENUE-SHARING ARRANGEMENT REVENUES

                                                    2000        2001         2002
                                                   -------     -------     -------
                                                     Rp          Rp           Rp

      Revenue-Sharing Arrangement Revenue-Net      170,133     191,478     177,054
      Amortization of Unearned Revenue             138,232      73,695     103,104
                                                   -------     -------     -------

      TOTAL                                        308,365     265,173     280,158
                                                   =======     =======     =======


39.   OPERATING EXPENSES -- PERSONNEL

                                                           2000          2001          2002
                                                        ---------     ---------    ---------
                                                           Rp            Rp            Rp

      Salaries and related benefit                        703,568       882,620    1,212,720
      Vacation pay, incentives and other benefit          297,606       364,707    1,086,106
      Early retirement benefits                                 -       140,789      906,684
      Net periodic postretirement benefit cost            165,103       187,752      367,302
      Employee income tax                                 196,565       132,855      215,251
      Net periodic pension cost                            72,643        86,233      205,124
      Housing                                              75,387        95,733      105,446
      Medical                                              57,727        81,698        7,447
      Others                                               41,597        56,425       17,984
                                                        ---------     ---------    ---------

      Total                                             1,610,196     2,028,812    4,124,064
                                                        =========     =========    =========

40.   OPERATING EXPENSES - OPERATION, MAINTENANCE AND TELECOMMUNICATION SERVICES

                                                  2000         2001         2002
                                              ---------    ---------      ---------
                                                   Rp           Rp           Rp

      Operation and maintenance                 575,647      891,435      1,018,174
      Radio frequency usage charges              16,711      101,305        298,076
      Electricity, gas and water                116,484      157,068        241,740
      Cost of phone cards                        47,076      173,412        198,192
      Concession fees                            78,482       63,561        167,816
      Insurance                                  98,604       67,783        156,184
      Leased lines                               34,656       82,880        115,805
      Motor vehicles                             15,694       38,235         88,332
      Travel                                     11,029       15,700         19,768
      Telephone kiosks' commissions             372,258      520,947              -
      Others                                     19,094       37,595        128,089
                                              ---------    ---------      ---------

      Total                                   1,385,735    2,149,921      2,432,176
                                              =========    =========      =========


      Based on the Director's Decree No KD.01/HK.220/OPSAR -- 33/2002 dated January 16, 2002, the rates for phone kiosks 70% of the normal tariff rate. Telephone kiosk's commissions were no longer collected in 2002.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

41.   OPERATING EXPENSES - GENERAL AND ADMINISTRATIVE

                                                   2000        2001        2002
                                                ---------   ---------   ---------
                                                    Rp          Rp          Rp
Provision for doubtful accounts and inventory
    obsolescence                                  348,421     342,900     512,399
Professional fees                                  43,409     325,268     256,109
Collection expenses                               131,449     181,925     232,206
Training, education and recruitment               114,723     147,312     153,984
Travel                                             65,913      92,828     119,530
Security and screening                             35,154      48,792      85,209
Printing and stationery                            32,150      37,589      47,396
Social contribution                                     -           -      33,867
Meetings                                           17,711      26,498      33,346
General expense                                         -           -      28,871
Research and development                           33,110      39,523       8,995
Deferred stock issuance amortization               22,402           -           -
Others                                             27,241      45,112      45,877
                                                ---------   ---------   ---------

Total                                             871,683   1,287,747   1,557,789
                                                =========   =========   =========

      The provision for doubtful accounts included the provision for the MTR and share in distributable KSO revenues receivable from the KSO Unit III amounting to Rp14,322 million, Rp155,508 million, and Rp341,846 million in 2000, 2001, and 2002, respectively.


42.   INCOME TAX

      Tax expense of the Company and its subsidiaries consists of the following:

                                             2000             2001           2002
                                           ---------        ---------     ---------
                                              Rp               Rp             Rp

      Current tax                          1,228,199        2,174,401     2,838,573
      Deferred tax expense/(benefit)         238,068        (103,747)      (92,716)
                                           ---------        ---------     ---------

      Total                                1,466,267        2,070,654     2,745,857
                                           =========        =========     =========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

42.   INCOME TAX (continued)

      A reconciliation between income before tax from the consolidated statements of income and taxable income is as follows:


                                                                2000             2001             2002
                                                            -------------    -------------    -------------
                                                                 Rp               Rp               Rp

Pre-tax income                                                 4,789,200        6,687,289       12,342,574
Minority interest                                               (880,919)      (1,359,109)      (2,586,468)
Preacquisition loss of subsidiaries                                    -          108,080         (142,817)
                                                            -------------    -------------    -------------

                                                               3,908,281        5,436,260        9,613,289
                                                            -------------    -------------    -------------

Temporary differences:
    Provision for doubtful accounts                              217,294          226,514          303,495
    Depreciation of property, plant, and equipments             (349,114)         165,239          214,782
    Provision for early retirement benefits                            -          140,000          574,884
    Provision for inventory obsolescence                          61,666           74,059           33,477
    Timing difference of KSO Units                                14,605           10,694           13,936
    Amortization of landrights                                      (894)           5,839           (1,524)
    Equity in net income of associate companies                 (356,575)        (147,633)         432,191
    Net periodic pension costs                                  (155,839)         (46,852)          24,673
    Accounts receivable written off                                    -          (44,423)         (94,234)
    Gain on sale of property, plant, and equipments             (218,708)         (21,759)          (9,846)
    Gain on sale of Ratelindo shares                                   -                -          (11,695)
    Decline in value of investments                               18,856          (12,376)               -
    Amortization of deferred stock issuance costs                 14,428           (5,981)          (4,486)
    Inventory written off                                         (3,992)          (3,013)         (11,545)
                                                            -------------    -------------    -------------

    Total                                                       (758,273)         340,308        1,464,108
                                                            -------------    -------------    -------------

Non-deductible expenses (nontaxable income):
    Net periodic post-retirement benefit costs                   165,103          186,316          197,428
    Amortization of intangible assets and deferred interests           -           94,870          292,162
    Depreciation of property, plant, and equipments
      under revenue-sharing arrangements                          97,381           80,838           72,322
    Reversal of unrealized share in Telkomsel's net income             -           79,899                -
    Repairs and maintenance on leased land/buildings              28,426           60,092           23,587
    Employee benefit                                              32,048           42,781           48,643
    Non-deductible expenses of KSO Units                          17,256           27,428             (738)
    Share in net income of subsidiaries                                -       (1,159,771)      (2,510,905)
    Interest income                                             (631,646)        (494,332)        (359,049)
    Income from land/buildings rental                            (58,211)        (116,831)         (78,686)
    Amortization of unearned income on
      revenue-sharing arrangements                              (138,232)         (73,695)        (102,823)
    Tax penalty                                                   16,703                -          143,629
    Adjustment of share in net income of Telkomsel
      as a result of restatement                                (470,992)        (241,725)               -
    Gain on sale of Telkomsel's shares                                 -                -       (3,166,086)
    Others                                                        28,139           31,765           54,004
                                                            -------------    -------------    -------------
    Total                                                       (913,989)      (1,482,365)      (5,386,512)
                                                            -------------    -------------    -------------

Total taxable income of the Company                            2,236,019        4,294,203        5,690,885
                                                            =============    =============    =============

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

42.   INCOME TAX (continued)

      The details of current taxes payable are as follows:


                                                                 2000             2001              2002
                                                            ---------------  ----------------  ----------------
                                                                  Rp               Rp                Rp

Current tax expense of the Company                                 670,796         1,288,243         1,707,248
                                                            ---------------  ----------------  ----------------

Tax payable on cross ownership transactions
     Sale of Satelindo                                                   -           627,678                 -
     Sale of Lintasarta                                                  -           119,586                 -
                                                            ---------------  ----------------  ----------------
     Total                                                               -           747,264                 -
                                                            ---------------  ----------------  ----------------

Total                                                              670,796         2,035,507         1,707,248
                                                            ---------------  ----------------  ----------------

Less prepaid taxes
Income tax
     Article 22                                                         25                45                 -
     Article 23                                                     14,283            40,245           122,736
     Article 25                                                    541,074           900,148           917,983
                                                            ---------------  ----------------  ----------------
Total                                                              555,382           940,438         1,040,719
                                                            ---------------  ----------------  ----------------

Current tax payable of the Company                                 115,414         1,095,069           666,529
Subsidiaries                                                       358,776           357,397           222,208
                                                            ---------------  ----------------  ----------------

Total                                                              474,190         1,452,466           888,737
                                                            ===============  ================  ================


      Current tax expense in the consolidated statements of income is as follows:



                                                                2000              2001               2002
                                                           ----------------  ----------------   ---------------
                                                                 Rp                Rp                 Rp

Company                                                            670,796         1,288,243         1,707,248
Subsidiaries                                                       557,403           886,158         1,131,325
                                                           ----------------  ----------------   ---------------

Total                                                            1,228,199         2,174,401         2,838,573
                                                           ================  ================   ===============


      The taxable income and current tax payable of the Company for 2001 and 2002 are in accordance with the corporate tax returns filed with the Tax Service Office.

      In 2002, the Company received a Tax Underpayment Assessment Letter
      (SKPKB) from the Tax Service Office for its corporate income tax for fiscal years 2000 and 2001 amounting to Rp34,489 and 19,568, respectively. The additional tax due was settled in December 2002 and the difference between the recorded amount of tax liabilities/prepayments and the amount assessed by the Tax Service Office was charged to current operations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


42.   INCOME TAX (continued)

      b.   Deferred Tax

           The details of the Company and subsidiaries' deferred tax assets and liabilities are as follows:

                                            December 31,    Movements     December 31,    Movements     December 31,
                                                2001       for the year      2001        for the year       2002
                                            ------------   ------------   ------------   ------------   ------------
                                                 Rp             Rp             Rp             Rp             Rp
The Company
Deferred tax assets:
     Allowance for doubtful accounts            167,539         56,726        224,265         47,092        271,357
     Allowance for inventory
        obsolescence                             33,173         22,423         55,596        (43,901)        11,695
     Provision for early retirement
        benefits                                      -         42,000         42,000        172,465        214,465
     Decline in value of investments             32,657         (3,713)        28,944        (28,944)             -
     Deferred stock issuance costs                7,176         (1,794)         5,382         (1,345)         4,037
     Landrights                                  (1,133)         1,752            619         28,368         28,987
                                            ------------   ------------   ------------   ------------   ------------
     Total deferred tax assets                  239,412        117,394        356,806        173,735        530,541
                                            ------------   ------------   ------------   ------------   ------------

Deferred tax liabilities:
     Depreciation of property, plant
        and equipment                        (1,562,173)        43,044     (1,519,129)        68,345     (1,450,784)
     Long-term investments                     (414,204)       (82,183)      (496,387)       529,036         32,650
     Net periodic pension costs                 (30,250)       (14,056)       (44,306)        44,306              -
                                            ------------   ------------   ------------   ------------   ------------
     Total deferred tax liabilities          (2,006,627)       (53,195)    (2,059,822)       641,687     (1,418,134)
                                            ------------   ------------   ------------   ------------   ------------

Net deferred tax liabilities - Company       (1,767,215)        64,199     (1,703,016)       815,422       (887,593)
                                            ============   ============   ============   ============   ============

Subsidiaries
Deferred tax assets:
     Loss carryovers                                                           96,812                        16,254
     Allowance for doubtful accounts
        and inventory obsolescence                                             25,199                        54,673
     Provision for early retirement benefit                                         -                         2,292
     Interest on obligations under
        capital lease                                                             106                          (308)
                                                                          ------------                  ------------
     Total deferred tax assets                                                122,117                        72,911
                                                                          ------------                  ------------

Deferred tax liabilities:
     Depreciation of property, plant
        and equipment                                                        (175,241)                     (675,803)
     Amortization of prepaid expenses                                          (7,315)                      (21,618)
     Amortization of unearned initial
        investor payments                                                      (3,778)                       (2,833)
     Rental expense                                                              (274)                            -
     Net periodic pension costs                                                  (232)                       (2,194)
     Capital leases                                                               (20)                       (4,079)
                                                                          ------------                  ------------
     Total deferred tax liabilities                                          (186,860)                     (706,527)
                                                                          ------------                  ------------

Net deferred tax liabilities - subsidiaries                                   (64,743)                     (633,616)
                                                                          ------------                  ------------

Total                                                                      (1,767,759)                   (1,521,209)
                                                                          ============                  ============

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------



42.   INCOME TAX (continued)

      b.   Deferred Tax (continued)

           A reconciliation between the total tax expense and the amounts computed by applying the effective tax rates to income before tax is as follows:

                                                                 2000           2001           2002
                                                             ------------   ------------   ------------
                                                                  Rp             Rp             Rp
Income before tax per consolidated statements
     of income                                                 4,789,200      6,687,289     12,342,574
Minority interest in subsidiaries' income before tax            (880,919)    (1,359,109)    (2,586,468)
Preacquisition loss of subsidiaries                                    -        108,080       (142,817)
                                                             ------------   ------------   ------------

Income before tax of the Company                               3,908,281      5,436,260      9,613,289
                                                             ------------   ------------   ------------
Tax expense at effective tax rates:
     10% x Rp 25 million in 2000 and 2001, and
        Rp 50 million in 2002                                          3              5              5
     15% x Rp 25 million in 2000 and 2001, and
        Rp 50 million in 2002                                          4              8              8
     30% x Rp 3,175,374 million in 2000,
                Rp 3,908,231 million in 2001 and
                Rp 9,613,189 million in 2002                   1,172,469      1,630,848      2,883,957
                                                             ------------   ------------   ------------
     Total                                                     1,172,476      1,630,861      2,883,970
                                                             ------------   ------------   ------------

Tax effect of non-taxable income (nondeductible expenses):


     Net periodic post-retirement benefit cost                    49,531         55,895         59,228
     Amortization of intangible assets                                 -         28,461         87,649
     Depreciation of property, plant and equipments
        under Revenue-Sharing Arrangements                        29,215         24,251         21,697
     Amortization of deferred interest                                 -         23,970         22,474
     Repairs and maintenance on leased
        land/buildings                                             8,539         18,028          7,076
     Employee benefits                                             9,614         12,834         14,593
     Nondeductible expenses of KSO Units                           5,177          8,228           (222)
     Share in net income of subsidiaries                               -       (347,931)      (753,272)
     Interest income                                            (189,494)      (148,300)      (107,715)
     Income from land/building rental                            (17,463)       (35,049)       (23,606)
     Amortization of unearned income under
         Revenue-Sharing Arrangements                            (41,470)       (22,109)       (30,847)
     Tax penalty                                                   5,011              -         43,089
     Reversal of unrealized Telkomsel's net income                     -              -        (57,792)
     Adjustment of share in net income of
        Telkomsel as a result of restatement                    (141,298)       (72,518)             -
     Gain on sale of Telkomsel's share                                 -              -       (949,826)
     Others                                                        8,441          9,529         51,519
                                                             ------------   ------------   ------------
     Total                                                      (274,197)      (444,711)    (1,615,955)
                                                             ------------   ------------   ------------
Tax expense of the Company                                       898,279      1,186,150      1,268,015
Tax expense of the Subsidiaries                                  567,988        884,504      1,477,842
                                                             ------------   ------------   ------------

Total Tax Expense                                              1,466,267      2,070,654      2,745,857
                                                             ============   ============   ============

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------



43.   BASIC EARNINGS PER SHARE

      Net income per share is computed by dividing net income by the average number of shares outstanding during the year, totaling 10,079,999,640 shares in 2000, 2001 and 2002.

      The Company does not have potentially dilutive ordinary shares.


44.   CASH DIVIDENDS AND GENERAL RESERVE

      - Pursuant to the Annual Shareholders' General Meeting as stated in Notarial Deed No. 6 dated April 7, 2000 of Notary A. Partomuan Pohan, S.H., LL.M., the stockholders approved cash dividends for 1999 amounting to Rp1,086,161 million or Rp107.76 per share, and appropriated Rp21,723 million for general reserves.

      - Pursuant to the Annual Shareholders' General Meeting as stated in Notarial Deed No. 17 dated May 10, 2001 of Notary A. Partomuan Pohan, S.H., LL.M., the stockholders approved cash dividends for 2000 amounting to Rp888,654 million or Rp88.16 per share, and appropriated Rp126,950 million for general reserves.

      - Pursuant to the Annual Shareholders' General Meeting as stated in Notarial Deed No. 16 dated June 21, 2002 of Notary A. Partomuan Pohan, S.H., LL.M., the stockholders approved cash dividends for 2001 amounting to Rp2,125,055 million or Rp210.82 per share, and appropriated Rp425,011 million for general reserves.


45.   PENSION PLAN

      a.   The Company

           The Company provides a defined benefit pension plan for its employees under which pension benefits to be paid are based on the employee's latest basic salary and number of years of service. The plan is managed by Dana Pensiun Telkom, whose deed of establishment was approved by the Minister of Finance of the Republic of Indonesia in his decision letter No. S.199/MK.11/1984 dated April 23, 1984.

           The Pension Fund's main sources of funds are the contributions from the employees and the Company. The employees' contribution is 8.4% of basic salary. Any remaining amount required to fund the plan is contributed by the Company.

           To increase the pension benefits, the Company has increased the basic salaries of active employees by 50% effective August 1, 2000.

           The Company doubled pension benefits for employees above 56 years of age, deceased employees or employees with physical defects. The increase applies to employees still in active service on July 1, 2002. The Company also increased pension benefit of employees who retired prior to August 1, 2000 by 50% effective January 1, 2003

           Pursuant to the Annual Shareholders' General Meeting and the Board of Commissioners meeting, the stockholders and Board of Commissioners approved a 15% increase in the pension benefit for pensioners and an increase in the basic salary of active employees effective January 1, 1999.

           The Company's contributions to the pension fund amounted to Rp228,482 million, Rp129,252 million and Rp327,786 million for the years ended 2000, 2001 and 2002, respectively. The pension contribution of KSO Units during 2002 amounted to Rp30,434 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




45.   PENSION PLAN (continued)

      a.   The Company (continued)

           The composition of the net periodic pension cost charged to income for the Company's plan (excluding those of KSO Units) is as follows:

                                                                      2000              2001             2002
                                                                  ------------      ------------     ------------
                                                                       Rp                Rp               Rp
           Return on plan assets                                     (279,302)         (266,324)        (343,121)
           Interest cost                                              216,869           277,077          418,044
           Amortization and deferral - net                             90,068            17,624          132,928
           Increase in amortization of prior service cost              23,806            23,806           88,786
           Service cost (benefits earned during the year)              21,202            30,216           58,941
                                                                  ------------      ------------     ------------
           Net periodic pension cost                                   72,643            82,399          355,578
                                                                  ============      ============     ============

           The pension cost attributable to the KSO Units amounted to Rp18,241 million, Rp29,413 million and Rp31,927 million in 2000, 2001 and 2002, respectively.

           The funded status of the plan as of December 31, 2000, 2001 and 2002 is as follows:

                                                                      2000              2001             2002
                                                                  ------------      ------------     ------------
                                                                       Rp                Rp               Rp
           Projected benefit obligation                            (2,209,592)       (2,289,134)      (4,248,110)

           Plan assets at fair value                                2,091,721         2,571,714        3,099,648
                                                                  ------------      ------------     ------------
           Projected benefit obligation (in excess of)
                less than plan assets                                (117,871)          282,580       (1,148,462)
                                                                  ------------      ------------     ------------
           Unamortized net amount resulting from changes
                in plan experience and actuarial assumptions         (363,314)         (632,536)        (820,394)
           Unamortized prior service cost                             284,838           224,383        1,812,198
           Unrecognized net obligation at the date of initial
                application of PSAK No. 24                            234,792           206,158          177,525
                                                                  ------------      ------------     ------------

           Prepaid (accrued) pension cost                              38,445            80,585           20,867
                                                                  ============      ============     ============

           Plan assets consist mainly of Rupiah time deposits.

           The unrecognized net obligation at the date of initial application of PSAK No. 24 is amortized over the remaining average future working lives of active employees. This was 17.2 years, starting from January 1, 1992.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




45.   PENSION PLAN (continued)

      a.   The Company (continued)

           The actuarial valuations for the pension plan as of December 31, 2000, 2001 and 2002 were prepared by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the projected-unit-credit method with the following assumptions:

                                                               2000             2001            2002
                                                             ---------        ---------       ---------
                                                                 %                %               %
Discount rate                                                   13               13               13
Expected long-term rate of return on
     Pension Fund assets                                        13               13               13
Salary growth rate                                               6                6                6
Defined benefits growth rate                                     -                -                -

      b.   Telkomsel

           Telkomsel provides a defined benefit pension plan to its employees under which pension benefits to be paid are based on the employee's latest basic salary and number of years of service. The plan is managed by PT Asuransi Jiwasraya, a state-owned life insurance company. The employees contribute 5% of their basic salaries to the plan and Telkomsel contributes any remaining amount required to fund the plan.

           Telkomsel's contributions to the pension fund amounted to Rp2,189 million, Rp3,080 million, and Rp5,163 million for the years ended 2000, 2001, and 2002, respectively.

           The composition of the net periodic pension cost is as follows:

                                                                       2000              2001            2002
                                                                     ---------         ---------       ---------
                                                                        Rp                Rp              Rp
Service cost                                                            1,418             2,247           4,188
Net amortization and deferral                                          (1,410)             (943)         (2,070)
                                                                     ---------         ---------       ---------

Net periodic pension cost                                                   8             1,304           2,118
                                                                     =========         =========       =========

           PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, prepared the actuarial valuations for 2000, 2001 and 2002, using the "Projected-Unit-Credit" method with the following assumptions:

Discount rate                                                                12%
Salary growth rate                                                           10%
Expected long term return on assets                                          12%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




45.   PENSION PLAN (continued)

      b.   Telkomsel (continued)

           The funding status of the plan as of December 31, 2000, 2001 and 2002 is as follows:

                                                                      2000              2001            2002
                                                                  ------------      ------------     ------------
                                                                       Rp                Rp              Rp
           Vested benefits                                                976             1,651            3,226
                                                                  ============      ============     ============

           Accumulated benefit obligation                               4,798             6,153            8,072
                                                                  ============      ============     ============

           Projected benefit obligation                                11,008            15,001           20,927
           Plan assets at fair value                                   18,526            19,546           27,919
                                                                  ------------      ------------     ------------

           Excess of plan assets over projected
                benefit obligation                                      7,518             4,545            6,992
           Unrecognized past service cost                               3,272             3,207            3,135
           Unrecognized experience adjustment                          (8,296)           (3,482)          (2,813)
                                                                  ------------      ------------     ------------

           Prepaid pension cost                                         2,494             4,270            7,314
                                                                  ============      ============     ============


           The unrecognized net obligation at the date of initial application of PSAK No. 24 is being amortized over the estimated average remaining service period of active employees of 18.87 years as of June 1, 1999.

      c.   Infomedia

           Infomedia provides a defined benefit pension plan to its employees. The Company's contributions to the pension fund amounted to Rp246 million, and Rp274 million for the years ended 2001, and 2002, respectively.

           Pension benefit cost is calculated based on the actuarial valuations from PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide dated September 5, 2002 using the "Projected-Unit-Credit" method with the following assumptions:

Discount rate                                                                                   10%
Salary growth rate                                                                               5%
Mortality rate                                                                     Mortality rate in Indonesia
Retirement age                                                                                55 years

           Plan assets of pension fund were maintained by Dana Pensiun Infomedia Nusantara. As of December 31, 2002, the funded status of the plan was as follows:

Fair Value of plan assets                                                 3,212
Projected benefit obligations                                            (2,364)
                                                                       ---------
Projected benefit obligation less than plan assets                          848
                                                                       =========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




45.   PENSION PLAN (continued)

      d.   Pramindo

           Before acquisition, Pramindo participated in a defined benefit multi-employers pension scheme ("the scheme") that covers substantially all Indonesian employees of Pramindo. The scheme provides for benefits to be paid to eligible employees at retirement based primarily upon the number of years with Pramindo and average remuneration during the last three years before retirement. The scheme is funded through contributions made by the related employees (3.2% of basic salary) and Pramindo to Dana Pensiun Astra ("the Fund").

           The establishment of the fund was approved by the Ministry of Finance No. KEP-038/KM.17/1996 of February 6, 1996 and published in Supplement No. 19 to State Gazette No. 26 of March 5, 1996.

           Contributions charged to operating expenses in 2001 and 2002 amounted to Rp576 million and Rp232 million, respectively.

           After the closing date of acquisition, all Pramindo's employees were terminated and replaced by the Company's employees seconded to Pramindo before August 15,2002. All the Company's seconded employees are participants in the Company's Pension Fund Program.

           Pramindo did not apply the accounting policy regarding provision for settlement of employee termination and severance payment, gratuity, and indemnity in accordance with the Ministry of Manpower Decree No. Kep-150/Men/2000 dated June 20, 2000, due to Pramindo's employees being registered in the Company's Pension Fund Program. Management believes that the effect of not applying this accounting policy is not significant.


46.   POST-RETIREMENT BENEFITS

      The Company provides a post-retirement health care plan for all of its pensioners who have worked for over 20 years and to their eligible dependents. The requirement of working for over 20 years does not apply to employees who retired prior to June 3, 1995. However, the employees hired by the Company starting from November 1, 1995 will no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom ("YKPT").

      The Company accounts for the cost of the benefits over the working lives of its employees based on actuarial computations similar to those provided by Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other than Pensions" ("SFAS 106"), of U.S. GAAP. The transition obligation at the date of initial application was Rp524,250 million and is being amortized over 20 years beginning on January 1, 1995.

      The Company's contributions to YKPT amounted to Rp82,853 million, Rp40,257 million and Rp55,000 million in 2000, 2001 and 2002, respectively.

      The composition of the net periodic post-retirement benefit cost (excluding those of KSO Units) is as follows:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




46.   POST-RETIREMENT BENEFITS (continued)


                                                                      2000              2001             2002
                                                                  ------------      ------------     ------------
                                                                       Rp                Rp               Rp
      Return on plan assets                                           (39,773)          (49,087)         (54,645)
      Service cost                                                     16,082            17,130           18,810
      Interest cost                                                   149,765           176,460          193,734
      Amortization of unrecognized transition obligation               26,213            26,213           26,213
      Amortization of prior service cost                               12,816            15,600           13,316
                                                                  ------------      ------------     ------------
      Net periodic postretirement benefit cost                        165,103           186,316          197,428
                                                                  ============      ============     ============

      Cost of post-retirement benefits attributable to the KSO Units amounted to Rp16,704 million, Rp17,647 million and Rp19,131 million in 2000, 2001 and 2002, respectively.

      The actuarial valuations for the post-retirement benefit plan as of December 31, 2000, 2001 and 2002 were prepared by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the projected-unit-credit" method and the following assumptions:

                                                                      2000              2001             2002
                                                                  ------------      ------------     ------------
                                                                       %                 %                %
      Discount rate                                                   13                13               13
      Expected long-term rate of return of YKPT assets                13                13               13
      Cost trend rate                                                 10                10               10


      The funded status of the plan as of December 31, 2000, 2001 and 2002 is as follows:

                                                                      2000              2001             2002
                                                                  ------------      ------------     ------------
                                                                       Rp               Rp                Rp
      Accumulated postretirement benefit obligation
           Retirees                                                   713,646           728,264          790,331
           Other fully eligible plan participants                     116,807           179,534          194,835
           Other active plan participants                             551,411           607,262          659,016
                                                                  ------------      ------------     ------------
      Total                                                         1,381,864         1,515,060        1,644,182

      Plan assets at fair value                                      (317,694)         (345,148)        (371,395)
                                                                  ------------      ------------     ------------
      Unfunded postretirement benefit obligation                    1,064,170         1,169,912        1,272,787
      Unrecognized prior service cost                                  48,180            43,258           38,336
      Unrecognized transition obligation                             (366,972)         (340,759)        (314,546)
      Unrecognized net loss                                          (373,775)         (354,750)        (336,511)
                                                                  ------------      ------------     ------------

      Accrued postretirement benefit cost                             371,603           517,661          660,066
                                                                  ============      ============     ============

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




46.   POSTRETIREMENT BENEFITS (continued)

      A 1% increase in the cost trend rate would increase service cost and interest cost, and accumulated postretirement benefit obligation as of December 31, 2000, 2001 and 2002 as follows:

                                                                      2000              2001             2002
                                                                  ------------      ------------     ------------
                                                                       Rp                Rp               Rp
Service cost and interest cost                                         222,659          278,646         308,512
Accumulated post-retirement benefit obligation                       1,619,262        1,792,929       1,960,811


      YKPT did not prepare an actuarial calculation of post-retirement benefit for the year ended December 31, 2002.


47.   TRANSACTIONS WITH RELATED PARTIES

      In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. The following transactions with related parties have been conducted under terms and conditions, which the Company believes are the same as if these were conducted with third parties:

      a.   Government of the Republic of Indonesia

           i. The Company obtained "two-step loans" from the Government of the Republic of Indonesia, the Company's majority shareholder.

           ii. The Company and its subsidiaries pay concession fees for telecommunication services provided and radio frequency usage charges to the Ministry of Communication (formerly, Ministry of Tourism, Post and Telecommunication) of the Republic of Indonesia. Concession fees amounted to Rp78,482 million, Rp63,561 million and Rp70,596 million in 2000, 2001 and 2002, respectively. Concession fees reflected 1.2%, 0.7% and 0.6% of total operating expenses in 2000, 2001, and 2002, respectively. Radio frequency usage charges amounted to Rp16,711 million, Rp101,305 million and Rp11,928 million in 2000, 2001 and 2002, respectively. Radio frequency usage charges reflected 0.3%, 1.2%, and 0.1% of total operating expenses in 2000, 2001, and 2002, respectively.

      b.   Commissioners and Directors Remuneration

           i. The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. Total of such benefits amounted to Rp4,851 million, Rp7,189 million, and Rp8,972 million in 2000, 2001 and 2002, respectively, which reflected 0.1%, 0.1%, and 0.1% of total operating expenses in 2000, 2001, and 2002, respectively.

           ii. The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. Total of such benefits amounted to Rp22,650 million, Rp30,329 million, and Rp42,693 million in 2000, 2001 and 2002, respectively, which reflected 0.4%, 0.4%, and 0.4% of total operating expenses in 2000, 2001, and 2002, respectively.

      c.   Indosat

           The Company has an agreement with Indosat, a majority state-owned international telecommunication services company, for the provision of international telecommunication services to the public.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




47.   TRANSACTIONS WITH RELATED PARTIES (continued)

      c.   Indosat (continued)

           The principal matters covered by the agreement are as follows:

           i. The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunication of the Republic of Indonesia. The international telecommunication services include telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/Data Telecommunication (AVD), hotline and teleconferencing.

           ii. The Company and Indosat are responsible for their respective telecommunication facilities.

           iii. Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

           iv. The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the Minister of Tourism, Post and Telecommunication of the Republic of Indonesia.

           The Company has also entered into an interconnection agreement between the Company's PSTN network and Indosat's STBS network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligation.

           Pursuant to the Minister of Communication Decree regarding the transfer of license of Indosat's mobile cellular network operation from Indosat to PT Indosat Multimedia Mobile ("IM3"), the Company agreed to transfer all interconnection rights and obligations to IM3 based on Interconnection Cooperation Agreement, as regulated in the Amendment of Agreement in the side letter No. 656 dated March 18, 2002.

           The Company's compensation relating to leased lines/channel services, such as IBS, AVD and printers is calculated at 15% of Indosat's revenues from such services.

           Indosat also leases circuits from the Company to link Jakarta and Medan.

           The Company has been handling customer billing and collection for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record.

           Telkomsel also entered into an agreement with Indosat for the provision of international telecommunication services to GSM mobile cellular customers. The principal matters covered by the agreement are as follows:

           i. Telkomsel's GSM mobile cellular telecommunication network is connected with Indosat's international gateway exchanges to make outgoing or receive incoming international calls through Indosat's international gateway exchanges.

           ii. Telkomsel receives as compensation for the interconnection, a specific percentage of Indosat's revenues from the related services made through Indosat's international gateway exchanges.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




47.   TRANSACTIONS WITH RELATED PARTIES (continued)

      c.   Indosat (continued)

           iii. Billings for international calls made by customers of GSM mobile cellular telecommunication are handled by Telkomsel. Telkomsel is obliged to pay Indosat's share of revenue although billings to customers have not been collected.

           iv. The agreement dated March 29, 1996, was initially valid for one year, but extendable for one-year periods as agreed by both parties. The latest extension expired on February 28, 2003. Telkomsel is still under negotiating. In the interim, interconnection revenue was charged based upon the previous agreement.

           The Company and its subsidiaries earned net interconnection revenues from Indosat Rp93,175 million, Rp54,024 million and Rp158,100 million in 2000, 2001 and 2002, respectively, reflecting 0.8%, 0,3%, and 0.7% of total operating revenues in 2000, 2001, 2002, respectively.

           Telkomsel also has an agreement for the usage of Indosat's telecommunication facilities. The agreement, which was made in 1997, is valid for eleven years, and subject to change based on an annual review and agreement by both parties. The charges for the usage of the facilities amounted to Rp11,821 million, Rp13,372 million and Rp12,703 million in 2000, 2001 and 2002, respectively, reflecting 0.2%, 0.2%, and 0.1% of total operating expenses in 2000, 2001, and 2002, respectively.

           Other agreement between Telkomsel and Indosat are as follows :

           i. Development and maintenance for Jakarta-Surabaya cable system agreement ("J -- S Cable System").

                Telkomsel, Lintasarta, Satelindo and Indosat ("the parties") entered into Development and Maintenance for Cable System Agreement. The parties formed a management committee consisting of a chief and a representative of respective part, to direct the development of cable system which was completed in 1998. Based on the agreement, Telkomsel shares 19.325% of total development cost. Telkomsel shares the total cost of operation and maintenance based on the agreed formula.

                The cost of operation and maintenance shared amounted to Rp956 millions and Rp1,359 millions for the year 2002 and 2001, respectively.

           ii.  Indefeasible Right of Use Agreement
                On September 21, 2000, Telkomsel entered into agreement with Indosat with respect to the use of SEA -- ME -- WE 3 and tail link in Jakarta and Medan. Based on the agreement, Telkomsel granted an irrevocable right to use a certain capacity of the network commencing from September 21, 2000 to 2015 by prepaying a compensation amounting to US$2,727,273. Beside the aforementioned prepayment, Telkomsel is also charged annual operation and maintenance cost amounting to US$136,364.

           iii. Indosat, on behalf of IM3, on 1 November 2001 entered into interconnection agreement with Telkomsel agreeing to the following:

                - Telkomsel's GSM cellular mobile network transferred to IM 3's network, that enable Telkomsel's customer to make or receive a call from or to IM 3's customers.

                - Supply and installation of interconnection tools needed is Telkomsel's responsibility.

                - The agreement is effective upon the signing date and extendable for a period agreed by both parties.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




47.   TRANSACTIONS WITH RELATED PARTIES (continued)

      c.   Indosat (continued)

                Based on the amendment upon the above agreement, since December 14, 2001, Telkomsel's customers are able to send and receive short message services from IM3's customers.

                The Company and its subsidiaries incurred net interconnection costs from IM3 of Rp421 million in 2002 and earned net interconnection revenue from IM3 of Rp157 million in 2001.

      d.   Satelindo

           The Company has an agreement with Satelindo, an Indosat subsidiary, whereby both parties agreed, among other matters, on the following:

           i. Interconnection of the Company's PSTN with Satelindo's international gateway exchange, enabling the Company's customers to make outgoing or receive incoming international calls through Satelindo's international gateway exchange.

           ii. Billings for the international telecommunication services used by domestic customers through Satelindo's international gateway exchange will be handled by the Company.

           The Company also has an agreement with Satelindo for the interconnection of Satelindo's GSM mobile cellular telecommunication network with the Company's PSTN, enabling the Company's customers to make outgoing calls to or receive incoming calls from Satelindo's customers.

           Interconnection revenues earned from Satelindo were Rp227,253 million, Rp293,726 million and Rp459,306 million in 2000, 2001 and 2002, respectively, reflecting 1.9%, 1.8%, and 1.1% of total operating income for 2000, 2001, and 2002, respectively.

           The Company leases international circuits from Satelindo. Payments made in relation to the lease expense amounted to Rp19,611 million, Rp28,111 million and Rp32,222 million in 2000, 2001 and 2002, respectively, which reflecting 0.3%, 0.3%, and 0.3% of total operating expenses for 2000, 2001, and 2002, respectively.

           Based on an agreement entered into among the Company, PT Bimagraha Telekomindo and Indosat in 1993, at the time of Satelindo's establishment, the Company agreed to transfer to Satelindo, its so-called B2P, B2R and B4 Palapa satellites and other assets relating to the Company's satellite control station located in Jakarta. These transfers are to be covered in a separate agreement between Satelindo and the Company. The separate agreement regarding the transfers of these satellites and other assets has not been made. However, the useful life of the B2P and B2R Palapa satellite had expired. In November 2000, the Company entered into an agreement with a third party, in which the Company agreed to sell the expired B2R Satellite, or to lease the satellite to such third party if the sale is not consummated.

           In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo, an associated company. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp43,023 million to the Company for the thirty-year right. Satelindo paid Rp17,214 million in 1995 and the remaining Rp25,809 million has not been paid because the Utilization Right ("Hak Pengelolaan Lahan") on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution by accounting for the above payment as lease expense up to 2006. In 2001, Satelindo paid the remaining amount as lease expense up to 2024.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




47.   TRANSACTIONS WITH RELATED PARTIES (continued)

      e. The Company provides telecommunication services to Government agencies.

      f. The Company has entered into agreements with Government agencies and associated companies, Lintasarta, CSM and Patrakomindo, for utilization of the Company's Palapa B4 and Telkom 1 satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp86,305 million, Rp89,469 million and Rp44,108 million in 2000, 2001 and 2002, respectively, which reflecting 0.7%, 0.6%, and 0.2% of total operating revenues in 2000, 2001, and 2002, respectively.

      g. The Company provides leased lines to associated companies and Indosat's subsidiaries - CSM, Lintasarta, Satelindo, Komselindo, Excelcomindo Pratama, Mobisel, Metrosel and PSN. The leased lines can be used by the associated companies permanently or temporarily for telephone, telegraph, data, telex, facsimile or other telecommunication services.

           Revenue earned from these transactions amounted to Rp17,454 million, Rp19,764 million and Rp199,674 million in 2000, 2001 and 2002, respectively, reflecting 0.1%, 0.1%, and 0.9% of total operating revenues in 2000, 2001, and 2002.

      h. The Company provides a data communication network system for Lintasarta - an Indosat subsidiary and operates a telemetry tracking and command station for PSN - an associated company. Revenues earned by the Company from these transactions amounted to Rp16,384 million, Rp27,963 million and Rp nil in 2000, 2001 and 2002, respectively, reflecting 0.1%, 0.2%, and 0% of total operating revenues in 2000, 2001, and 2002.

      i. The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia ("PT Inti"), Lembaga Elektronika Nasional, PT Adhi Karya, PT Pembangunan Perumahan, PT Nindya Karya, PT Boma Bisma Indra, PT Wijaya Karya, PT Waskita Karya which are all state-owned companies, PT Gratika which is an associated company of Dana Pensiun Telkom, Telekomindo and PT Bangtelindo which are associated companies and Koperasi Pegawai Telekomunikasi, a related party cooperative. Purchases made from these related parties amounted to Rp104,669 million, Rp100,459 million and Rp164,651 million in 2000, 2001 and 2002, respectively, reflecting 1.6%, 1.2%, and 1.4% of total operating expenses in 2000, 2001, and 2002, respectively.

      j. Inti is also a major contractor and supplier providing equipment, including construction and installation services for Telkomsel. Total purchases from Inti in 2000, 2001 and 2002 amounted to Rp405,351 million, Rp663,587 million and Rp34,717 million, respectively, reflecting 6.3%, 7.8%, and 0.3% of total operating expenses in 2000, 2001, and 2002, respectively.

      k. The Company and its subsidiary carry insurance (on their property, plant and equipment against property losses and on employees' social security) obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums amounted to Rp109,821 million, Rp83,945 million and Rp110,477 million in 2000, 2001 and 2002, respectively, reflecting 1.7%, 1%, and 0.9% of total operating expenses in 2000, 2001, and 2002, respectively.

      l. The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. As of December 31, 2001, the Company also has an investment in mutual funds managed by Danareksa, a state-owned company. Total placement in the form of current accounts and time deposits in state-owned banks amounted to Rp6, 097, 618 million as of December 31, 2001 and 2002, respectively, reflecting 11.5% and 14.4% of total assets as of December 31, 2001 and 2002, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




47.   TRANSACTIONS WITH RELATED PARTIES (continued)

      m. The Company has revenue-sharing arrangements with Telekomindo, an associated company. Revenues earned under these arrangements amounted to Rp5,382 million, Rp6,007 million and Rp10,157 million in 2000, 2001 and 2002, respectively, reflecting 0.1%, 0.1%, and 0.1% of total operating revenues in 2000, 2001, and 2002, respectively.

      n. The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom -- a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp35,103 million, Rp18,680 million and Rp15,938 million in 2000, 2001 and 2002, respectively, reflecting 0.5%, 0.2%, and 0.1% of total operating expenses in 2000, 2001, and 2002, respectively.

      o. The Company purchased encoded phone cards from Perusahaan Umum Percetakan Uang Republik Indonesia, a state-owned company. Expenses arising from this transaction amounted to Rp2,195 million, Rp1,781 million and Rp1,377 million in 2000, 2001 and 2002, respectively, reflecting 0.1%, 0.1%, and 0.1% of total operating expenses for 2000, 2001, and 2002, respectively.

      p. In 1991, the Company granted loans to Koperasi Telekomunikasi ("Koptel") amounting to Rp1,000 million to support Koptel's activities in providing housing loans to the Company's employees. The balance of the loans amounted to Rp200 million as of December 31, 2001 and Rp100 million as of December 2002, which is immaterial to the Company's total assets as of December 31, 2001 and 2002.

      q. The Company and its subsidiaries earned interconnection revenues from Komselindo, Excelcomindo Pratama, Metrosel, Mobisel, Ratelindo, BBT, PSN and Patrakomindo, which are associated companies, totaling Rp671,612 million, Rp345,284 million and Rp213,092 million in 2000, 2001 and 2002, respectively, reflecting 5.5%, 2.1%, and 1% of total operating revenues in 2000, 2001, and 2002, respectively.

      r. In addition to revenues earned under the KSO Agreement (see Note 49), the Company also earned income from building rental, repairs and maintenance services, and training services provided to the KSO Units, amounting to Rp95,227 million, Rp114,200 million and Rp47,235 million in 2000, 2001 and 2002, respectively, reflecting 0.8%, 0.7%, and 0.2% of total operating revenues in 2000, 2001, and 2002.

      s. The Company provides a defined benefit pension plan and a postretirement health care plan for its pensioners through Dana Pensiun Telkom and YKPT (see Notes 45 and 46).

      The Company has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provides certain of its related parties with the right to use its buildings free of charge.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




47.   TRANSACTIONS WITH RELATED PARTIES (continued)

      Presented below are balances of accounts with related parties:

      a.   Cash and cash equivalents (see Note 6)
      b.   Temporary investments (see Note 7).
      c.   Trade receivables (see Note 8).

                                                                       2001             2002
                                                                    -----------     ------------
                                                                        Rp               Rp
      d.    Other accounts receivable

            KSO Units                                                  108,128           63,356
            State-owned banks (interest)                                 9,860           12,523
            Employees                                                   21,186            4,463
            Government agencies                                              -            4,122
            Others                                                       3,331           58,411
                                                                    -----------     ------------
            Total                                                      142,505          142,875
                                                                    ===========     ============

      e.    Advances and other non-current assets

            PT Multisaka Mitra                                          17,442           25,000
            PT Industri Telekomunikasi Indonesia                         6,325                -

            PT Bangtelindo                                                 231                -
                                                                    -----------     ------------
            Total                                                       23,998           25,000
                                                                    ===========     ============

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


47.   TRANSACTIONS WITH RELATED PARTIES (continued)

                                                                                            2001             2002
                                                                                        ------------   --------------
                                                                                             Rp               Rp
      f.    Trade accounts payable

            Government agencies                                                             150,142          350,605
            KSO Units                                                                        73,572          251,644
            Indosat                                                                          37,817          147,259
            Excelcomindo                                                                    104,599          103,428
            Satelindo                                                                       118,173           73,378
            Koperasi Pegawai Telkom                                                           1,353           14,977
            PT Quantum                                                                            -            8,715
            Mitra PBH                                                                             -            6,531
            PSN                                                                                   -            5,183
            STB Garuda                                                                            -            4,675
            Inti                                                                            208,629            1,420
            Perusahaan Listrik Negara                                                             -              847
            PT Sandhy Putra Makmur                                                              441              498
            Telekomindo                                                                         288                -
            Bangtelindo                                                                       6,953                -
            Others                                                                           19,042           63,782
                                                                                         ----------     ------------
            Total                                                                           721,009        1,032,942
                                                                                         ==========     ============
      g.    Other accounts payable

            Employees                                                                         7,804           56,167
            Others                                                                                -            2,542
                                                                                         ----------     ------------
            Total                                                                             7,804           58,709
                                                                                         ==========     ============


      h.   Liability for cross-ownership transactions (see Note 4).

                                                                                             2001             2002
                                                                                          ----------     ------------
                                                                                               Rp               Rp
      i.   Accrued expenses
           Employees                                                                        276,481        1,157,499
           Yayasan Kesehatan Pegawai Telkom                                                 517,661          661,390
           Government agencies                                                              276,953          219,023
           Dana Pensiun Elnusa Yellow Pages                                                       -           18,233
           PT Asuransi Jasa Indonesia                                                           643            7,213
           Singtel                                                                                -            4,270
           Others                                                                             2,832            1,771
                                                                                         ----------     ------------
           Total                                                                          1,074,570        2,069,399
                                                                                         ==========     ============
      j.   Deposits

           KSO Unit III                                                                           -          830,431
                                                                                         ==========     ============

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------



48.   SEGMENT INFORMATION

      The Company and its subsidiaries have two reportable segments: fixed line and cellular. The fixed line segment provides local and domestic long distance telephone services and other telecommunication services (including among others, leased lines, telex, transponder, satellite, and Very Small Aperture Terminal-VSAT) as well as ancillary services. The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services.

      In relation with Telkomsel acquisition as described in Note 4, The management has presented segment information based on fixed line and cellular.

                                                                              Total                         Total
                                    Fixed                                     Before                        After
                                     Line        Cellular        Other      Elimination    Elimination    Elimination
                                   ----------   -----------     --------    -----------    -----------    -----------
                                       Rp            Rp            Rp            Rp             Rp             Rp
2000
Revenue from external
     customers                      8,888,909     3,223,087            -     12,111,996              -     12,111,996
Intersegment revenue                  486,796      (421,630)           -         65,166        (65,166)             -
Interest income                       631,650        60,312            -        691,962              -        691,962
Interest expense                      816,749                                   816,749              -        816,749
Depreciation and
     amortization expense           2,110,226       331,245            -      2,441,471              -      2,441,471
Equity in net income (loss) of
     associated companies             356,575             -            -        356,575       (588,619)      (232,044)
Segment result before tax           3,437,289     1,905,745       34,785      5,377,819       (588,619)     4,789,200
Segment assets                     28,731,740     4,670,571      186,548     33,588,859     (1,569,919)    32,018,940
Long-term investments - net         1,806,166             -          108      1,806,274     (1,529,139)       277,135
Capital expenditures for
     property, plant and
     equipment                      1,769,009     1,365,191       22,424      3,156,624              -      3,156,624
---------------------------------------------------------------------------------------------------------------------
2001
Revenue from external
     customers                     10,540,681     5,590,108            -     16,130,789              -     16,130,789
Intersegment revenue                1,174,993      (671,884)           -        503,109       (503,109)             -
Interest income                       505,077        57,220        9,290        571,587              -        571,587
Interest expense                    1,302,452        27,190            -      1,329,642              -      1,329,642
Depreciation and
     amortization expense           2,399,112       513,065       11,302      2,923,479              -      2,923,479
Equity in net income (loss) of
     associated companies           1,334,083             -            -      1,334,083     (1,419,769)       (85,686)
Segment result before tax           5,384,444     2,925,875       38,464      8,348,783     (1,661,494)     6,687,289
Segment assets                     29,250,373     7,363,322      305,835     36,919,530     (4,449,250)    32,470,280
Long-term investments - net         4,403,322             -          108      4,403,430     (4,212,048)       191,382
Capital expenditures for
     property, plant and
     equipment                      1,417,299     2,780,366       14,416      4,212,081              -      4,212,081
---------------------------------------------------------------------------------------------------------------------

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

48.   SEGMENT INFORMATION (continued)

                                                                                    Total                            Total
                                     Fixed                                          Before                           After
                                      Line       Cellular         Other           Elimination    Elimination      Elimination
                                    ---------   -----------     ---------         -----------    -----------      -----------
                                     Rp                Rp              Rp              Rp              Rp                 Rp
2002
Revenue from external
   customers                       14,059,958     7,315,028          24,751        21,399,737              -       21,399,737
Intersegment revenue                1,065,909       918,565               -         1,984,474     (1,984,474)               -
Interest income                       373,405       102,176           9,775           485,356              -          485,356
Interest expense                    1,357,226       177,341               -         1,534,567              -        1,534,567
Depreciation and
   amortization expense             2,703,818       980,994          10,005         3,694,817              -        3,694,817
Equity in net income (loss)
   of associated companies          2,078,714             -               -         2,078,714     (2,016,231)          62,483
Segment result before tax          10,300,508     4,014,132          44,164        14,358,804     (2,016,230)      12,342,574
Segment assets                     39,931,151    12,456,379         362,987        52,750,517    (10,428,350)      42,322,167
Long-term investments - net         5,513,017             -             108         5,513,125     (5,329,978)         183,147
Capital expenditures for
   property, plant and equipment       57,147     1,173,006           7,122         1,237,275              -        1,237,275



49.   JOINT OPERATION SCHEME ("KSO")

      In 1995, the Company and five investors (PT Pramindo Ikat Nusantara, PT AriaWest International, PT MGTI, PT Dayamitra Telekomunikasi, and PT Bukaka Singtel International) entered into agreements for Joint Operation Schemes ("KSO") and KSO construction agreements for the provision of telecommunication facilities and services for the Sixth Five-Year Development Plan ("Repelita VI") of the Republic of Indonesia. The five investors have conducted the development and have taken over the operation of the basic fixed telecommunication facilities and services in five of the Company's seven regional divisions.

      The agreements contain, among others, the following provisions:

      i. The Company's existing assets in the five regional divisions, together with the assets to be built under the KSO construction agreements, will be managed, operated and maintained by each KSO Unit, in the name of the Company and for and on behalf of the Company and the KSO Investors, commencing from January 1, 1996 to December 31, 2010 ("KSO period").

      ii. In the aggregate, a minimum of two million lines are to be planned, designed, engineered, financed and constructed by the KSO Investors during a 3-year period beginning from January 1, 1996, except for Regional Division VI - Kalimantan which started on April 1, 1996.

      iii. The Company will receive two principal types of payments from each KSO Unit during the term of the KSO, namely Minimum Telkom Revenues ("MTR") and share in distributable KSO revenues, and a one-time initial investor payment from each of the KSO Investors.

      The initial investor payments totaling US$105 million or equivalent to Rp230,239 million were made by the KSO Investors to the Company as a compensation for their rights to participate in developing and operating telecommunication facilities in the KSO regional divisions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------



49.   JOINT OPERATION SCHEME ("KSO") (continued)

      MTR represents an annual amount guaranteed by the KSO Investors and is required to be supported by bank guarantees. The MTR is payable on a monthly basis in fixed amounts which may increase every year during the KSO period. A further monthly adjustment for the MTR is possible depending upon KSO Investor's performance under its commitment to install additional lines.

      Distributable KSO revenues are the entire KSO revenues, less the MTR and the operational expenses of the KSO Units, as provided in the KSO agreements. These revenues are shared between the Company and the KSO Investors based on agreed percentages. The Company receives 35% of the distributable KSO revenues from Regional Division VII, and 30% from the other KSO Regional Divisions.

      At the end of the KSO period, all rights, title and interests of the KSO Investor in existing installations and all work-in-progress, inventories, equipment, materials, plans and data relating to any approved additional new installation projects then uncompleted or in respect of which Interconnection Tests have not then been successfully completed, shall be sold and transferred to the Company without requiring any further action by any party, upon payment by the Company to the KSO Investor of one hundred Rupiah, plus:

      i. the net present value, if any, of the KSO Investor's projected share in distributable KSO revenues, from the additional new installations forming part of the KSO system on the termination date, over the balance of the applicable payback periods.

      ii. an amount to be agreed upon between the Company and the KSO Investor as fair compensation in respect of any uncompleted or untested additional new installations transferred.

      The depreciation of the Rupiah against the U.S. Dollar, which started in the second half of 1997, has impacted the financial condition of the KSO Investors. In response to economic conditions, on June 5, 1998, all KSO Investors and the Company have signed a Memorandum of Understanding ("MoU") to amend certain provisions of the KSO agreements. Among the amendments are as follows:

      i. The percentage of sharing of the distributable KSO revenues for 1998 and 1999 was 10% and 90% for the Company and the KSO Investors, respectively.

      ii. The minimum number of access line units to be installed by the KSO Investors up to March 31, 1999 was 1,268,000 lines.

      iii. The incremental rate of the MTR would not exceed 1% in 1998 and 1.5% in 1999 for the KSO agreements with the Investors that have MTR incremental factors.

      iv. "Operating Capital Expenditures" in each of the KSO Units will be shared between the Company and the respective KSO Investors in proportion to the previous year's share in the annual net income of the KSO Units, starting from 1999.

      v. The cancellation of the requirement to maintain a bank guarantee in respect of MTR.

      In 1998 and 1999, the Company adopted the provisions of the MoU. Beginning November 1999, the Company and the KSO Investors had begun to renegotiate the terms of the KSO agreements in conjunction with the changing environment and the expiration of certain terms in the MOU. Among others, it was agreed to return to most of the provisions of the original KSO agreements beginning January 1, 2000.

      The Company is seeking a fair resolution to the KSO problems. The Company believes that the long-term solution for all five KSO's requires Government intervention and must be considered in the context of restructuring the entire Indonesian telecommunication sector.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------



49.   JOINT OPERATION SCHEME ("KSO") (continued)

      KSO I

      The Company and the shareholders of Pramindo has reached an agreement in which the Company will acquire the KSO I assets (see Note 5).

      On April 19, 2002, the Company entered into the Conditional Sale and Purchase Agreement with PT Astratel Nusantara, France Cabel et Radio, Indosat, Marubeni Corporation, International Finance Corporation and NMP Singapore Pte Limited ("Selling Shareholders") regarding the acquisition of 100% Pramindo's shares.

      Pursuant to the CSPA, the Company at the same time will buy out all Pramindo's ordinary subscribed and fully paid-in capital from respective stockholders in pro-rata basis as follows:

      i. 30% in August 15, 2002 (pursuant to the amendment), other than IFC's shares, which will be transferred on the date of pledged shares, which has been fully unconditional released based on IFC Investment Agreement and Common Term Agreement.

      ii. 15% at the interim closing which will be carried on whichever is coming first of the first drawdown date and September 30, 2003.

      iii 55% at the subsequent closing which will be carried on whichever is coming first of the (a) drawdown date, (b) December 31, 2004, and 30 days after Pramindo buy out all promissory notes.

      The total purchase price of Pramindo's shares of US$384,363,026 including interest from promissory notes and US$9,263,953 should be paid on the date of shares pledged and US$372,234,919 shall be paid off through the issuance of promissory notes series I and II.

      Pursuant to the agreement, the Company will provide loan to Pramindo in the amount of US$86,176,000 for the loan settlement to shareholders (IFC).

      All of the promissory notes will be paid on an installment basis. The last payment will be on December 15, 2004.

      KSO III

      On May 8, 2002, the Company entered into a Conditional Sales and Purchase Agreement with PT Aria Infotek, Media International B.V. and Asian Infrastructure Fund ("Selling Shareholders") regarding the acquisition of 100% AriaWest's shares.

      Based on the CSPA, the Company shall purchase 2,704,444 subscribed and paid-in capital of AriaWest with par value of Rp114,000. The selling price is US$184,500,000 and US$44,500,000 of the amount should be paid first, the settlement value of US$20,000,000 shall be paid on closing date, and US$120,000,000 will be paid off through the issuance of promissory notes.

      The CSPA was intended to clear off all disputes with AriaWest. Up to March 25, 2002, the agreement has not been closed yet because of AriaWest's debt restructuring proposal, as a closing condition note, has not been approved by its creditors.

      International Chamber of Commerce ("ICC") gives time extension up to April 17, 2003 to the Company and selling shareholders to settle the dispute out of ICC arbitration process.

      Up to December 31, 2002, the Company has deposited advance to AriaWest's stockholders amounting to US$21,750,000 which is recorded as "Advance Payment for Investment in Shares of Stocks", and The Company has received payment from KSO Unit III, of US$91,750,000 which was recorded as "Advance from Customers and Suppliers".

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




49.   JOINT OPERATION SCHEME ("KSO") (continued)

      KSO IV

      The sale of KSO IV to Indosat was terminated due to some condition precedents that were not fulfilled.

      The Company plans to buy out MGTI, the KSO IV investor in Central Java and Yogyakarta. Currently, the Company is in the process of negotiation.

      KSO VI

      The Company has acquired 90.32% of issued and paid-in capital of Dayamitra, the KSO VI Investor.

      KSO VII

      The Company and PT Bukaka Singtel International intend to continue the KSO schemes in accordance with original agreements with some modifications.


50.   REVENUE-SHARING AGREEMENTS WITH SEVERAL INVESTORS

      The Company has entered into separate agreements with several investors under Revenue-Sharing Arrangements ("RSA") to develop fixed lines, analog mobile cellular lines, public card-phone booths (including their maintenance), and related supporting telecommunication facilities.

      Under the RSA, the investors finance the costs incurred in developing telecommunication facilities. Upon completion of the construction, the Company manages and operates the facilities. The investors legally retain the rights to the property, plant and equipment constructed by them during the revenue-sharing periods. At the end of each revenue-sharing period, the investors transfer the ownership of the facilities to the Company.

      The Company bears the cost of repairs and maintenance of the facilities during the revenue-sharing period. The revenue-sharing period is determined on the basis of the internal rates of return agreed by both parties. The internal rates of return range from 24% to 30%, and the revenue-sharing periods vary from one year and seven months to fifteen years from the start of commercial operations. The revenue-sharing period can be either fixed regardless of full investment returns to the investors, or extended to ensure full investment returns to the investors. The revenue-sharing periods end on various dates through 2009.

      The revenues earned from the customers in the form of line installation charges are fully for the account of the investors. The revenues from outgoing telephone pulse and monthly subscription charges are shared between the investors and the Company 60:40 or 70:30 (in favor of the investors) depending on the agreements. Certain additional arrangements are made for revenues earned from analog mobile cellular, whereby revenues from international outgoing pulses are fully owned by the Company. Revenues earned from pay phone cards during the revenue-sharing period are shared 60:40 (in favor of the investors) based on the recorded usage of pulses.

      On August 1, 2002, RSA period with Telesera was expired. The legal title on property, plant and equipments under RSA was not transferred to the Company because RSA did not achieve the investment's rate of return in accordance with the RSA Agreement. The Company accelerated the depreciation of those assets amounting to the book value of Rp3,300 million.

      The investors' share of revenues amounted to Rp508,355 million, Rp546,701 million and Rp636,985 million in 2000, 2001 and 2002, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


51.   TELECOMMUNICATION SERVICES TARIFFS

      Under law No.36 1999 and Government Regulation No. 52 year 2000, Tariffs for the use of telecommunication network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunication services price cap formula set by the Government.

      Fixed line telephone Tariffs

      Fixed line telephone tariffs are imposed for network access and usage. Access charges consist of a one-time installation charge and a monthly subscription charge. Usage charges are measured in pulses and classified as either local or domestic long-distance. The tariffs depend on call distance, call duration, the time of day, the day of the week and holidays.

      Tariff for fixed line telephone are regulated under Minister of Communication Decree No. KM.12 year 2002 dated January 29, 2002 concerning the addendum of the decree of Minister of Tourism, Post and Telecommunication ("MTPT") No. 79 year 1995, concerning The Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services. Furthermore, the Minister of Communication issued Letter No. PK 302/1/3 PHB-2002 dated January 29, 2002 regarding the price cap in basic tariff increase of fixed line telephone services. According to the letter, tariff for fixed line domestic calls would increase by 45.49% over three years. The average increase in 2002 is 15%. This increase was effective on February 1, 2002.

      The Ministry of Communication issued Letter No. PR.304/2/4/PHB-2002 dated December 17, 2002 regarding tariff adjustment for domestic fixed line services effective on January 1, 2003. By considering that the Independent Regulatory Body, as the precondition for the tariff adjustment, has not been established, The Minister of Communication has finally postponed the implementation of rate adjustment by issuing Ministerial Letter No. PR. 304/1/1/PHB/-203 dated January 16, 2003.

      Mobile Cellular Telephone Tariffs.

      Tariff for cellular providers are set on the basis of the MTPT decree No. KM. 27/PR.301/MPPT--98 dated February 23, 1998. Under the regulation, the cellular rates consist of activation fees, monthly charges and usage charges.

      The maximum tariff for the activation fee is Rp200,000 per new subscriber number. The maximum tariff for the monthly charges is Rp65,000. Usage charges consist of the following :

      a.   Airtime

           The basic airtime tariff charged to the originating cellular subscriber is Rp325/minute. The details are as follows:

           1.   Cellular to cellular            : 2 x airtime rate
           2.   Cellular to PSTN                : 1 x airtime rate
           3.   PSTN to cellular                : 1 x airtime rate
           4.   Card Phone to cellular          : 1 x airtime rate plus 41%
                                                  surcharges

      b.   Usage Tariff

           1. Usage tariff charged for a cellular subscriber who makes a call to another subscriber using the PSTN network is similar to the usage tariffs for PSTN subscribers. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

           2. The long-distance usage tariff between two different service areas is similar to the prevailing tariff for a domestic long-distance call ("SLJJ") for a PSTN subscriber.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




51.   TELECOMMUNICATION SERVICES TARIFFS (continued)

      Mobile Cellular Telephone Tariffs (continued)

      b.   Usage Tariff (continued)

           Based on the Decree No. KM. 79 year 1998 of the Ministry of Communications, the maximum tariff for prepaid customers may not exceed 140% of the peak time tariffs for post paid subscribers.

      Interconnection Tariffs

      Interconnection tariffs regulate the sharing of interconnection calls between the Company and other cellular operators.

      The current interconnection tariff is governed under MTPT Decree No. KM.46/PR.301/MPPT-98 ("KM. 46 year 1998") dated February 27, 1998 which came into effect on April 1, 1998 and was further revised by the Minister of Communication Decree No. KM.37 year 1999 dated June 11, 1999 ("KM. 37 year 1999").

      a. International interconnection with PSTN and cellular telecommunication network

           Based on KM.37 year 1999, effective December 1, 1998, the international interconnection tariff is calculated by applying the following charges to successful incoming and outgoing calls to the Company's network:

                                                             Tariff
                                                       ----------------------

           Access charge                               Rp 850 per call
           Usage charge                                Rp 550 per paid minute
           Universal Service Obligation (USO)          Rp 750 per call

           Indosat is exempted from paying the USO until December 31, 2004, while the USO charges payable by Satelindo are paid directly to the MTPT or Minister of Communications. (see Note 47).

      b.   Mobile and fixed cellular interconnection with the PSTN

           Based on KM. 46 year 1998, cellular interconnection tariffs with PSTN are as follows:

           1.   Local Calls

                For local calls from a mobile cellular network to PSTN, the cellular operator pays the Company 50% of the prevailing tariff for local calls. For local calls from PSTN to a cellular network, the Company charges its subscribers the applicable local call tariff plus an air time charge, and pays the cellular operator the air time charge.

           2.   Domestic Long-distance Calls

                KM.46 year 1998 provides tariffs which vary among long-distance carriers depending upon the routes and the long distance network used. Pursuant to this decree, for long-distance calls which originate from the PSTN, the Company is entitled to retain a portion of the prevailing long-distance tariff, which portion ranges from 40% of the tariff, in cases where the entire long-distance portion is carried by one cellular operator and delivered to another, and up to 85% of the tariff, in cases where the entire long-distance portion is carried by the PSTN.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




51.   TELECOMMUNICATION SERVICES TARIFFS (continued)

      Interconnection Tariffs (continued)

      b.   Mobile and fixed cellular interconnection with the PSTN (continued)

           For long-distance calls which originate from a cellular operator, the Company is entitled to retain a portion of the prevailing long-distance tariff, which portion ranges from 25% of the tariff, in cases where the entire long-distance portion is carried by a cellular operator and the call is delivered to a cellular subscriber, and up to 85% of the tariff, in cases where the entire long-distance portion is carried by the PSTN and the call is delivered to a PSTN subscriber. Interconnection tariffs with mobile satellite networks ("STBSAT") are established based on a Joint Operation Agreements between the Company and STBSAT providers pursuant to The Minister of Communication Decree No. KM. 30 year 2000 concerning Global Mobile Personal Telecommunication Service Tariffs by Garuda Satellite dated March 29, 2000. Flat interconnection tariffs per minute apply for those Companies.

           Interconnection tariffs with mobile cellular networks, including USO, are determined based on the duration of the call. Access and usage charges for international telecommunication traffic interconnection with telecommunication networks of more than one domestic carrier are to be shared proportionately with each carrier involved, which proportion is determined by the MTPT.

           Interconnection tariffs between a fixed wireless network and PSTN, and amongst PSTN, are regulated under MTPT letter No.
           KU.506/1/1/MPPT-97 dated January 2, 1997 and letter No. KU.506/4/6/MPPT-97 dated July 21, 1997. Currently, Ratelindo is the only operator of a fixed wireless network and apart from the Company, BBT is the only operator of PTSN.

           For fixed wireless interconnection with the PSTN and BBT with the PSTN, the "sender-keeps-all" basis for local calls is applied and for domestic long-distance calls that originate from Ratelindo's network and transit to PSTN, the Company receives 35% of Ratelindo's revenue for such calls. For domestic long-distance calls that originate from PSTN, the Company retains 65% as its revenue for such calls. For long distance calls from and to BBT, the Company retains 75% of the revenue while BBT receives the remaining 25%.

      c.   Mobile cellular interconnection with other mobile cellular providers

           Based on KM.46 year 1998, the mobile cellular interconnection tariffs with other mobile cellular providers are as follows:

           1.   Local Calls
                For local calls from one cellular telecommunication network to another, the originating cellular operator pays the airtime to the destination cellular operator. If the call is carried by the PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

           2.   Domestic Long-distance Calls
                For long-distance calls which originate from a cellular telecommunication network, the cellular operator is entitled to retain a portion of the prevailing long-distance tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, up to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, or up to 75% if the call is delivered to the same cellular operator.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


51.   TELECOMMUNICATION SERVICES TARIFFS (continued)

      Interconnection Tariffs (continued)

            In connection with the issuance of Law No. 36 year 1999 and Government Regulation No. 52 year 2000, the Minister of Communications, on May 31, 2001, issued Decree No. KM. 20 year 2001, concerning Operations of Telecommunication Network and KM 21 year 2001 concerning Operations of Telecommunication Services, which came to effective from at the date of the decree. Subsequently, the Minister of Communication issued Decree No. KM.84 year 2002 concerning Telecommunication Traffic Clearing Process.

      Public Phone Kiosk ("Wartel") Tariff

      The Company is entitled to retain 70% of the telephone tariff based on Director Decree No. 01/H220/OPSAR-33/2002 dated January 16, 2002, which came into effect on February 1, 2002. This governs the transition of the business arrangement between Telkom and Wartel providers, from a commission-based revenue sharing into agreed usage charges (pulses).

      On August 7, 2002, the Minister of Communication issued Deree No. KM. 46 year 2002 regarding the operation of phone kiosks. The decree provides that the Company is entitled to retain a maximum of 70% of the phone kiosk basic tariff from domestic calls and up to 92% of telephone kiosk basic tariffs from International Calls.


52.   COMMITMENTS

      a.   Letters of Comfort

           The Company issued letters of comfort to certain lenders of Komselindo with respect to a US$100,000,000 loan in 1997 and to lenders of Mobisel, with respect to a US$60,000,000 loan in 1996, which were due in 2002 and 2001, respectively. On August 30, 2002 Komselindo's shareholders agreed to issue additional paid-in capital for loan restructuring (see Note 13.j).

           The Company pledged its deposits of Rp500,000 million as collateral for the credit facility from Bank Mandiri. The time deposits matured on February 18, 2003.

           The Company also pledged its time deposits of US$1,800,000 as collateral for the loan facility granted to Napsindo from Bank Mandiri. The time deposits will mature on August 28, 2003.

      b.   Credit Facilities

           Telkomsel has credit facilities related to a procurement contract with Motorola Inc., Ericsson radio A.B., Nokia OYJ and Siemens Aktiengesellschaft (AG). The details are as follows:

           1. Letter of Credit ("LC") Facilities

              On June 7, 2002, Telkomsel entered into an Opening LC Agreement with Deutsche Bank A.G., Jakarta. The agreement requires Telkomsel to deposit an amount equal to the LC amount prior to the issuance of the LC. Upon the maturity date which is 180 days from the date of Bill of Lading, the outstanding LC shall be settled by applying the deposit. Through December 31, 2002, Telkomsel has entered into LC transactions totaling to US$8,200,435.

              On July 12, 2002, Telkomsel entered into an Opening LC and Trust Receipt Loan Facility Agreement with Citibank N.A., Jakarta covering an LC amount of US$40,000,000 with two credit structures as follows:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------



52.   COMMITMENTS (continued)

      b.   Credit Facilities (continued)

           1. Letter of Credit ("LC") Facilities

              i.  Structure 1 Credit

                  Prior to issuance of the Credit, Telkomsel must deposit 20% of the face value of the Credit. Upon maturity, the Usance Draft will be settled by applying the initial 20% deposit together with Telkomsel's loan drawn from the facility for the remaining 80% of the face value of the Usance Draft.

                  The Credit shall be available for one drawing by the beneficiary made against presentation of a Usance Draft with a maturity date of 120 days. The drawing will only be available for six (6) months from the issuance date of the Credit.

                  The repayment of the loan will be made in three equal monthly installments, commencing upon the maturity date of the Usance Draft, with an interest rate of 2.5% above the bank's cost of funds. Telkomsel may, however, upon at least fourteen days prior written notice to the bank, prepay the loan in whole, provided that Telkomsel shall first pay to the Bank any interest, fees and or other amounts due.

              ii. Structure 2 Credit

                  Prior to issuance of the Credit, Telkomsel must deposit 25% of the face value of the Credit to be available upon the acceptance of the Sight Draft. The Credit will be available for two partial drawings by the beneficiary as follows:

                  The first drawing shall be for a Sight Draft available in an amount up to 25% of the face value of the Credit and such drawing shall only be available for two (2) months from the issuance date of the Credit.

                  The second drawing shall be for a Usance Draft in an amount up to 75% of the face value of the Credit with a maturity date of 180 days after the acceptance of the Sight Draft. Such drawing will only be available for four (4) months from the issuance date of the Credit.

                  Upon maturity date of the Usance Draft, the outstanding balance payable by Telkomsel shall be converted into a loan. The repayment of the loan will be made in nine (9) equal monthly installments, commencing on the acceptance of the Usance Draft, with an interest rate of 2.5% above the Bank's cost of funds. Telkomsel may, however, upon at least fourteen
                  (14) days prior written notice to the Bank, prepay the loan in whole, provided that Telkomsel shall first pay to the Bank any interest, fees, and or other amounts due.

              As of December 31, 2002, the unused portion of the facility amounted to US$8,857,725.

              On July 19, 2002, Telkomsel entered into an Opening LC Agreement with Standard Chartered Bank, Jakarta. The agreement requires Telkomsel to deposit an amount equal to the LC amount prior to the issuance of the LC. Upon maturity date which is 180 days from the date of the Bill of Lading, the payment of the LC shall be made by applying the deposit.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


52.   COMMITMENTS (continued)

      b.   Credit Facilities (continued)

             On October 29, 2002, Telkomsel entered into a Banking Facilities Credit Agreement with Standard Chartered Bank with details are as follows:

             i.   Import Facilities (I) -- US$25,000,000

                  Sight or usance documentary letters of credit, secured and unsecured by the underlying goods and covering the procurement of materials or equipment in relation to Telkomsel's operation with a corresponding acceptance against the trust receipt facility.

             ii.  Local LC Facility (II) - Rp100,000,000,000

                  Documentary local letter of credit up to 12 months for the procurement of materials or equipment from local suppliers with corresponding loans against the trust receipt facility.

             iii. Bank Guarantee -- US$25,000,000

                  For issuance of various bank guarantees in relation to Telkomsel's operations against a letter of indemnity from Telkomsel for a period up to 12 months.

             iv.  Foreign Exchange Facility (I)

                  The Bank will quote rates for spot, forwards, and swap foreign exchange transaction up to three (3) years

             v.   Foreign Exchange Facility (II)

                  The Bank will quote rates for foreign exchange spot transactions up to two (2) days.

              The facility was obtained to finance Telkomsel's funding requirements for transactions with vendors and will expire on July 31, 2003. A loan drawn from the facility bears interest on the basis of SIBOR plus 2.5% per annum for the US Dollar facility and of the three-month SBI plus 2% per annum for Indonesian Rupiah. Telkomsel is allowed to make a prepayment of the loan on ten (10) days notice without penalty. A prepayment fee of 3.5% per annum of the prepaid amount will be applied if written notice is given less than the above notice period.

          2   EKN - Backed Facility

              On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia, Telkomsel obtained an EKN-Backed Facility (" Facility") with Citibank International plc (as "Arranger" and "Agent") covering a total facility of US$70,483,426.49 which was divided into several tranches.

              The Interest rate on the facility is the aggregate of the applicable margin, CIRR (Commercial Interest Reference rate) and mandatory cost, if any. Interest will be paid semi-annually, starting on the date the facility is drawn.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------


52.   COMMITMENTS (continued)

      b.   Credit Facilities (continued)

           3.  Hermes Export Facility

              On December 2, 2002, pursuant to the Partnership Agreement with Siemens Aktiengesellschaft (AG), Telkomsel entered into a Hermes Export Facility Agreement ("Facility") with Citibank International plc (as "Arranger" and "Agent")covering a total facility of Euro76,195,3132 which is divided into several tranches.

              The interest rate on the facility is aggregate of the applicable margin, EURIBOR and mandatory cost, if any. Interest will be paid semi-annually, starting on the facility is drawn.

              As of December 31, 2002, none of the credit facilities have been used, except for the facilities from Citibank N.A. of US$40,000,000 and Standard Chartered Bank of US$ 25,000,000 for which the unused portion amounted to US$8,857,725 and US$21,400,457, respectively.

      c.   Procurement Agreements

           In September 2001, Telkomsel entered into partnership agreements with Motorola, Inc., Ericsson Radio A.B., and Siemens Aktiengesellschafts ("Strategic Partners") and Nokia Oyj ("Strategic Supplier") for the procurement of equipment and related services.

           The partnership agreements are valid and effective as of the execution date by the respective parties for a period of three years and extendable upon mutual agreement of the parties for a maximum of two additional years.

           Telkomsel uses the LC facility from Citibank to pay for goods and services procured under the Partnership Agreements.

      d.   Capital Expenditures

           As of December 31, 2002, the amount of capital expenditures committed under contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

                                      Amounts in
                                  Foreign Currencies          Equivalent
              Currencies            (in thousands)             in Rupiah
           ---------------      ----------------------      ----------------
           Rupiah                                 -            3,831,703
           U.S.Dollar                       203,171            1,818,380
           EURO Europe                       98,650              923,889
                                                             -----------
           Total                                               6,573,972
                                                             ===========

      e.   Agreement on Derivative Transaction

           In 2002, the Company entered into two derivative transaction agreements with Bank Mandiri and HSBC to hedge Company's liabilities in foreign currency and for the Company's assets swap or cross ownership transaction amounting to US$120,000,000 and US$1,000,000, respectively. These two agreements mature in April 5, 2003 and August 31, 2003 respectively. As of December 31, 2002 the Company has not used these derivative facilities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------



52.   COMMITMENTS (continued)

      f.   Procurement of TELKOM-2 Satellite

           In accordance with Agreement No.K.TEL.191/HK.810/UTA-00/2002 dated October 24, 2002, the Company and Orbital Science Corporation ("Contractor") agreed on procurement of satellite TELKOM-2. The Company obliged to pay US$73,000,000 including refund provision in amount of US$4,338,292 to any transponder that has reduced communication capabilities below 3dB as agreed and which cannot be corrected by switching to a redundant transponders.

           Payment to Contractor is made within thirty days after the date of the original invoice received by the Company.

           All Indonesian taxes, duties, assessment of fees, including rate and VAT resulting from performance of this contract that are required by present of future laws or regulation in Indonesia shall be paid by the Company, except for any temporary imported goods that will not owned by the Company and any taxes and or duties of Contractor's expatriates working in Indonesia shall be borne by Contractor.

           The Contractor shall be responsible for taxes, duties, assessment or fees, including rate and value added taxes resulting from performance of this contract that are required by present of future laws or regulation in the USA including any interest or penalties related to such U.S. taxes and U.S. duties.

           The Contractor shall submit warranty bond to the Company for Augmented Master Control Station ("AMCS") in the amount of 10% of AMCS fixed firm price in the form of unconditional bank guarantee/ Letter of Credit from U.S. affiliated bank in Indonesia, as selected by Contractor, and shall be submit to the Company at least five business days before starting Warranty Period.

           This Warranty shall be extended until the earlier of:

           i   365 days commencing from the time satellite is placed in storage;
           ii  365 days commencing from final acceptance of the Satellite or from the time of launch failure.

           Contractor shall use reasonable efforts to obtain Contractor's Government approvals and licenses necessary for export of the Satellite. If after six months from the time Contractor submits its application for a U.S. Government licenses and authorization, the Company may, in writing, notify the Contractor of its intention to terminate this Contract.

           The Contract price shall include in transit insurance for the satellite, AMCS and the other deliverable items that are transported from Contractor facility to the launch site or the Company's operation site; and also include insurance for the satellite during manufacturing, shipping and up to the launch Site until such time as risk of loss passes to the Company under this Contract. Contractor shall provide the Company with certificate of insurance for such coverage

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




52.   COMMITMENTS (continued)

      g.   Launching of TELKOM-2 Satellite

           On November 8, 2002, the Company and ARIANESPACE S.A. agreed upon the launching of Satellite TELKOM-2 of the Company. Total amount to be paid by the Company for that services is amounted to US$62,880,000 with the payment schedule as follows:

                                                        Percentage of the
                                                          portion of the
           Payment                   Date             Launching Services price
           -----------------    ------------------    -------------------------
                                                                US$
           First Payment          January 13, 2004             27,500,000
           Second Payment            March 1, 2004              9,000,000
           Third Payment             April 1, 2004             20,000,000
           Fourth Payment        September 1, 2004              6,380,000

           Total amount mentioned above shall be increased by 7% of the total if the Company exercise the Re-flight Option, and if any increase or decrease of the satellite mass from the agreed mass, then the increase or decrease above 25kg shall be subject to additional cost of US$25,000 per kg.

           The Launch Period of Satellite TELKOM-2 is from period November 1, 2004 until January 31, 2005. The Launch Slot will be determined by mutual agreement of the parties not later than eight months prior to the first day of the Launch Period. The Launch Day shall be determined, no later than three months to the first day of the Launch Slot.

           ARIANESPACE S.A shall take out an insurance policy at no cost to the Company. The Insurance policy shall be in the amount of Euros 60,980,000.

      h.   PSTN Excellence Regional Junction DIVRE II Project

           On February 8, 2002, the Company entered into agreement with Consortium Olex-Lucent-Brimbun ("Consortium") upon procurement of SDH Transmission System, Optical Fiber, NMS and other services. The Company must pay for the work and procurement made by Consortium amounted to US$28,807,460 and Rp102,828,788,753, net of tax, respectively.

           The Agreement came into effect within eighteen months from the contract date.

           The consortium shall submit a performance guarantee issued by Indonesian state-owned banks or other International reputable banks amounting to 5 % of contract value, net of tax, to the Company at least 3 days after the contract date.

           The Consortium must cover all risks of delivery, storage and development of goods and services up to the issuance of provisional acceptance certificate for and on behalf of Consortium as a beneficiary to the insurance company appointed by the Company. The insurance shall be paid by Consortium and if any accident happened, the replacement money received shall be used to continue the project and or to replace the damaged equipment.

      i.   Network Facility for Multimedia Services and Pay TV Program

           During the year 2002, Indonusa has a undersigned several agreements on procurement of network facility of multimedia services and TV program by subscription with several program provider and property management, both for extending terminated agreements and for negotiating new ones.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

52.   COMMITMENTS (continued)

      i.   Network Facility for Multimedia Services and Pay TV Program
           (continued)

           Those agreements set the rights and obligations of both parties in procurement of TV program by subscription including its network, determination of monthly subscription fee, and revenue sharing.

      j.   Universal Service Obligation ("USO") and Public Payphone

           Under USO agreement, Pramindo must allocate at least 20% of total yearly investment plan to develop telecommunication facilities in remote areas and for public interest in its KSO Unit area, which have not been covered by such facilities as of the effective date of the KSO Agreement. Pramindo must meet those targets for at least 50% of all villages and 100% of districts in The KSO Unit area at the end of Repelita VI, up to the limit of 20% of total investment.

           Pramindo must submit a detailed annual report in detail to the Directorate General of Post and Telecommunication (DGPT) regarding the total investment including special investment and the achievement progress of USO project within 60 days after the end of each year. If Pramindo has not fully allocated its 20% of total investment to fulfill its obligation as targeted, DGPT will enforce Pramindo to complete other USO project under a certain schedule with the costs not up to the unallocated amount.

           Pramindo must also provide at least 3% of access line units constructed for public payphone (including Wartel). Such capacity will be used for providing public payphone, either by KSO unit or by other party, with permission from Minister of Communication.

           However, based on the MoU and Side Letter, USO obligation is considered accomplished if either of the following conditions are met:

           - 5% of total investment has been allocated for USO obligation; or
           - 50% of all remote villages have been covered by telecommunication facilities

      k.   Collateral of Credit Facility

           On January 24, 2000, Infomedia undersigned the agreement with Koperasi Pegawai Infomedia Nusantara ("KOPIN"), a cooperative whose members are also the employee of Infomedia, in relation to the usage of Infomedia's time deposit as collateral of credit facility from PT Bank Umum Koperasi Indonesia to KOPIN in a maximum amount of Rp7,500 million for the term of three years up to 2003. The guarantee bears no interest.

      l.   Building Rent Agreement

           Infomedia entered into a building rent agreement with Dana Pensiun Elnusa ("Dapenusa") which came into effect on April 1, 1996. Dapenusa is the entity that manages the pension fund of employees of PT Elnusa (the shareholder of Infomedia). Pursuant to the agreement, the rent price is amounted to Rp1,157 million per annum. The agreement will expire on August 30, 2003.

      m.   Call Center Development and Operation Services

           On July 24, 2000, Infomedia undersigned an agreement on call center development and operation services with PT Bank Niaga Tbk. ("Bank Niaga"). Infomedia provides call center services, which shall receive, patch and respond the request, claim and complaint of customers regarding the products and provide information about Bank Niaga's products. Infomedia receives monthly fee of Rp400 million for incoming calls up to 180,000 calls per month and outgoing calls up to 7,500 calls per month consisting of 60% for Jakarta calls and 40% calls for non-Jakarta calls.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

52.   COMMITMENTS (continued)

      m.   Call Center Development and Operation Services (continued)

           The agreement is valid for three years since the date of agreement. The revenue received from Bank Niaga were Rp2,914 million and Rp6,179 million, for the years 2001 and 2002, respectively.

           In 2002, Infomedia entered into call center operation services agreement with other third parties. Pursuant to the agreement, Infomedia shall provide call center personnel who receive, patch and respond the customers' complaints, give information about the products of those parties, and also give technical assistance. Pursuant to the agreement, Infomedia receives service fee, which is computed monthly. Total revenue received by Infomedia from those parties for the year 2002 amounted to Rp1,285 million.

      n.   Management Services and Phone Banking Center Development

           On November 17, 2000, Infomedia entered into a Management Services and Phone Banking Center Development Agreement with ABN-AMRO Bank N.V.(ABN-AMRO bank) Infomedia provides Phone Banking Center, Telemarketing Services to receive and patch needs, claim from customers and give information about ABN-AMRO Bank products and also provide technical assistances. Pursuant to the agreement, Infomedia receives a monthly fee, which is computed from a certain formula in accordance with the agreement. The agreement was valid from December 2000 up to February 2002. The agreement was then amended and extended up to the date February 28, 2003. The Revenue received from ABN-AMRO bank is amounted to Rp296 million and Rp139 million, for the year 2001 and 2002, respectively.

      o.   Call Center Provision Service Agreement

           In 2002, Infomedia entered into call center provision service agreement with other parties ("the parties"). Based on the agreement, Infomedia provides personnel assigned to receive, gather and respond complaints from customer, share information regarding ABN-AMRO product and technical assistant. In return of this, Infomedia earns monthly fees as computed in the agreement. Total income received during 2002 amounted to Rp1.285 million.

      p.   Software License and Support Agreement

           On October 13, 1997 Dayamitra executed a Software License and Support Agreement with Cable and Wireless Plc. Pursuant to the agreement, Cable and Wireless Plc provides software, conversion services, training, implementation, maintenance and support for the Customer Care Billing System project. The Company also receives rights in the intellectual property. The cost of the license and support agreement are charged to KSO Unit VI.

      q.   Turnkey Project Agreement

           Dayamitra entered into Turnkey Project Agreement of Sekura Tower Project and Addition work on Sampit Central Location with PT Dutamitra Telekomunikasi dated on May 3, 2001 and October 21, 2002 with the contract value of Rp72.186 million and US$72.503, respectively. On December 31, 2002, those project were still not complete. Management estimated those projects will be completed by the end of first quarter of 2003.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

52.   COMMITMENTS (continued)

      r.   CDMA Procurement Agreement with Samsung Consortium

           On October 9, 2002, the Company entered into Initial Purchase Order Contract CDMA 2000-IX with Samsung Consortium for BSS procurement in Divisional Regional II. On December 23, 2002, the Company signed a Master Procurement Partnership Agreement of CDMA Package-2 for a nationwide package of NSS procurement for Telkom's Regional Division, (excluding KSO III) and a regional package of BSS procurement for KSO IV, KSO VI, KSO VII and Divisi Regional V. This procurement is part of T-21 Program.

      s.   Loan Agreement Junction Regional Division V Project

           On June 21, 2002, the Company entered into a loan agreement with Consortium Bank amounting to Rp150,000 million for financing the Regional Division V Junction Project. Bank Bukopin acted as facility agent. The first year interest rate, calculated from the signing date, is 19.5% and then average 3 month deposit rate plus 4% for the remaining year. Disbursement period is 19 months since the signing loan agreement with a repayment period 14 times quarterly payments starting from April 2004. The loan facility is secured by the project equipment.

           Currently, the Company is processing an amendment the Loan Agreement to reduce the loan facility to Rp150,000 million.

           As of December 31, 2002, the Company had not used this facility.

      t.   Cooperation Agreement with Labor Union (SEKAR TELKOM)

           On June 3, 2002, the Company entered into a Cooperation Agreement with the Company's labor union - namely Serikat Karyawan Telkom (SEKAR TELKOM), an organization within the Company open to all Non KSO and KSO unit employees. The agreement, provides for the bonuses and leave allowance.

      u.   Loan Agreement with Citibank N.A. and Citibank International Plc

           On April 10, 2002, the Company entered into a "Loan Agreement" with Citibank, N.A ("arranger") and Citibank International Plc ("agent") supported by an export credit guarantee of Instituto per I Servizi Assicurativi del Commercio Estero (SACE-Italy), providing a total facility of US$21,000,000. The facility was obtained to fund up to 85% of the cost of supplies and services sourced in Italy relating to the design, manufacture, construction, installation and testing of Sub-System VI, part of the high performance backbone network. This facility was secured by Company assets under construction that related to project pursuant to the "Partnership Agreement". On December 31, 2002, the facility has not been drawn down. This facility bears fixed interest rate of 4.14% per annum.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

53.   CONTINGENCIES

      a.   Claims from AriaWest

           On May 15, 2001, AriaWest (KSO Investor in Region III, West Java and Banten) commenced an arbitration proceeding under the Rules of the International Chamber of Commerce against the Company for breach of the KSO Agreement between the Company and AriaWest. The Company and AriaWest have submitted various claims for resolution in the arbitration proceedings.

           AriaWest has alleged that the Company materially breached the KSO Agreement by, among other things, (i) terminating certain exclusive rights granted to AriaWest; (ii) failing to transfer control of the KSO's finances, employees and management to AriaWest and interfering with AriaWest's efforts to exercise management control over the KSO;
           (iii) failing to pay amounts identified in a "forensic audit" conducted by PriceWaterhouse Coopers on behalf of AriaWest as being unaccounted for, lost or otherwise unreasonably disbursed; (iv) causing the Government to reduce telecommunication tariffs in 1999 and to impose a zero tariff increase in 2000; (v) wrongfully terminating the KSO Agreement and wrongfully taking control of the KSO; (vi) failing to negotiate the terms of certain construction projects proposed by AriaWest and certain amendments to the KSO Agreements requested by AriaWest; and (vii) failing to cause the KSO to pay AriaWest certain disputed sums as reimbursement for cash outlays by AriaWest or other funds claimed by AriaWest. AriaWest alleges damages in excess of US$1.3 billion, but has not specified the amount of damages associated with most of its claims.

           The Company has denied AriaWest's allegations and claims that AriaWest has materially breached the KSO Agreement by, among other things, (i) causing the KSO not to pay "Minimum Telkom Revenue" or "MTR"; (ii) wrongfully rejecting the Company's termination of the KSO Agreement; (iii) failing to pay the Company "Distributable Telkom Revenue" or "DTR"; (iv) mismanaging the KSO Unit; (v) failing to construct Minimum New Installation; and (vi) failing to reimburse Operating Capital Expenditures. The Company is still in the process of quantifying its damages; however, among the Company's damages are claims for more than Rp412 billion in MTR and more than Rp98 billion in DTR due to the Company as of July 9, 2001 (the date the Company delivered its notice of termination of the KSO Agreement).

           On May 8, 2002, the Company entered into the Conditional Sales and Purchase Agreement with PT Aria Infotek, Media International B.V. and Asian Infrastructure Fund ("selling shareholders") regarding the acquisition of 100% AriaWest's shares.

           The CSPA was intended to settle all disputes with AriaWest. As of March 25, 2003, the agreement has not been finalized because AriaWest's has not been able to restructure its outstanding debt.

           The International Chamber of Commerce ("ICC") gives time extension up to April 17, 2003 to the Company and selling stockholders to settle the CSPA.

           The management cannot assess the ultimate result of this claim.


      b.   Other Claims

           In the ordinary course of business, the Company has been named as a defendant in various litigations. Management believes that the litigations will be settled within Rp49,540 million accrued for these cases in the accompanying financial statement.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

54.   ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

      The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

                                                       2001                          2002
                                          ----------------------------   ----------------------------
                                             Foreign                        Foreign
                                            Currencies     Equivalent      Currencies      Equivalent
                                          (in thousands)    in Rupiah    (in thousands)    in Rupiah
                                          --------------   -----------   --------------   -----------
Assets
Cash and cash equivalents
     Related parties
        U.S Dollar                               61,250       637,005          341,912     3,059,136
        Yen                                         454            36               36             3
        Euro                                         13           118                -             -
     Third parties
        U.S Dollar                                    -             -              105           940
        Euro                                          -             -           25,305       237,148
Temporary investments
     Related parties
        U.S Dollar                                  800         8,320                -             -
     Third parties
        U.S Dollar                                    -             -                -             -

Trade accounts receivable
     Related parties
        U.S Dollar                                4,812        50,041            7,837        70,218
     Third parties
        U.S Dollar                               12,024       125,049            9,563        85,499

Other accounts receivable
        U.S Dollar                                1,147        11,927            9,972        89,149
        Singapore Dollar                              5            31                -             -
        Malaysian Ringgit                             2             6                -             -

Other current asset
        U.S Dollar                                    -             -            1,800        16,092

Sinking fund
        U.S Dollar                                13,373       139,075               -             -

Advances and other non-current assets
     Third parties
        U.S Dollar                                    64           665            7,041        62,950

Unearned revenue
     Related Parties
        U.S Dollar                                     -             -              204         1,824
     Third Parties
        U.S Dollar                                     -             -               16           148
        Euro                                           -             -                3            25

Escrow account
     U.S Dollar                                   16,450       171,080           33,235       297,118
                                                             ---------                      ---------
Total Assets                                                 1,143,353                      3,920,250
                                                             =========                      =========

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

54.   ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

                                                       2001                          2002
                                          ----------------------------   ----------------------------
                                            Foreign                         Foreign
                                           Currencies       Equivalent     Currencies      Equivalent
                                          (in thousands)    in Rupiah    (in thousands)    in Rupiah
                                          --------------   -----------   --------------   -----------
Liabilities
Trade accounts payable
   Related parties
     Deutsche Mark                               30,196       141,868               -              -
     U.S Dollar                                   1,091        11,345          54,141        485,094
     Euro                                             -             -           2,028         19,007
   Third parties
     U.S Dollar                                  17,661       183,819          40,558        362,975
     Euro                                        21,499       197,544          26,228        245,755
     Deutsche Mark                                7,989        37,533               -              -
     Swedish Krona                               10,355        10,217               -              -
     Great Britain Pound sterling                   213         3,218             319          4,494
     French Franc                                 3,985         5,582               -              -
     Yen                                         25,934         2,064          35,332          2,667
     Dollar Singapore                                 -             -               1              3


Other accounts payable
   Third Parties
     U.S Dollar                                     354         3,693               8             77

Accrued expenses
   Related parties
     U.S Dollar                                  14,109       147,360          11,610        103,985
     Euro                                           392         3,599               -              -
     Yen                                         56,555         4,500         252,601         19,069
     French Franc                                 2,133         3,007           3,514          4,238
     Netherlands Guilder                            428         1,796             407          1,461
     Hongkong Dollar                                  -             -               -              -
     Deutsche Mark                                1,723         8,093               -              -
   Third Parties
     Euro                                             -             -           9,033         84,636
     U.S Dollar                                       -             -           6,445         57,635

Short-term bank loans
   Third Parties
     U.S Dollar                                       -             -           4,385         39,204

Advances from customers and suppliers
     U.S Dollar                                   1,057        11,046               -              -

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

54.   ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)


                                                              2001                             2002
                                                 ------------------------------   ------------------------------
                                                   Foreign                           Foreign
                                                  Currencies        Equivalent      Currencies       Equivalent
                                                 (in thousands)     in Rupiah     (in thousands)     in Rupiah
                                                 --------------    ------------    --------------    -----------

Current portion of long-term liabilities
     Related parties
         U.S Dollar                                    116,003       1,212,234            41,712        373,738
         French Franc                                   25,119          35,401            22,312         26,911
         Japanese Yen                                  374,364          29,790           374,955         28,306
         Netherlands Guilder                             3,044          12,774             3,608         12,954
     Third Parties
         U.S.Dollar                                          -               -           128,244      1,149,067

Long-term liabilities
     Related parties
         U.S Dollar                                    425,693       4,448,491           344,605      3,087,663
         French Franc                                  110,358         155,530           108,238        130,549
         Japanese Yen                               17,874,011       1,422,353        17,626,174      1,330,614
         Netherlands Guilder                            13,699          57,483            12,628         45,338
     Third Parties
         U.S Dollar                                          -               -           177,983      1,591,736

Total Liabilities                                                    8,150,340                        9,207,176
                                                                   -----------                      -----------
Net Liabilities                                                     (7,006,987)                      (5,286,926)
                                                                   ===========                      ===========

55.   ECONOMIC CONDITION

      Since the middle of 1997, many Asia Pacific countries, including Indonesia, have been experiencing adverse economic condition mainly resulting from currency depreciation in the region, the principal consequences of which have been an extreme lack of liquidity and high interest and foreign exchange rates. The crisis has also involved declining prices in shares of stock, tightening of available credit, and stoppage or postponement of certain construction projects. The adverse economic conditions continues to this date as evidenced by the weak exchange rate, sluggish economic growth, and pressures on inflation. High volatile of exchange and interest rates have increased the cost of funds, as well as the amount of debt to be serviced by the Company, its subsidiaries, and the associated companies.

      Management has adopted measures in maintain adequate liquidity by, among other things, evaluating priorities and rescheduling construction projects, initiating cost-cutting and managing funds to service current maturities of foreign currency denominated liabilities. In its investment activities, management has adopted more stringent criteria and pursued project developments using a "turnkey" system, hence not all risk is borne by the Company.

      Management has also strived to resolve the KSO issues and managed investments in associated companies effectively and selectively by utilizing the services of international legal and financial consultants.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

55.   ECONOMIC CONDITION (continued)

      Recovery of the economy to a sound and stable condition is dependent on the fiscal, monetary and other measures being taken by the Government, actions which are beyond the Company and its subsidiaries' control. It is not possible to determine the future effect these economic conditions may have on the Company and its subsidiaries' liquidity and earnings, including the effect flowing through from their investors, customers and suppliers.


56.   SUBSEQUENT EVENTS

      a.   Additional equity ownership in Napsindo

           Pursuant to Statements on Shareholders Resolution of Napsindo dated November 30, 2002 and Notarial Deed No.47, by H.Yunardi S.H., notary in Jakarta, dated December 30, 2002, the Company agreed to purchase 13,615 shares of 316,115 shares owned by PT Infoasia Sukses Mandiri ("InfoAsia", one of Napsindo's shareholders) in Napsindo. The agreed price was US$4,900,000 and paid on January 8, 2003:

           The Company's equity ownership in Napsindo was increased to 60%.

      b.   Establishment of PT Pro Infokom Indonesia

           On January 9, 2003, the Company together with PT Indonesia Comnet Plus, a subsidiary of PT Perusahaan Listrik Negara ("PLN"), and PT Prima Infokom Indonesia, has established PT Pro Infokom Indonesia ("PII"), domiciled in Jakarta, and it has been notarized by Deed of Amrul Partomuan Pohan S.H., notary in Jakarta, under Articles of Association No.24, dated January 9, 2003. Subsequent to the financial statements date, the Articles of Association are still in the process of being approved by the Minister of Justice and Human Rights of Republic of Indonesia.

           The authorized capital is Rp36,000 million divided into 90,000 Series A shares and 270,000 Series B shares, with a par value of Rp100,000 per share. The composition of the stockholders is as follows:



                    Shareholders             Number of shares       Nominal        Share Capital         Percentage
                                          -----------------------              -----------------------
                                           Series A    Series B      value        Series A   Series B   of ownership
                                          ----------- -----------  ---------   ------------ ----------  ------------

                                                                                    Rp          Rp
           PT Telekomunikasi Indonesia         45,900          -    100,000          4,590          -            51%
           Tbk.
           PT Indonesia Comnet Plus            22,500          -    100,000          2,250          -            25%
           PT Prima Infokom Indonesia          21,600          -    100,000          2,160          -            24%
                                          ----------- -----------              ------------ ----------  ------------

                                               90,000          -                     9,000          -           100%
                                          ----------- -----------              ------------ ----------  ------------

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

56.   SUBSEQUENT EVENTS (continued)

      b.   Establishment of PT Pro Infokom Indonesia (continued)

           PII is established to develop a national information network system as the back-bone for the development of the Indonesian e-Government. PII will work together with Korea Telecom ("KT"). KT will provide technical and financial support. Furthermore, KT's involvement will also increase to become a shareholder of PII. The cooperation between the Company and PLN with this new company is intended to maximize the utilization of both company's existing infrastructure.

           PII will act as a service provider that manages the Government Secure Intranet and Government Information Center. All government institution, including state-owned companies, are expected to take advantage of this network.


      c.   Non-Cash Credit Facility Agreement

           On January 20, 2003, Infomedia entered into Non-Cash Credit Facility Agreement with PT Bank Mandiri (Persero). Pursuant to the agreement, Infomedia obtained Letters of Credit (L/C) facility for US$517,750. As collateral, Infomedia subscribed and pledged its time deposits amounted to US$900,000 dated January 3, 2003 and held in PT Bank Mandiri (Persero). This facility is valid until April 21, 2003.


57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ITS SUBSIDIARIES AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      The consolidated financial statements have been prepared in accordance with Indonesian GAAP which differs in certain respects from U.S. GAAP.

      The significant differences are reflected in the approximation provided in
      Note 60 and arise due to the items discussed in the following paragraphs:

      a.   Termination Benefits

           Under Indonesian GAAP, termination benefits are recognized as liabilities when certain criteria are met (e.g. the enterprise is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage voluntary redundancy).

           The Company has elected to adopt early the provisions of Statement of Financial Accounting Standards (SFAS) No. 146, "Accounting for the Costs Associated with Exit or Disposal Activities". Under SFAS No. 146, benefits offered for voluntary termination of employment are recognized upon the employees' acceptance of the offer.

      b.   Foreign Exchange Differences on Property under Construction

           Under Indonesian GAAP, the foreign exchange difference resulting from loans used to finance property under construction is capitalized. Capitalization of foreign exchange differences cease when the construction is substantially completed and the constructed property is ready for its intended use.

           Under U.S. GAAP, foreign exchange differences are charged to current operations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ITS SUBSIDIARIES AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

      c.   Interest Capitalized on Property under Construction

           Under Indonesian GAAP, one of the criteria for capitalizing interest cost into a qualifying asset (i.e. property under construction) is that the interest should be attributable to the qualifying asset.

           Under U.S. GAAP, the borrowing need not be directly linked to the construction of a qualifying asset. Interest cost is capitalized on qualifying assets (i.e. property under construction) based upon the Company's overall effective interest rate and the average balance of qualifying assets for the period.

      d.   Revenue-Sharing Arrangements

           Under Indonesian GAAP, property, plant and equipment built by an investor under revenue-sharing arrangements are recognized as property, plant and equipment under revenue-sharing arrangements in the books of the party to whom ownership in such properties shall be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenues earned on a net basis.

           Under U.S. GAAP, the accounting for revenue-sharing arrangements depends on whether or not the investor will receive a guaranteed minimum return. When there is no guaranteed investment return to the investors, the accounting treatment is similar to that under Indonesian GAAP. The property is depreciated, unearned income is amortized and the Company records its contractual share of the earnings for the period. When there is a guaranteed minimum return to the investors, the transaction is accounted for as the acquisition of property by the Company under a capital lease. In lieu of unearned income, the Company records a capital lease obligation equal to the fair value of the property. The capital lease obligation is increased by the guaranteed return and decreased by the investor's share of earnings. The revenue is recorded gross.

      e.   Revaluation of Property, Plant and Equipment

           While Indonesian GAAP does not generally allow companies to recognize increases in the value of property, plant and equipment that occur subsequent to acquisition, an exception is provided for revaluations made in accordance with Government regulations. The Company revalued its property, plant and equipment that were used in operations as of January 1, 1979 and January 1, 1987.

           Under U.S. GAAP, property, plant and equipment may not be stated at more than their historical acquisition cost. The effect of the previous revaluations have fully reversed in 2002 such that there is no remaining difference in equity at December 31, 2002.

      f. Deferred Tax on Excess of Financial Reporting Basis Over Tax Basis of Subsidiaries

           Under Indonesian GAAP, deferred tax liabilities are not recognized for the excess of the parent's carrying amount of its equity investment in a domestic subsidiary over its tax basis if the parent company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

           Under U.S. GAAP, the excess of the parent's carrying amount of its equity investment in a domestic subsidiary over its tax basis is a temporary difference. However, if the tax law provides a means by which the investment can be recovered tax-free and the parent ultimately plans to utilize such means to recover its investment, the temporary difference is non-taxable and no deferred taxes are recorded. Generally, no benefit is recorded for the excess of a parent's tax basis in its subsidiary over its carrying amount for financial reporting purposes. At December 31, 2002, the Company intends to recover tax-free its investment in its Indonesian subsidiaries and such actions will not require the Company to incur a significant cost. Accordingly, no deferred taxes differences have been provided for the basis difference.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ITS SUBSIDIARIES AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

      g.   Pension

           The Company and a subsidiary, for purposes of Indonesian GAAP, use a method of accounting for pensions that is substantially consistent with the requirements of U.S. GAAP.

           As stated in its pension plan regulations, the Company does not provide regular pension increases. However, in 1994, 1998 and 2002, the Company provided for increases in pension benefits for pensioners, which were considered prior service costs. Based on PSAK No. 24, the prior service costs attributable to the increases in pension benefits for pensioners were directly charged to expense in those years. Under SFAS 87, such prior service costs should be deferred and amortized systematically over the estimated average future working periods of active employees.

           The subsidiary is amortizing past service cost using the double-declining method for Indonesian GAAP, while under U.S. GAAP, past service cost is amortized using the straight-line method.

      h.   Share in Net Income of Associated Companies

           The Company records its equity in net income of associated companies based on the associates' financial statements that have been prepared under Indonesian GAAP.

           For U.S. GAAP reporting purposes, the Company conforms the associates earnings to U.S. GAAP prior to recording their share of earnings or loss. The primary difference has historically related to land rights held by associates.

      i.   Land rights

           In Indonesia, the title of land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through land rights whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. The land rights generally are freely tradable and may be pledged as security under borrowing agreements. Under Indonesian GAAP, land ownership is not depreciated unless it can be foreseen that the possibility for the holder to obtain extension or renewal of rights is remote.

           Under U.S. GAAP, the cost of acquired land rights is amortized over the period the holder is expected to retain the land rights.

      j.   Stock Issuance Costs

           Under Indonesian GAAP, stock issuance costs are deferred and amortized over a certain period of time. The Company amortized deferred stock issuance costs over five years using the straight-line method.

           Effective 2000, the Capital Market Supervisory Agency (Bapepam) requires that stock issuance costs be recorded as part of additional paid-in capital.

           Under U.S. GAAP, stock issuance costs are offset against the proceeds from the stock issuance.

      k.   Employee Bonuses

           In 2000, a subsidiary (Telkomsel) has charged to retained earnings employee bonuses of Rp26,714 million.

           Under U.S. GAAP, personnel and related costs, including bonuses are charged to income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------

57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ITS SUBSIDIARIES AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

      l.   Equipment to be Installed

           Under Indonesian GAAP, equipment is depreciated beginning when the asset is ready for its intended use. Temporarily idle equipment or equipment that is awaiting installation is not depreciated.

           Under U.S. GAAP equipment is depreciated when it is ready for its intended use. Equipment that is part of a network is depreciated when the network or the applicable component of the network is ready for its intended use. Temporarily idle equipment continues to be depreciated. When the equipment is expected to be idle for protracted periods, the equipment is written down to its estimated realizable value. If the equipment is held for sale, depreciation ceases. However, if the equipment is held for future use, depreciation continues.

      m.   Revenue Recognition

           Under Indonesian GAAP, revenue from cellular service connection fees are recognized as income when the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Installation fees for wire line services are recognized at the time of installation.

           Under U.S. GAAP, revenue from front-end fees are deferred and recognized over the longer of the expected term of the customer relationship or the contractual term. Costs incurred related to the installation or connection activities are deferred, but only to the extent of deferred revenues. The cost of provisioning wire line services far exceeds the fee charged by the Company thus the reconciling item relates solely to the Company's cellular operations.

      n.   Goodwill

           Under Indonesian GAAP, goodwill is amortized over the period expected to be benefited by the acquisition.

           Under U.S. GAAP, goodwill is not amortized but rather subjected to a test for impairment. The Company has an immaterial amount of goodwill on its balance sheet (Rp72,672 million or approximately US$8 million).

      o.   Capital Leases

           The criteria for a capital lease under Indonesian GAAP differ from U.S. GAAP. Under Indonesian GAAP, a lease is capitalized if the lessee has a fixed price purchase option, the lease provides for a return of the cost of the asset with profit thereon to the lessor, and the lease term exceeds two years.

           Under U.S. GAAP, a lease is capitalized if there is an automatic transfer if ownership, a bargain purchase option, the lease terms is for 75% of the economic life of the asset or the lease payments are at least 90% of the fair value of the asset on a present value basis.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------



58. RECONCILIATION OF NET INCOME AND EQUITY DETERMINED UNDER INDONESIAN AND U.S. GAAP

      A summary of the significant adjustments to net income for the years ended December 31, 2000, 2001 and 2002 and to equity as of December 31, 2001 and 2002 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, are set forth below:

                                                                 2000           2001           2002
                                                             ------------   ------------   ------------
                                                                  Rp             Rp             Rp
Net income according to the consolidated statements
     of income prepared under Indonesian GAAP                  3,010,003      4,250,110      8,345,274
                                                             ------------   ------------   ------------

U.S. GAAP adjustments - increase (decrease) due to:
     Pension                                                      95,053        (19,703)       132,167
     Capitalization of foreign exchange differences,net
         of related depreciation                                (122,887)        80,296        107,598
     Interest capitalized on property under construction               -         15,304         44,415
     Revenue-sharing arrangements                                (23,347)         5,429              -
     Revaluation of property, plant and equipment                  4,095          4,095          3,929
     Equity in net income (loss) of associated companies           2,389         (3,786)           183
     Income tax effect on U.S. GAAP adjustments                  (10,273)       (71,479)      (244,248)
     Deferral of fees                                                  -              -        (66,404)
     Amortization of landrights                                     (218)          (939)        (1,801)
     Deferred tax on share in net income of subsidiaries               -       (362,686)       362,686
     Early retirement benefits                                         -        140,000        574,884
     Amortization of deferred stock issuance costs                22,402              -              -
     Employee bonuses                                            (20,762)             -              -
     Others                                                       (4,322)             -         15,566
                                                             ------------   ------------   ------------
    Net adjustments                                              (57,870)      (213,469)       928,975
                                                             ------------   ------------   ------------

Approximate net income in accordance with
     U.S. GAAP                                                 2,952,133      4,036,641      9,274,249
                                                             ============   ============   ============
Net income per share - in full Rupiah amount                      292.87         400.46         920.06
Net income per ADS (20 Series B shares per ADS) -
     in full Rupiah amount                                      5,857.41       8,009.21      18,401.29

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------



58. RECONCILIATION OF NET INCOME AND EQUITY DETERMINED UNDER INDONESIAN AND U.S. GAAP (continued)

                                                                                        2001              2002
                                                                                   -------------      ------------
                                                                                         Rp                Rp
Equity according to the consolidated balance
     sheets prepared under Indonesian GAAP                                            9,323,575        15,899,183
                                                                                   -------------      ------------
U.S. GAAP adjustments - increase (decrease) due to:
     Pension                                                                            119,891           252,058
     Capitalization of foreign exchange differences - net of related
         depreciation                                                                  (850,844)         (743,246)
     Interest capitalized on property under construction-net                             15,304            59,719
     Revenue-sharing arrangements                                                      (379,243)         (379,243)
     Revaluation of property, plant and equipment:
         Increment                                                                     (664,974)         (664,974)
         Accumulated depreciation                                                       661,045           664,974
     Equity in net loss of associated companies                                         (17,900)          (17,717)
     Deferral of  fees                                                                        -           (66,404)
     Amortization of landrights                                                          (1,606)           (3,407)
     Deferred tax on share in net income of subsidiaries                               (362,686)                -
     Early retirement benefits                                                          140,000           714,884
     Deferred tax liabilities on U.S. GAAP adjustments                                  265,580            21,332
     Others                                                                              (7,544)            8,022
                                                                                   -------------      ------------
     Net adjustments                                                                 (1,082,977)         (154,002)
                                                                                   -------------      ------------

Approximate equity in accordance with U.S. GAAP                                       8,240,598        15,745,181
                                                                                   =============      ============

      With regard to the consolidated balance sheets and consolidated statements of income, the following significant captions determined under U.S. GAAP would have been:

                                                                                        2001              2002
                                                                                   -------------      ------------
                                                                                         Rp                Rp
Consolidated balance sheets

     Current assets                                                                  7,308,519         10,994,786
     Non-current assets                                                             24,265,242         30,616,949
     Total assets                                                                   31,573,761         41,611,735
     Current liabilities                                                             9,815,248          9,989,926
     Non-current liabilities                                                        12,316,260         12,391,846
     Total liabilities                                                              22,131,508         22,381,772
     Minority interest in net assets of subsidiaries                                 1,201,655          3,484,784

Consolidated statements of income
     Operating income                                                                7,965,753         10,119,982

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




59. ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND THE U.S. SEC

      The following information is presented on the basis of U.S. GAAP:

      a.   Income Tax

           The reconciliation between the expected income tax provision in accordance with U.S. GAAP and the actual provision for income tax recorded in accordance with U.S. GAAP is as follows:

                                                                 2000           2001           2002
                                                             ------------   ------------   ------------
                                                                  Rp             Rp            Rp
Approximate income before tax in accordance
     with U.S. GAAP                                            4,737,560      6,917,892     13,005,081
                                                             ============   ============   ============
Expected income tax in accordance with
     U.S. GAAP at statutory tax rates                          1,421,259      2,075,351      3,901,507
                                                             ------------   ------------   ------------
Effect of permanent differences at the enacted
     maximum tax rate (30%):
     Net periodic postretirement benefits cost                    49,531         55,895         59,228
     Amortization of deferred interest                                 -         23,970         22,475
     Employee benefits                                            11,233         18,707         14,593
     Permanent differences of the KSO Units                        5,177         12,209           (221)
     Revenue-sharing arrangements                                (10,330)         8,426         (9,150)
     Amortization of land rights                                      84            362            831
     Interest income which was already subjected
         to final tax                                           (210,142)      (169,447)      (107,715)
     Revaluation of property, plant and
         equipment *)                                             (1,229)        (1,229)        (1,179)
     Net periodic pension cost                                      (161)           (85)             -
     Deferred stock issuance costs *)                             (6,721)             -              -
     Employee bonus                                                8,014              -              -
     Gain on sale of Telkomsel shares                                  -              -       (949,826)
     Share on net income from associates                               -              -       (753,272)
     Others                                                       33,793         51,017        107,103
                                                             ------------   ------------   ------------
     Total                                                      (120,751)          (175)    (1,617,133)
                                                             ------------   ------------   ------------
     Deferred tax recognized on equity in
         net income of subsidiaries                              176,586        432,678        342,065
                                                             ------------   ------------   ------------
     Provision for income tax in accordance
         with U.S. GAAP                                        1,477,094      2,507,854      2,626,439
                                                             ============   ============   ============

           *) The tax effects of the stock issuance costs and revaluation of property, plant and equipment are offset against stockholders' equity for U.S. GAAP purposes

           Benefits enjoyed by pensioners fall under the category of benefits in kind which are non-deductible expenses under Indonesian tax laws.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




59. ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND THE U.S. SEC (continued)

      b.   Fair Value of Financial Instruments

           The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

           -    Cash and cash equivalents and temporary investments

                The carrying amount approximates fair value because of the short-term nature of the instruments.

           -    Short-term and long-term borrowings

                The fair value of the Company's borrowings are estimated on the basis of the discounted value of future cash flows expected to be paid, considering rates of interest at which the Company could borrow as of the respective balance sheet dates.

                As of December 31, 2001 and December 31, 2002, the fair value of the Company's long-term borrowings are Rp7,782,443 million and Rp13,498,456 million, respectively, and the fair value of the Company's short-term borrowings are Rp nil and Rp39,889 million, respectively.

                For purposes of estimating the fair value of two-step loans, the Company has used the average Rupiah borrowing rates of 16.81% and 14.10%, the average U.S. Dollar borrowing rate of 7.33% and 7.31% and the respective average borrowing rates for 2001 and 2002 for the debt in other currencies, respectively. Under the current environment, an estimate of the interest rates as of a point in time, given the significance of the Company's debt and the general unavailability of funds, is difficult. For one percentage point increase in the above-mentioned borrowing rates, the fair value of the Company's long-term two-step loans at December 31, 2002 would decrease by Rp359,73 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




59. ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND THE U.S. SEC (continued)

      b.   Fair Value of Financial Instruments (continued)

           The estimated fair values of the Company and its subsidiaries' financial instruments are as follows:

                                                                                     Carrying           Fair
                                                                                      Amount            Value
                                                                                   -------------      ------------
                                                                                         Rp                Rp
2001:
Cash and cash equivalents                                                             3,644,213         3,644,213
Temporary investments                                                                   348,915           348,915
Long-term liabilities - net of current maturities
     Two-step loans                                                                   8,637,340         7,033,919
     Suppliers' credit loans                                                            395,020           351,658
     Bridging loan                                                                      111,401            98,837
     Liability for acquisition of a subsidiary                                          260,840           230,298
     Long-term bank loan                                                                 73,150            67,731

2002:
Cash and cash equivalents                                                             5,699,070         5,699,070
Temporary investments                                                                 1,073,000         1,073,000
Short term bank loan                                                                     39,205            39,889
Long-term liabilities:
     Two-step loans                                                                   8,530,554         9,120,204
     Suppliers' credit loans                                                            338,697           338,697
     Bridging loan                                                                       95,517            95,517
     Bond                                                                             1,000,000         1,328,159
     Guaranteed notes payable                                                         1,337,518         1,534,778
     Liability for acquisition of a subsidiary                                          807,980           807,980
     Bank loan                                                                          247,432           247,432
     Project cost payable                                                                15,513            15,513
     Obligation under capital lease                                                       1,026             1,026
     Other                                                                                9,150             9,150


           The methods and assumptions followed to disclose the fair value are inherently judgmental and involve various limitations, including the following:

           i. Fair values presented do not take into consideration the effect of future currency fluctuations.

           ii. Estimated fair values are not necessarily indicative of the amounts that the Company and its subsidiary would record upon disposal/termination of the financial instruments.


      c.   Research and Development

           Research and development expenditures, as determined under U.S. GAAP, amounted to approximately Rp33,110 million, Rp39,523 million and Rp8,995 million in 2000, 2001 and 2002, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




59. ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND THE U.S. SEC (continued)

      d.   Valuation and Qualifying Accounts

           The following summarizes the activities in the valuation and qualifying accounts:

                                     Beginning      Charged to Cost    Unrealized                     Balance at
                                      of Year        and Expenses         Loss        Deductions     End of Year
                                    -----------    -----------------  ------------   ------------   -------------
                                        Rp                Rp               Rp             Rp             Rp
2001 (as restated - see Note 52):
Unrealized loss on decline in
    market value of
    marketable securities                 165                 -              42             -               207
Allowance for doubtful accounts
    Trade accounts receivable
       Related parties                167,669           158,261               -             -           325,930
       Third parties                  261,910           119,414               -       128,469           252,855
Allowance for inventory
    obsolescence                       31,723            17,279               -             5            48,997

2002:
Unrealized loss on decline in
    market value of
    marketable securities                 207                 -               -           207                 0
Allowance for doubtful accounts
    Trade accounts receivable
       Related parties                325,930           250,444               -             -           576,374
       Third parties                  252,855           273,711               -       128,755           397,811
Allowance for inventory
    obsolescence                       48,997           158,602               -       153,804            53,795

      e.   Risks and Uncertainties

           The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could be different from these estimates.

      f.   Derivative Financial Transactions

           Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended by SFAS 138, Accounting for Certain Instruments and Certain Hedging Activities, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative.

           The Company and its subsidiaries had no derivative contracts or contracts that require accounting under SFAS 133 and SFAS 138.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)
--------------------------------------------------------------------------------




59. ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND THE U.S. SEC (continued)

      g.   Comprehensive Income

           Comprehensive income - net of tax, as determined under U.S. GAAP in 2000, 2001 and 2002 amounted to Rp2,962,617 million, Rp3,955,185 million and Rp9,259,750 million, respectively.

           Adjustments to net income to arrive at comprehensive income include the increase in investments as a result of foreign currency translation of associated companies and unrealized losses on decline in value of securities.

      h.   Recent Accounting Pronouncements

           SFAS No.145, "Revision of FSAB Statements No.4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections"

           Among other technical corrections, SFAS No.145 eliminates the absolute requirement to classify gains or losses from the early extinguishment of debt as extraordinary. SFAS No.145 will be effective in fiscal 2003 and should have no impact on the Company's U.S. GAAP reconciliation.

           SFAS No.146 "Accounting for Costs Associated with Exit or Disposal Activities"

           This statement now requires that a liability be recognized when the liability is incurred. Previously, a liability for exit costs was recognized at the date of an entity's commitment to an exit plan. SFAS No.146, which is effective in fiscal 2003, could have an impact on the U.S. GAAP reconciliation depending upon the level of exit activities.

           SFAS No.148 "Accounting for Stock-Based Compensation Transition And Disclosure"

           SFAS No.148 provides alternative methods for transitioning for voluntary charges to the fair value method and enhances disclosures for stock options. The Company does not utilize stock based compensation and thus SFAS No.148 will have no effect on the U.S. GAAP reconciliation.

           FASB Interpretation No.46, "Consolidation of Variable Interest Entities"

           FIN 46 provides guidance for consolidating entities not with standing the lack of majority voting control. FIN 46 is effective for fiscal 2003; however, the Company has no current interest in variable interest entities. As such, there should be no impact on the U.S. GAAP reconciliation.


60.   CHANGE OF ACCOUNTING SYSTEM APPLICATION

      Effective January 1, 2002, the Company implemented System Application and Product ("SAP"), a software package for processing the financial transactions, replacing Computer Associate General Ledger ("CAGL") with still maintain the consistency of financial presentation with previous years.


                                     *******